   As filed with the Securities and Exchange Commission on ____________, 2000

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               _________________

                                    FORM 10

                               GENERAL FORM FOR
                          REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              __________________

                                   APW Ltd.
            (Exact name of registrant as specified in its charter)

                 Bermuda                                 04-2576375
     (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)

   Clarendon House, Church Street
   P.O. Box 666,
   Hamilton HM CX, Bermuda

   N22 W23685 Ridgeview Parkway West
   Waukesha, Wisconsin                                   53188-1013

(Address of Principal Executive Offices)                 (ZIP Code)

                                 (262) 523-7600
              Registrant's telephone number, including area code:

       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                     Name of each exchange on which
       to be so registered                     each class is to be registered

  Common Stock, $.01 par value per share
  (including the associated Common Stock          New York Stock Exchange
             Purchase Rights)

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Business.

          The information required by this item is contained in the sections entitled "Introduction," "Risk Factors," "The Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of APW Ltd. and its Subsidiaries" in the Information Statement dated ____________, 2000 (the "Information Statement"), attached hereto as Annex A. Those sections are incorporated herein by reference.


Item 2.   Financial Information.

          The information required by this item is contained in the sections entitled "Summary," "Capitalization," "Selected Historical Financial Information" "Selected Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement. Those sections are incorporated herein by reference.


Item 3.   Properties.

          The information required by this item is contained in the section entitled "Business of APW Ltd. and its Subsidiaries" in the Information Statement. That section is incorporated herein by reference.


Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          The information required by this item is contained in the sections entitled "Security Ownership of Certain Beneficial Owners" and "Management of APW Ltd. -- Security Ownership of Directors and Executive Officers" in the Information Statement. Those sections are incorporated herein by reference.


Item 5.   Directors and Executive Officers.

          The information required by this item is contained in the sections entitled "Management of APW Ltd. -- Directors" and "Management of APW Ltd. -- Executive Officers" in the Information Statement. Those sections are incorporated herein by reference.


Item 6.   Executive Compensation.

          The information required by this item is contained in the section entitled "Executive

Compensation" in the Information Statement. That section is incorporated herein by reference.


Item 7.   Certain Relationships and Related Transactions.

          The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Relationship Between API/Actuant and APW Ltd. After the Distribution" and "Business of APW Ltd. -- Transactions and Agreements Between APW and API/Actuant" in the Information Statement. Those sections are incorporated herein by reference.


Item 8.   Legal Proceedings.

          The information required by this item is contained in the section entitled "Business of APW Ltd. and its Subsidiaries -- Legal Proceedings" in the Information Statement. That section is incorporated herein by reference.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

          The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Manner of Effecting the Distribution," "The Distribution -- Results of the Distribution," "The Distribution -- Listing and Trading of Shares of APW Ltd. Common Stock," "The Distribution -- Dividend Policy," "Security Ownership of Certain Beneficial Owners," "Management of APW Ltd.-- Security Ownership of Directors and Executive Officers" and "Description of APW Ltd. Capital Stock" in the Information Statement. Those sections are incorporated herein by reference.


Item 10.  Recent Sales of Unregistered Securities.

          None. The section entitled "The Distribution" in the Information Statement is incorporated herein by reference. Subsequent to the Distribution, Applied Power Inc. will hold no capital stock of APW Ltd.


Item 11.  Description of Registrant's Securities to be Registered.

          The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Listing and Trading of Shares of APW Ltd. Common Stock," "The Distribution -- Dividend Policy," "Description of APW Ltd. Capital Stock," "Purposes and Effects of Certain Provisions of APW's Charter Documents and the Rights Agreement" and "Comparison of Shareholder Rights" in the Information Statement. Those sections are incorporated herein by reference.

Item 12.  Indemnification of Directors and Officers.

          The information required by this item is contained in the section entitled "Liability and Indemnification of Officers and Directors" in the Information Statement. That section is incorporated herein by reference.


Item 13.  Financial Statements and Supplementary Data.

          The information required by this item is contained (i) in the sections entitled "Summary," "Capitalization," "Selected Historical Financial Data," "Selected Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement, and (ii) in the Historical Combined Financial Statements and other financial information incorporated by reference in Item 15 hereof. Those sections are incorporated herein by reference.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.


Item 15.  Financial Statements and Exhibits.

          (a) Financial Statements. The following Combined Financial Statements of APW Ltd. are included in the Information Statement and incorporated herein by reference:

               (i) Historical Combined Financial Statements of the Electronics Business of Applied Power Inc., including APW Ltd.:

                    --  Report of independent accountants
                    --  Combined statements of earnings
                    --  Combined balance sheets
                    -- Combined statements of equity and comprehensive income -- Combined statements of cash flows
                    --  Notes to combined financial statements

               (ii) Unaudited Pro Forma Combined Financial Information:

                    -- Unaudited pro forma combined balance sheet and notes thereto
                    -- Unaudited pro forma combined statements of earnings and notes thereto


          (b) Exhibits. See Exhibit Index following Signatures page in this Registration Statement, which Exhibit Index is incorporated herein by reference.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       APW Ltd.
                                       (Registrant)


Date: May 1, 2000                      By: /s/ Richard D. Carroll
                                           ------------------------------------
                                           Richard D. Carroll, Vice President--
                                           Finance and Controller

                                   APW Ltd.


                                 EXHIBIT INDEX
                                      TO
                        FORM 10 REGISTRATION STATEMENT


  Exhibit           Description

    2.1 Information Statement of the Registrant dated _____________, 2000 (attached to this Registration Statement as Annex A) (the "Information Statement")

    3.1* Form of Memorandum of Association of APW (Appendix __ to the Information Statement)

    3.2*       Form of Bye-laws of APW (Appendix __ to the Information
               Statement)

    4.1 Form of Rights Agreement between APW and FIRSTAR BANK, N.A., as Rights Agent (Appendix __ to the Information Statement)

    4.2*       Form of Credit Agreement

    4.3* Form of Assumption Agreement between Applied Power Inc. ("API") and APW

   10.1        APW Ltd Stock Incentive Plan (Appendix __to the Information
               Statement)

   10.2 Form of Contribution Agreement, Plan and Agreement of Reorganization and Distribution between API and APW, dated as of____________, 2000 (the "Contribution Agreement")

   10.3 Form of General Assignment, Assumption and Agreement Regarding Litigation, Claims and Other Liabilities between API and APW, dated as of ______________, 2000 (Exhibit D to the Contribution Agreement)

   10.4 Form of Transitional Trademark Use and License Agreement between API and APW, dated as of ______________, 2000 (Exhibit E to the Contribution Agreement)

   10.5 Form of Insurance Matters Agreement between API and APW, dated as of ______________, 2000 (Exhibit F to the Contribution Agreement)

   10.6 Form of Bill of Sale and Assumption of Liabilities between API and APW, dated as of ______________, 2000 (Exhibit G to the Contribution Agreement)

   10.7 Form of Employee Benefits and Compensation Agreement between API and APW, dated as of ______________, 2000 (Exhibit H to the Contribution Agreement)

  Exhibit           Description

   10.8       Form of Tax Sharing and Indemnification Agreement between API and
               APW, dated as of ______________, 2000 (Exhibit I to the Contribution Agreement)

   10.9       Form of Interim Administrative Services Agreement between API and
               APW, dated as of ______________, 2000 (Exhibit J to the Contribution Agreement)

   10.10 Form of Confidentiality and Nondisclosure Agreement between API and APW, dated as of ______________, 2000 (Exhibit K to the Contribution Agreement)

   10.11 Form of Patent Assignment between API and Wright Line Inc., dated as of _______________, 2000

   10.12       APW Ltd. Outside Directors' Stock Option Plan

   21          Subsidiaries of APW

   27.1        Financial Data Schedule for six months ended February 29, 2000

   27.2        Financial Data Schedule for six months ended February 28, 1999

   27.3        Financial Data Schedule for year ended December 31, 1999

   27.4        Financial Data Schedule for year ended December 31, 1998

   27.5        Financial Data Schedule for year ended December 31, 1997

   99.1 Audited Financial Statements of Vero Group PLC for year ended December 31, 1997

   99.2 Audited Financial Statements of Rubicon Group PLC for year ended May 31, 1998



________________

*         To be filed by amendment.

  As filed with the Securities and Exchange Commission on ____________, 2000

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               _________________

                                  EXHIBITS TO
                                    FORM 10

                               GENERAL FORM FOR
                          REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              __________________

                                   APW Ltd.
            (Exact name of registrant as specified in its charter)


                 Bermuda                                     04-2576375
     (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)c                     Identification No.)

   Clarendon House, Church Street
   P.O. Box 666,
   Hamilton HM CX, Bermuda

   N22 W23685 Ridgeview Parkway West
   Waukesha, Wisconsin                                       53188-1013

(Address of Principal Executive Offices)                     (ZIP Code)
                                (441) 285-1422
                                (262) 523-7600
              Registrant's telephone number, including area code:

       Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class                Name of each exchange on which
             to be so registered                each class is to be registered

  Common Stock, $.01 par value per share
  (including the associated Common Stock                 New York Stock Exchange
             Purchase Rights)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None


                                             VOLUME ____ OF ____ EXHIBIT VOLUMES

                                                                          DRAFT
                                                                          5/1/00

                               EXPLANATORY NOTES

     The information contained in this Information Statement is subject to completion or amendment. A registration statement on Form 10 relating to APW Ltd.'s common stock has been filed with the Securities and Exchange Commission but has not yet become effective. These securities will not be issued before the registration statement becomes effective. This Information Statement is not an offer to sell or the solicitation of an offer to buy any securities.

     The registration statement on Form 10 and the Information Statement have been prepared on a prospective basis on the assumption that, among other things, the Distribution and related transactions described in the Information Statement occur as described. They have not yet occurred, however, and we cannot be certain that they will occur or will occur exactly as described. We will amend or supplement the registration statement and Information Statement to reflect any significant modifications or variations in the Distribution and related transactions.

                        [APPLIED POWER INC. LETTERHEAD]


                                                              ____________, 2000



Dear Shareholder:

     On January 27, 2000, we announced a plan to spin-off Applied Power's integrated electronics enclosures business as a separate publicly traded company. Through a combination of internal growth and acquisitions, Applied Power has become the leading global supplier of integrated enclosure systems to the electronics industry. In preparation for the spin-off of this business to our shareholders (the "Distribution"), we have caused APW Ltd. to become a Bermuda corporation which owns and operates (directly or through subsidiaries) Applied Power's global electronic businesses. Following the Distribution, you will own shares in both APW Ltd., an independent public company, and Applied Power, which will continue to operate the company's industrial businesses. As previously announced, Applied Power intends to change its name to "Actuant Corporation" following the Distribution. The attached Information Statement, which is being mailed to all Applied Power shareholders, describes the Distribution in detail.

     Your board of directors has determined that the Distribution is in the best interest of Applied Power's shareholders. Applied Power's electronics and industrial businesses are distinct operations with different opportunities, challenges, strategies and means of doing business. The Distribution will permit the management of each company to focus on the opportunities specific to the business of that particular enterprise. We believe this will provide enhanced growth through both internal expansion and disciplined acquisition strategies. Additionally, the Distribution will greatly simplify the business profile of each of the businesses, allowing investors to more easily evaluate each of the companies in the future.

     Shareholders of record as of ______________, 2000, will receive one share of APW Ltd. common stock for every share of Applied Power Inc. common stock they own. APW Ltd. share certificates will be mailed beginning _________, 2000. No action is required on your part to receive your APW Ltd. shares. You will not be required to pay anything for your APW Ltd. shares or to surrender your Applied Power shares. Your receipt of APW Ltd. shares in the Distribution should be tax-free for federal income tax purposes.

     Following the Distribution, we expect that APW Ltd.'s common stock will be traded on the New York Stock Exchange and that its ticker symbol will be "APW." Applied Power/Actuant will continue to trade on the New York Stock Exchange, but will change its ticker symbol to "ATU."

     Our board of directors and management teams are excited about the opportunities for both APW Ltd. and Applied Power/Actuant following the Distribution. We believe that the improved business focus and financial flexibility that will result from this transaction will benefit our shareholders, customers, and employees.


                                    Sincerely,



                                    ---------------------------------
                                    Richard G. Sim
                                    Chairman, Chief Executive Officer
                                    and President

      Information contained herein is subject to completion or amendment.

                    Preliminary Copy Dated ___________, 2000

                             INFORMATION STATEMENT

     We are providing this Information Statement to you as a shareholder of Applied Power Inc.("Applied Power") in connection with the Distribution by Applied Power to its shareholders of all of the outstanding shares of APW Ltd. common stock and related rights. APW Ltd. will own and operate what is currently Applied Power's integrated electronic enclosure systems segment (the "Electronics Business").

     We expect to make the Distribution on _____________, 2000, to holders of record of Applied Power common stock on __________, 2000. If you are an Applied Power shareholder at the close of business on the Record Date, you will receive one share of APW Ltd. common stock and related rights for every share of Applied Power stock you own on that date. Certificates for the APW Ltd. shares will be mailed to you, or your brokerage account will be credited with the APW Ltd. shares, on or about ___________, 2000. You will not be required to pay anything for the shares of APW Ltd. common stock and related rights distributed to you, nor will you be required to surrender or exchange any of your shares of Applied Power common stock. The Distribution is intended to be tax-free to Applied Power shareholders.

     We have applied to list the APW Ltd. common stock and related rights on the New York Stock Exchange under the symbol "APW." No shareholder approval of the Distribution is required or is sought. We are not asking you for a proxy.

     Applied Power will continue to own and operate the industrial segment of its business (the "Industrial Business") and intends to change its name to "Actuant Corporation" after the Distribution. We usually refer to Applied Power as "API/Actuant" when referring to its future operations. We expect API/Actuant common stock to trade on the NYSE under the symbol "ATU."

     Consider carefully the risk factors beginning on page __ of this Information Statement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the terms of the APW Ltd. common stock and related rights, or determined that this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

           The date of this Information Statement is ________, 2000.

                               TABLE OF CONTENTS




QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION....................................

SUMMARY.........................................................................
     Selected Historical Financial Data.........................................
     Selected Unaudited Pro Forma Financial Data................................

RISK FACTORS....................................................................
     Spin-Off Distribution Risks................................................
     Operational Risks..........................................................

THE DISTRIBUTION................................................................
     Background of and Reasons for the Distribution.............................
     Distribution Agent.........................................................
     Manner of Effecting the Distribution.......................................
     Post Distribution Taxation of APW Ltd. and U.S. Federal
     Income Tax Consequences to Holders of APW Ltd. Shares......................
     Results of the Distribution................................................
     Federal Income Tax Consequences of the Distribution........................
     Listing and Trading of Shares of APW Ltd. Common Stock.....................
     Dividend Policy............................................................
     Relationship Between API/Actuant and APW Ltd. After the Distribution.......
     Distribution Conditions....................................................

BUSINESS OF APW LTD AND ITS SUBSIDIARIES........................................
     EMS Industry Overview......................................................
     APW Ltd. Business Strategy.................................................
     Products and Services......................................................
     Markets and Customers......................................................
     Sources and Availability of Raw Materials..................................
     Patents, Trademarks and Other Intellectual Property........................
     Backlog....................................................................
     Competition................................................................
     Research and Development...................................................
     Environmental Compliance...................................................
     Employees and Labor Relations..............................................
     Properties.................................................................
     Legal Proceedings..........................................................
     Transactions and Agreements Between APW Ltd. and API/Actuant...............

FINANCING.......................................................................

     Arrangements Related to the Distribution...................................
     Refinancing of Senior Subordinated Notes...................................

CAPITALIZATION..................................................................

APW LTD. UNAUDITED PRO FORMA FINANCIAL STATEMENTS...............................

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................................
     Overview...................................................................
     Business Combinations......................................................
     Results of Operations......................................................
     New Accounting Pronouncements..............................................
     European Economic Monetary Union...........................................
     Risk Factors That May Affect Future Results................................
     Quantitative and Qualitative Disclosures About Market Risk.................
     Disclosure About Market Risk...............................................

FORWARD-LOOKING STATEMENTS AND CAUTIONARY
   FACTORS......................................................................

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.................................

MANAGEMENT OF APW LTD. .........................................................
     Directors..................................................................
     Committees of the Board of Directors.......................................
     Directors' Compensation....................................................
     Other Executive Officers...................................................

EXECUTIVE COMPENSATION..........................................................
     Summary Compensation Table.................................................
     Option/SAR Grants in Last Fiscal Year......................................
     Stock Options and the Impact of the Distribution...........................
     APW Ltd. 2000 Stock Plan...................................................
     Stock Options..............................................................
     Restricted Stock...........................................................
     Term of Stock Plan.........................................................
     General Terms..............................................................
     Federal Tax Consequences...................................................
     APW Ltd. 401(k) Plan.......................................................
     APW Ltd. Employee Stock Purchase Plan......................................
     Future Compensation of Executive Officers..................................

DESCRIPTION OF APW LTD. CAPITAL STOCK...........................................
     Authorized Capital Stock...................................................
     Common Stock...............................................................
     Preferred Stock............................................................
     Summary of Rights Plan.....................................................
     Transfer Agent.............................................................

COMPARISON OF SHAREHOLDER RIGHTS.............................................
     Size and classification of the Board of Directors.......................
     Removal Directors; Vacancies............................................
     Meetings of Shareholders................................................
     Action by Written Consent of Shareholders; Shareholder Resolutions......
     Vote Required for Extraordinary Corporate Transactions..................
     Interested Director Transactions........................................
     Business Combination and Anti-takeover Provisions.......................
     Shareholder Suits.......................................................
     Dissenters' Rights......................................................
     Dividends...............................................................
     Voting..................................................................
     Preemptive Rights.......................................................
     Amendments to Corporate Governance Documents............................
     Limitations on Directors' Liability and Indemnification.................
     Rights of Inspection....................................................
     Repurchase of Untraced Shares...........................................
     Rights Agreement........................................................
     Listing.................................................................
     Dividends and Distributions Upon Liquidation............................
     Statutory Shareholder Liability.........................................
     Director and Officer Discretion.........................................

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS......................
     Limitations on Liability of Directors...................................
     Indemnification and Insurance...........................................

INDEPENDENT PUBLIC ACCOUNTANTS...............................................

2001 ANNUAL MEETING AND SHAREHOLDER PROPOSALS................................

WHERE YOU CAN FIND MORE INFORMATION..........................................

INDEX TO COMBINED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.....


CHARTER DOCUMENTS OF APW LTD.................................................

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

     The following questions and answers, together with the summary that follows it, highlight important information about the Distribution of APW Ltd. stock. Because these sections are a summary, they may not contain all of the information that is important to you. You should read the entire Information Statement for more complete information.

Q:   WHO IS APW LTD.?

A: APW Ltd. is the Bermuda corporation that, together with its subsidiaries, will own and operate Applied Power's Electronics Business following the Distribution described in this Information Statement. Immediately following the Distribution, APW Ltd will be a leading global provider of electronics manufacturing services (EMS) focused on the rapidly growing integrated electronic enclosure systems market. Operating in over 40 locations throughout North America, Europe and Asia, we supply a broad range of individual components and integrated manufacturing services to OEMs primarily in the communications (datacom and telecom) and computing (servers, data storage, networking) markets. We provide a comprehensive portfolio of electronic products, including electronic enclosures, power supplies, thermal management systems, backplanes and cabling, either as individual standard products, or as integrated custom systems. In addition, we provide a wide range of integrated design, manufacturing and logistics services to our customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship capabilities. These services provide our customers with accelerated time-to-market and decreased time-to-volume production, while reducing their production costs and allowing them to focus on the design and marketing of their products.

     Through a combination of internal growth and acquisitions, we have established a leading position in the integrated enclosure systems segment of the EMS industry. We believe that we are the leading, most vertically integrated provider of integrated electronic enclosure systems and that our size, global reach, product breadth, scope of services, and demonstrated expertise uniquely positions us to win large manufacturing contracts from leading global datacom, telecom and networking OEMs. We believe that these customers will provide us with substantial growth opportunities due to their significant rate of organic growth and their increased utilization of outsourced manufacturing services. Our customers include industry leaders such as Alcatel, Applied Materials, Cisco, Compaq, Dell, EMC, Ericsson, Fujitsu, Hewlett Packard, IBM, Lucent, Marconi, Motorola, NCR, Nokia, Nortel Networks and Sun Microsystems. OEMs in the communications segment of the electronics industry accounted for approximately 25% of our net sales for the six months ended February 29, 2000, with sales to computing segment OEMs accounting for approximately 40% of net sales.

Q:   WHO IS ACTUANT?

A: "Actuant Corporation" will become the new name of Applied Power after the Distribution. Actuant will continue to design, manufacture and sell a wide range of branded electrical and industrial tools and supplies through retail, catalog and other distribution channels. It will also continue to design, manufacture and sell customized, highly engineered motion control systems to industrial OEMs. These continuing aspects of Applied Power's business are referred to as the "Industrial Business" in this Information Statement. We usually refer to Applied Power as "API/Actuant" when referring to its future operations. We expect API/Actuant common stock to trade on the NYSE under the symbol "ATU."

Q:   WHAT WILL HAPPEN IN THE DISTRIBUTION?

A: Applied Power is separating its Electronics Business from its Industrial Business. Applied Power will accomplish this by distributing all of the outstanding shares of APW Ltd. stock (which, together with its subsidiaries, operates the Electronics Business) to the Applied Power shareholders. API/Actuant will retain the Industrial Business, but it will not retain any shares of APW Ltd. stock following the Distribution. This type of distribution is often called a spin-off. If you are an Applied Power shareholder as of [11:59 p.m.] on _________, 2000, you will receive APW Ltd. stock in the Distribution. You will retain your stock in Applied Power, which will own only the Industrial Business and will later change its name to "Actuant Corporation." Upon completion of the Distribution, you will own shares in two separately traded public companies, API/Actuant and APW Ltd.

Q:   WHAT DO I HAVE TO DO?

A: Nothing. No proxy or vote is necessary for the Distribution to occur. You do not need to, and should not, mail in any certificates for Applied Power stock in order to receive APW Ltd. stock in the Distribution.

Q:   WHAT WILL I RECEIVE IN THE DISTRIBUTION?

A: You will receive one share of APW Ltd. stock for each share of Applied Power stock you own as of the Record Date. The shares of APW Ltd. stock will also include an associated common stock purchase right that is designed to encourage a potential acquirer of at least 15% of APW Ltd.'s outstanding stock to negotiate with the APW Ltd. board of directors rather than proceed unilaterally. For more information about the common stock purchase rights, see "Description of APW Ltd. Capital Stock--Summary of Rights Plan."

Q:   DO I HAVE TO PAY INCOME TAXES ON THE RECEIPT OF MY APW LTD. STOCK?

A: APW Ltd. has received an opinion of counsel that the receipt of APW Ltd. stock in the Distribution should be tax-free to its U.S. shareholders for federal income tax purposes. See "The Distribution -- Material Federal Income Tax Consequences of the Distribution."

Q:   WILL APW LTD. STOCK BE LISTED ON ANY EXCHANGE?

A: Yes. APW Ltd. has applied for approval to list on the New York Stock Exchange and will trade under the symbol "APW." The stock of API/Actuant will also continue to be listed on the New York Stock Exchange, but it will trade under the symbol "ATU."

Q:   WHAT WILL HAPPEN TO THE TRADING OF APPLIED POWER AND APW LTD. STOCK?

A: Beginning on or about _____________, 2000, and continuing through ________, 2000, you will only be able to sell your Applied Power stock with due bills for APW Ltd. stock. This means that you will give up your right to receive APW Ltd. stock if you sell your Applied Power stock during this time.

     Beginning on or about __________, 2000, we expect that investors will be able to buy and sell APW Ltd. stock on a when-issued basis until the stock certificates are actually delivered by the transfer agent.

Q:   HOW CAN I OBTAIN MORE INFORMATION ABOUT THE DISTRIBUTION?

     If you have questions about the Distribution, please contact:

     Ms. Susan Hrobar
     Investor Relations
     APW Ltd.
     N22 W23685 Ridgeview Parkway West
     Waukesha, WI 53188-1013
     (262) 523-7600

     or

     Firstar Bank N.A.
     Attention: Trust Department
     777 East Wisconsin Avenue
     Milwaukee, WI 53202
     (414) 765-5000

                                    SUMMARY

     This summary, together with the questions and answers immediately preceding it, highlights some key information from this Information Statement concerning the Distribution of APW Ltd. common stock by Applied Power. However, it does not contain all of the information that may be important to you. To better understand the Distribution and the business and financial position of APW Ltd. and its subsidiaries, you should carefully review this entire document. References in this Information Statement to "Applied Power" mean Applied Power Inc., a Wisconsin corporation, and its subsidiaries and affiliates. Because Applied Power Inc. intends to change its name to "Actuant Corporation" after the Distribution, we usually refer to it as "API/Actuant" when discussing its future operations. References to APW Ltd. include operations of its predecessors.

Securities to be
 distributed...............  One share of APW Ltd. common stock (plus associated common stock purchase rights issued pursuant to a shareholder rights plan (collectively with the distributed common stock, the "Shares")) for each outstanding share of Applied Power common stock owned on the Record Date. Approximately 39.1 million Shares will be issued in the Distribution. The Shares to be distributed will constitute all of the outstanding Shares of APW Ltd. immediately after the Distribution.

Record Date................  _______________, 2000 (close of business).

Distribution Date..........  _______________, 2000 (12:01 a.m., Central time).

Tax consequences...........  In the opinion of Weil, Gotshal & Manges LLP, special tax counsel to Applied Power, for federal income tax purposes the Distribution should be tax free to Applied Power shareholders. Applied Power shareholders should apportion their tax basis in the Applied Power common stock held immediately before the Distribution between the Applied Power common stock and the APW Ltd. Shares received in the Distribution, based on the relative fair market values of each as of the Distribution Date. An Applied Power shareholder's holding period for the APW Ltd. shares should include the holding period of the Applied Power common stock on which the Distribution is made. See "The Distribution - Material Federal Income Tax

                             Consequences of the Distribution."

Distribution agent and
transfer agent for the
APW Ltd. Shares............  Firstar Bank, N.A.

Dividends..................  APW Ltd. does not intend to pay cash dividends on the APW Ltd. common stock in the foreseeable future. Rather, we currently anticipate that earnings generally will be retained by APW Ltd. for use in its business. See "The Distribution - Dividend Policy."

Risk factors...............  See "Risk Factors" for a discussion of certain risks that should be considered in connection with the Shares received in the Distribution.

Principal offices of APW
Ltd........................  c/o Conyers Dill & Pearman, Clarendon House,
                             2 Church Street, P.O. Box HM666, Hamilton HM CX, Bermuda; telephone (441) 295 1422.

                             N22 W23685 Ridgeview Parkway West, Waukesha,
                             Wisconsin 53188-1013; telephone (262) 523-7600.
Relationship with
API/Actuant after the
Distribution..............   API/Actuant will have no stock ownership interest
                             in APW Ltd. after the Distribution. APW Ltd. and
                             API/Actuant will have entered into several agreements for the purpose of giving effect to the Distribution and defining their ongoing relationships. These include agreements providing for the transfer to APW Ltd. of substantially all of the assets and liabilities of the Electronics
                             Business, pursuant to which API/Actuant generally will indemnify APW Ltd. against liabilities, litigation and claims arising out of all Applied
                             Power operations not transferred to APW Ltd., and APW Ltd. will indemnify API/Actuant against liabilities, litigation and claims arising out of the Electronics Business. Additional agreements will relate to, among other things, certain employee benefit and compensation matters, intellectual property rights, certain interim administrative services, tax matters (including allocations of tax obligations), insurance, the transfer of real estate and other miscellaneous matters. See "The Distribution -- Relationship
                             Between API/Actuant and APW Ltd. After the
                             Distribution" and "Business of APW Ltd. and its Subsidiaries - Transactions and Agreements Between
                             APW Ltd. and API/Actuant."

SELECTED HISTORICAL FINANCIAL DATA
----------------------------------

The following selected financial data have been derived from the combined financial statements and financial information of APW Ltd. and subsidiaries. The data should be read in conjunction with the combined financial statements of APW Ltd. and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Information Statement. The statement of earnings data for the years ended August 31, 1997, 1998 and 1999 and the balance sheet data as of August 31, 1998 and 1999 have been derived from the audited combined financial statements of APW Ltd. The statement of earnings data for the years ended August 31, 1995 and 1996 and the balance sheet data as of August 31, 1995, 1996 and 1997 have been derived from unaudited combined financial information of APW Ltd. not included in this information statement. The statement of earnings data for the six months ended February 28, 1999 and February 29, 2000, and the balance sheet data as of those dates have been derived from unaudited combined financial statements of APW Ltd., which, in the opinion of management, includes all adjustments necessary for a fair presentation of assets and liabilities as of such dates and results of operations for such periods. Operating results for the six months ended February 29, 2000 are not indicative of the results that may be expected for the entire year ending August 31, 2000.

(In millions)
                                                                                                           Six Months
                                                        Year Ended August 31,                            Ended February
                                    ------------------------------------------------------------   ----------------------------
                                       1995         1996        1997       1998 (1)      1999        28, 1999     29, 2000 (1)
                                    ----------   ----------  ----------  ----------   ----------   ------------  --------------
COMBINED STATEMENT OF EARNINGS DATA:
Net sales                             $ 215.8     $ 263.0     $ 375.3      $ 593.2     $1,055.3      $  513.2      $  566.2
Gross profit                             86.9       109.8       146.7        194.1        291.8         139.9         149.7
Operating expenses (2)                   57.1        67.9        84.8        142.8        188.0          91.4          94.0
Amortization expense                      0.5         1.0         3.0          7.8         20.9           9.7          11.8
Operating earnings                       29.3        40.9        58.8         43.5         82.9          38.7          43.8
Net financing costs (3)                     -         3.7         9.5         16.6         52.9          23.6          23.6
Net other (income) expense                (.7)        (.5)       (1.3)        (8.7)        (1.8)         (1.3)          1.4
Earnings before income taxes             30.0        37.7        50.6         35.5         31.8          16.4          18.9
Income taxes                             10.8        14.9        18.9         17.2         11.4           5.4           8.0
Earnings before extraordinary loss       19.3        22.8        31.7         18.3         20.4          11.0          10.9
Extraordinary loss, net of income
  tax benefit of $1.3 million (4)           -           -           -            -            -             -          (2.1)
Net earnings                             19.3        22.8        31.7         18.3         20.4          11.0           8.9

COMBINED BALANCE SHEET DATA:
     (at end of period)
Working capital                       $  30.8     $  32.3     $  48.3      $   9.9     $    6.6      $   57.9      $   27.2
Total assets                            124.1       178.7       303.7        743.8      1,180.0       1,126.6       1,184.5
Total debt (3)                              -        50.0       119.9        367.8        728.8         715.7         680.8
Total equity                             83.9        84.4       114.2        197.3        172.8         212.0         236.6

OTHER DATA:
Cash flows -- Operating Activities                            $  28.3      $  60.3     $   95.1      $   29.2      $    7.3
Cash flows -- Investing Activities                              (93.1)      (314.0)      (435.3)       (399.9)        (28.6)
Cash flows -- Financing Activities                               71.8        245.7        354.6         372.1           6.2
EBITDA (5)                                                       71.4         75.1        135.6          66.0          71.6
Depreciation and amortization                                    11.3         23.0         50.9          26.0          29.1
Capital expenditures                                             17.7         31.6         43.0          20.3          18.1


(1) Results of operations in fiscal 2000 include a $3.3 million make-whole premium ($2.1 million after-tax) paid in connection with the early retirement of debt which is recorded as an extraordinary charge, net of tax. Fiscal 2000 also includes a $2.2 million allocated charge for costs associated with the Distribution of the Electronics Business from Applied Power and incorporating APW Ltd. in Bermuda. See Note 8 - "Merger, Restructuring and Other Non-recurring Items" in Notes to Combined Financial Statements for further discussion.

    Operating results in fiscal 1998 include allocated non-recurring charges related to ZERO merger, plant consolidation and product rationalization costs of $27.9 million before tax, $21.1 million net of applicable income tax. Fiscal 1998 results also include an allocated net gain of $6.5 million before tax for gains recognized by ZERO for life insurance proceeds and sale of property. See Note 8 - "Merger, Restructuring and Other Non-recurring Items" in Notes to Combined Financial Statements for further discussion.

    Excluding the one-time items discussed above, operating earnings were as follows for each of the periods presented (in millions):

                                                                                                Six Months
                                       Year Ended August 31,                                   Ended February
        ----------------------------------------------------------------------------  --------------------------------
              1995           1996            1997            1998           1999          28, 1999         29, 2000
        --------------  --------------  --------------  -------------  -------------  ----------------  --------------
            $  29.3        $  40.9         $  58.8         $  71.3        $  82.9          $  38.7          $  46.0

(2) Historical operating expenses include APW Ltd.'s allocated share of Applied Power's corporate general and administrative expenses. The allocation of Applied Power's corporate general and administrative expenses is based on estimated levels of effort devoted to APW Ltd. and the relative size of APW Ltd. compared to Applied Power's total revenues, operating profit, assets and employee headcount. APW Ltd. expects that costs for these functions will differ following the Distribution.

(3) Applied Power's historical practice has been to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts include debt and related interest expense allocated to APW Ltd. from Applied Power based on the portion of Applied Power's investment in the Electronics Business which is deemed to be debt. This allocation is generally based upon a cash flow model which details the historical uses of debt proceeds by the Electronics Business and the deemed debt repayments by the Electronics Business based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable. This historical allocation, however, is not indicative of the total amount of debt that APW Ltd. will have upon completion of Applied Power's realignment of its consolidated debt before the Distribution. See "Unaudited Pro Forma Combined Financial Statements" for further discussion of APW Ltd. debt levels after the Distribution.

(4) Represents costs associated with a make-whole premium paid in connection with the early retirement of debt.

(5) "EBITDA" is defined as income from continuing operations before interest, taxes, depreciation and amortization. Management believes that EBITDA provides useful information regarding APW Ltd.'s and its subsidiaries' ability to service its indebtedness, but should not be considered in isolation or as a substitute for operating income or cash flow from operations as an indicator of operating performance or as a measure of APW Ltd.'s and its subsidiaries' liquidity. Excluding restructuring and other non-recurring items (described in Note (1) above), EBITDA would have been as follows for each of the periods indicated (in millions):

                                                           Six Months
                   Year Ended August 31,                 Ended February
         --------------------------------------  ----------------------------
             1997          1998        1999         28, 1999       29, 2000
         ------------  -----------  -----------  -------------  -------------
            $  71.4      $  96.5     $  135.6       $  66.0        $  73.8

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
-------------------------------------------

The following table sets forth selected unaudited pro forma financial data of APW Ltd. and its subsidiaries. This data presents the combined statement of earnings data of APW Ltd. and its subsidiaries assuming that the transactions contemplated by the Distribution had been completed as of September 1, 1998. The combined balance sheet data of APW Ltd. and its subsidiaries is presented assuming that the transactions contemplated by the Distribution had been completed as of February 29, 2000. See the Unaudited Pro Forma Combined Financial Statements of APW Ltd. and notes thereto included in this Information Statement for computation of pro forma amounts, including descriptions of the pro forma adjustments.

The selected unaudited pro forma financial data has been prepared utilizing the historical combined financial statements of APW Ltd. and its subsidiaries. This information should be read in conjunction with the historical combined financial statements and notes to those statements, included elsewhere in this Information Statement. The selected unaudited pro forma financial data does not purport to be indicative of the results of APW Ltd. and its subsidiaries in the future or what the financial position and results of operations would have been had APW Ltd. been a separate, stand-alone entity during the periods shown.

(In millions)                                                Year Ended            Six Months Ended
                                                           August 31, 1999          February 29, 2000
                                                          -----------------        -------------------
PRO FORMA COMBINED STATEMENT OF EARNINGS DATA (1):
Net sales                                                          $1,055.3                  $  566.2
Gross profit                                                          291.8                     149.7
Operating expense                                                     192.6                      94.2
Amortization expense                                                   20.9                      11.8
Operating earnings                                                     78.3                      43.7
Net financing costs                                                    27.6                      13.9
Net other (income) expenses                                            (1.8)                      1.4
Earnings before income taxes                                           52.5                      28.4
Income taxes                                                           15.7                       8.5
Net earnings                                                           36.7                      19.9

PRO FORMA COMBINED BALANCE SHEET DATA (1):
     (at end of period)
Working capital                                                         N/A                  $   27.2
Total assets                                                            N/A                   1,184.5
Total debt (2)                                                          N/A                     288.9
Total equity                                                            N/A                     628.5

PRO FORMA OTHER DATA (1):
EBITDA                                                             $  131.0                  $   71.4
Depreciation and amortization                                          50.9                      29.1
Capital expenditures                                                   43.0                      18.1

(1) Pro forma adjustments include adjustments to debt, interest expense and general corporate expenses, as well as the exclusion of non-recurring items which were incurred in anticipation of the Distribution. See further explanation of these items in the footnotes to the Unaudited Pro Forma Combined Financial Statements.

(2) Represents debt allocated to APW Ltd. after giving effect to the debt realignment as discussed in the Unaudited Pro Forma Combined Financial Statements.

                                 RISK FACTORS

Spin-Off Distribution Risks

     The tax consequences of the Distribution are not assured.

     The Distribution is conditioned upon receipt of the opinion of Weil, Gotshal & Manges LLP, special tax counsel to Applied Power, that the Distribution should be a tax-free spin-off to Applied Power's U.S. shareholders. No rulings have been requested from the Internal Revenue Service as to the tax consequences of the Distribution. The opinion of Weil, Gotshal & Manges LLP is not binding on the Internal Revenue Service or the courts. If the Distribution does not qualify as a tax-free distribution, each U.S. holder of Applied Power common stock would generally be treated as if the shareholder had received a taxable dividend in an amount equal to the fair market value of the APW Ltd. common stock received, and Applied Power would recognize gain equal to the excess of the fair market value of the APW Ltd. common stock distributed to its shareholders over Applied Power's basis in the APW Ltd. common stock. See "The Distribution -- Material Federal Income Tax Consequences of the Distribution."

     Because the Distribution will violate covenants under Applied Power's outstanding subordinated notes, Applied Power needs to borrow additional money to repurchase those notes.

     Applied Power's $200 million of outstanding senior subordinated notes include a covenant effectively prohibiting the proposed Distribution. Applied Power intends to repurchase those notes and issue new subordinated notes that will not include that restriction, but the repurchase and refinancing have not yet been completed and a successful refinancing on terms acceptable to Applied Power cannot be assured.

     An Applied Power creditor could attempt to prevent the Distribution or to rescind it.

     A creditor of Applied Power could bring a lawsuit to prevent or rescind the Distribution by claiming that Applied Power was insolvent at the time of the Distribution, was rendered insolvent by the Distribution, was engaged in a transaction for which its remaining assets constituted unreasonably small capital, or intended to incur (or believed it would incur) debts beyond its ability to pay them as they matured. If a court agreed with any of these claims it might prevent or void the Distribution (entirely or in part) as a fraudulent conveyance or as unlawful under the Wisconsin Business Corporation Law and require the shareholders to return some or all of the shares of APW Ltd. stock to API/Actuant, or require APW Ltd. to fund certain liabilities of API/Actuant for the benefit of creditors. Generally, Applied Power would be considered insolvent if the fair value of its assets was less than the total amount of its liabilities or if it incurred debt beyond its ability to repay as the debt matures.

     The boards of directors of both APW Ltd. and Applied Power have carefully considered these issues and have structured the Distribution and related agreements and transactions in a manner such that they believe that both companies are solvent and will be solvent immediately after the Distribution.

     The charter documents of APW include provisions that may prevent or delay change of control transactions, which could adversely affect the price of its common stock, and the rights of APW Ltd. shareholders under Bermuda law are not as favorable in some ways as the rights of Applied Power shareholders under Wisconsin law.

     APW Ltd.'s charter documents contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a shareholder may consider favorable. The provisions in APW Ltd.'s charter documents include:

 .    the Rights (see "Description of APW Ltd.'s Capital Stock - Summary of
     Rights Plan");

 .    a classified board of directors with three-year staggered terms and removal only for cause;

 .    the ability of APW Ltd.'s board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

 .    anti-takeover provisions in APW Ltd.'s bye-laws (see "Comparison of
     Shareholder Rights - Business Combination and Anti-takeover Provisions");
     and

 .    supermajority voting requirements to approve extraordinary transactions or to amend charter documents, including board of director approval to amend the bye-laws.

     Other provisions of APW Ltd.'s charter documents or Bermuda law that could be disadvantageous to shareholders include:

 .    Shareholders may not be able to obtain jurisdiction over APW Ltd. outside
Bermuda, so certain remedies available to shareholders of Applied Power, such as class action lawsuits under United States federal and Wisconsin law, might not be available to APW Ltd. shareholders.

 .    The right to bring a derivative action in the name of a company for a wrong to the company committed by present or former directors of the company is more limited under Bermuda law than under Wisconsin law. See "Comparison of Shareholder Rights - Shareholder Suits."

 .    APW Ltd.'s common stock has no prior public market, and it is not possible to predict how its stock will perform after the Distribution.

     There has been no prior trading market for APW Ltd.'s stock and there can be no assurance as to the prices at which APW Ltd.'s common stock will trade before or after the date of the Distribution. Until the APW Ltd. common stock is fully distributed and an orderly market develops, the prices at which APW Ltd. stock trades may fluctuate significantly. Prices for APW Ltd. common stock will be determined in the trading markets and may be influenced by many factors, including:

 .    the depth and liquidity of the market for APW Ltd. common stock;

 .    developments generally affecting the EMS industry and the electronics enclosure systems market;

 .    investor perceptions of APW Ltd. and its business;

 .    the financial results of APW Ltd.; and

 .    general economic and industry conditions.

     In addition, the stock market, in general, often experiences substantial volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of APW Ltd. common stock.

     The separation of APW Ltd. from Applied Power poses new financial and operational risks.

     When the Distribution occurs, APW Ltd. will own and operate the Electronics Business, and API/Actuant will own and operate the Industrial Business. Neither company has a recent operating history as a separate entity.

     After the Distribution, each company initially will be smaller and less diversified than was Applied Power prior to the Distribution. The ability of APW Ltd. to satisfy its obligations and maintain profitability will be solely dependent upon its own future performance; it will not be able to rely upon the capital resources and cash flows of API/Actuant. The future performance and cash flows of APW Ltd. will be subject to prevailing economic conditions and to financial, business and other factors affecting its business operations, including factors beyond its control.

     The separation of the Electronics Business from the Industrial Business and the Distribution of APW Ltd. to the Applied Power shareholders may result in some temporary dislocation and inefficiencies to the business operations, as well as the organization and personnel structure, of APW Ltd., and will also result in the duplication of certain personnel, administrative and other expenses required for the operation of independent companies. Accordingly, there can be no assurance that the Distribution will not alter or disrupt the management and operations of APW Ltd.

     APW Ltd. has certain indemnification obligations to API/Actuant, or may not be able to collect on indemnification rights from API/Actuant.

     Under the terms of the Distribution Agreements, APW Ltd. and API/Actuant have each agreed to indemnify the other (and certain related parties) from and after the Distribution with respect to certain indebtedness, liabilities and obligations. These indemnification obligations could be significant. The availability of these indemnities will depend upon the future financial strength of each of the companies. We cannot determine whether APW Ltd. will have substantial indemnification obligations to API/Actuant after the Distribution. We also cannot assure you that, if API/Actuant has substantial indemnification obligations to APW Ltd., API/Actuant will have the ability to satisfy those obligations. See "Business of APW Ltd. and its Subsidiaries -- Transactions and Agreements Between APW Ltd. and API/Actuant."

     The reorganization transactions may present tax risks for APW Ltd.

     The reorganization leading up to the Distribution, including the merger and continuation of APW Ltd. as a Bermuda corporation, involve taxable transactions. APW Ltd.'s estimate of the federal and state income tax cost resulting from these transactions, which is reflected in the pro forma financial information included in this Information Statement, is based upon current valuations of the affected assets by PricewaterhouseCoopers LLP. Under the Tax Sharing Agreement with API/Actuant, APW Ltd. will be responsible for federal and state income taxes resulting from the reorganization transactions. As a result, APW Ltd. will bear the risk of any audit adjustments by the IRS or other taxing authorities challenging the reporting of the reorganization transactions, including the valuations of the affected assets.

     The extent of tax benefit from becoming a Bermuda corporation is uncertain.

     We believe that a significant portion of the income derived from our non-U.S. operations will not be subject to tax, either by Bermuda, which currently does not have a corporate income tax, or by the United States or other countries in which we conduct other activities or in which our customers are located. We will be subject to a 2.5% income tax in Barbados on certain income. We base these beliefs upon:

 .    the anticipated nature and conduct of our business, which may change; and

 .    our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effects.

     We cannot predict the amount of tax to which we may become subject and cannot be certain that any of these factors would not have a material adverse effect on our business, financial condition and results of operations. Our shareholders might also become subject to special tax rules applicable to foreign corporations under the circumstances described under the heading "The Distribution -- U.S. Federal Income Tax Consequences to Holders of APW Ltd. Shares."


Operational Risks

     APW Ltd.'s recent growth places new demands on its management.

     There are substantial risks presented by the fact that APW Ltd.'s Electronics Business has grown rapidly and significantly. For example, from fiscal 1997 to fiscal 1999, APW Ltd. saw an increase in net sales of its Electronics Business of about 181% and an increase in employees of about 140%. This growth comes from both expanding current operations and acquiring other businesses. With this growth comes risks, such as:

 .    risks from integrating new people and operations;
 .    risks from making technical, operational and administrative changes;
 .    risks from increasing reliance on outside financing sources.

     APW Ltd.'s acquisitions may create transitional challenges.

     APW Ltd.'s business strategy includes continued growth through strategic acquisitions, which depends upon the availability of suitable acquisition candidates at reasonable prices and APW Ltd.'s ability to quickly resolve transitional challenges. These challenges include integration of product lines, sales forces and manufacturing facilities and decisions regarding divestitures, inventory write-offs and other charges. Also, these challenges involve risks of employee turnover, disruption in product cycles and the loss of sales momentum. Although APW Ltd.'s Electronics Business has substantial experience in managing these risks, we cannot be certain that we will successfully manage them in the future.

     APW Ltd.'s business strategy depends in part upon continued outsourcing by customers.

     APW Ltd.'s customers and potential customers could decide to manufacture in house the products offered by APW Ltd. and its subsidiaries. To be successful, APW Ltd. and its subsidiaries must excel in terms of service, product quality, and price not only when compared with its direct competitors but also when compared with the customer itself doing the manufacturing in house.

     APW Ltd.'s industry concentration may expose it to cyclical fluctuations in the electronics, datacom, networking and telecommunications industries.

     APW Ltd.'s business is highly focused in the electronics, datacom, networking and telecommunications industries, with approximately 65% of sales coming from businesses in those industries. Management believes that the best use of APW Ltd.'s resources is in serving these high growth industries and responding to their changing needs, so it is unlikely that APW Ltd.'s customer base will broaden significantly beyond those industries for the near term. These industry segments are subject to rapid technological change and product obsolescence. Any discontinuance or modification of orders or commitments could lower our operating results. To the extent these industries experience weakened demand, APW Ltd.'s revenues and profitability will suffer.

     APW Ltd. and its subsidiaries typically do not obtain long-term volume purchase commitments from our customers, and cancellation or rescheduling of purchase orders could adversely affect our operating results.

     We typically do not obtain long-term volume purchase contracts from our customers. Customers orders may be cancelled and volume levels may be changed or delayed on short notice. Future cancellations or rescheduling of orders or commitments could cause our operating results to be below expectations.

     Increased competition may result in decreased demand or prices for our products.

     The EMS industry is highly competitive. We compete against numerous other U.S. and foreign companies with global operations, as well as with those who compete on a local or regional basis. Current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the EMS industry results in larger and more geographically diverse competitors who have significant resources with which to compete against us.

     APW Ltd.'s international operations pose political and economic risks.

     APW Ltd.'s Electronic Business has recently increased the size of its international operations, especially those in Europe. This increase has been due in large part to its recent acquisitions. In addition to the risks associated with rapid growth discussed above, such international operations present APW Ltd. with special risk factors, including those associated with:

 .    New regulatory systems or changes in foreign regulations;
 .    Foreign currency fluctuations;
 .    Trade or currency exchange restrictions;
 .    Potential political and economic instability in some countries; and
 .    Cultural differences.

     As APW Ltd. expands its international presence, these risks may increase.

                                THE DISTRIBUTION

Background of and Reasons for the Distribution

     Applied Power was founded in 1910 with the formation of the American Grinder and Manufacturing Company, which produced hand grinders for hardware and agricultural applications. Over the course of the following 80 years, the Company grew through a series of acquisitions and product introductions into a diversified conglomerate of industrial businesses, including leading brands such as Enerpac, Gardner Bender and Power-Packer.

     In 1989, Applied Power acquired the Barry Wright Corporation, which included both Barry Controls, a manufacturer of vibration isolation products for aerospace, defense and general industrial markets, and Wright Line, Inc., a designer of specialized equipment and technical furniture to support the use of computers in the workplace. In the mid-1990's, Wright Line, the predecessor of Applied Power's Electronics Business, began to experience rapid growth, driven by greatly increased demand for custom enclosure systems from electronics OEM customers. Capitalizing on this opportunity, Applied Power dedicated significant resources to the Electronics Business to exploit the identified potential in this market. In order to expand its product portfolio, manufacturing capabilities and global breadth in this industry, Applied Power acquired 17 enclosure companies for an aggregate purchase price of approximately $1.1 billion. Through a combination of internal growth and acquisitions, Applied Power became a leading worldwide supplier of integrated enclosure systems to the global electronics industry.

     In 1999, in order to more effectively pursue strategic opportunities in the electronics market, Applied Power's management began to consider the separation of Applied Power's Industrial Business from its Electronics Business. Management considered a number of alternatives, including the sale of the Industrial Business, a spin-off of either of the businesses, and the combination of a spin-off of the Electronics Business with the sale of the Industrial Business. On August 3, the board of directors of Applied Power approved in principle a plan to pursue the sale of the Industrial Business in combination with the spin-off of the Electronics Business. Following an extensive marketing process, Applied Power did not identify a potential acquiror of the Industrial Business as a whole that was willing to purchase the Industrial Business at an acceptable valuation level and in a tax efficient transaction structure.

     On January 12, 2000, the board of directors reevaluated a number of strategic alternatives, most of which had been discussed previously, and determined that separation of the Electronics Business and the Industrial Business through the Distribution would be in the best interests of Applied Power, APW Ltd. and Applied Power's shareholders. At a subsequent meeting on January 26, the board of directors authorized Applied Power to proceed with the Distribution. On _____, the Board formally approved the Distribution in the form of a dividend of one share of APW Ltd. for every share of Applied Power held. The dividend will be payable on _____ (the "Distribution Date"), to each holder of record of Applied Power stock as of the close of business on _____ (the "Record Date").

     APW Ltd. is a Bermuda corporation, the predecessor of which was originally incorporated in Massachusetts on November 7, 1975 as Wright Line Inc. Prior to the Distribution, Wright Line Inc. will merge with and into WLI-Texas, followed by the continuation of WLI-Texas as APW Ltd., a Bermuda corporation. Currently, a significant portion of Applied Power's electronics operations in and outside the United States are owned directly or indirectly by Wright Line Inc. Those electronics operations which are not currently owned directly or indirectly by Wright Line Inc. will be contributed to APW Ltd. prior to the Distribution. Therefore, at the time of the Distribution, APW Ltd. will directly or indirectly own all of the worldwide electronics operations currently conducted by Applied Power.

     In reaching its decision to prepare for and proceed with the Distribution, Applied Power's board of directors considered the recommendations of Applied Power management as well as financial advice provided by Credit Suisse First Boston Corporation, Applied Power's financial adviser. The board considered and discussed with Credit Suisse First Boston Corporation a number of financial analyses, including a review of the financial forecasts prepared by Applied Power's management with respect to API/Actuant and APW Ltd. as stand alone companies, as well as pro forma capital structures for API/Actuant and APW Ltd. and their impact on the future operating results of both of the companies. The board also reviewed Applied Power's recent trading price and trading multiples and the trading prices and trading multiples of comparable EMS companies and diversified industrial companies. The board's decision to pursue the Distribution was based on the following factors, among others:

 .    Applied Power's Industrial Business and its Electronics Business are
     distinct, complex enterprises with different opportunities, challenges, strategies and means of doing business. The opportunities for coordination of purchasing, production, distribution or marketing between the two businesses are limited.

 .    Applied Power believes that the Distribution will permit the management of each business to focus solely on the opportunities and challenges specific to that business, and to be more responsive to changes in its own business environment.

 .    Applied Power believes that the Distribution will permit the management of each company to adopt capital structures and allocate resources in ways that best reflect the financial and strategic characteristics of that particular enterprise.

 .    Applied Power believes that the Distribution will enable the Electronics
     Business to obtain debt and equity financing necessary to execute its business plans and acquisition strategies more efficiently and cost effectively.

 .    The Distribution will permit each company to offer stock-based incentive compensation to its executives that is more closely aligned with the performance of that enterprise, as reflected in the stock market's valuation of the stock of that company. We believe that this will help each company attract, retain and reward key employees.

 .    The Distribution will permit investors to choose whether to invest in the
     Electronics Business, the Industrial Business, or both. It will also enable the investment community to better understand and evaluate the two businesses.

 .    The Distribution will facilitate acquisitions by the Electronics Business by improving the attractiveness of its capital stock as an acquisition currency.

 .    Management of APW Ltd believes that the Distribution and the realignment of debt will allow it to compete more effectively in its market.

     As previously noted, Applied Power's board of directors had considered a number of alternatives to a spin-off of the Electronics Business, including a sale of the Industrial Business as a whole, the sale of selected portions of the Industrial Business from time to time, and a retention of all of the operations following an internal restructuring to more clearly align the Industrial Business and the Electronics Business into separate groups of operations. Under the circumstances, the board decided to authorize the spin-off of the Electronics Business as a Bermuda corporation supplemented by the disposition of non-strategic Industrial Business assets.

Corporate Fit and Focus

     The Distribution will allow the management of both companies to devote more attention and focus to their respective businesses. APW Ltd. competes in the rapidly growing EMS industry. Participants in this industry provide services and products to a defined number of large electronics OEM customers. These customers require nimble suppliers that are able to support very rapid growth, with highly accelerated scale-up requirements on a global basis. While management believes that APW Ltd. is well positioned to capitalize on the substantial opportunities available in the EMS market, achievement of APW Ltd.'s full potential requires management to focus its resources more exclusively on the EMS market.

     Applied Power sells tools and supplies through distribution and retail channels as well as highly engineered components and systems to OEM customers. Applied Power's industrial markets are fairly mature, with lower potential for internally generated growth as compared to APW Ltd.'s electronics markets. Capital requirements for Applied Power's Industrial Businesses are relatively low, and it has historically generated significant free cash flow. API/Actuant's strategy will be focused on debt reduction, enhancing its profitability and operating results through a continuing focus on operation efficiencies and the effective re-investment of the substantial cash it generates.

     The differences between these businesses require different management techniques and investment strategies. The Distribution will permit management of each company to specialize in its respective business.

Capital Structure and Resource Allocation Optimization

     The Distribution will provide both API/Actuant and APW Ltd. the opportunity to create capital structures and adopt resource allocation policies that best reflect the cash flow, investment requirements, competitive landscape, shareholder expectations and corporate strategy and business objectives of each company. By appropriately tailoring the capital structures of API/Actuant and APW Ltd., each should be better able to pursue its strategic objectives while achieving the lowest overall cost of capital consistent with the risk profiles and competitive factors inherent in its business segment.

Attraction and Retention of Key Employees

     APW Ltd.'s management believes that having a publicly traded equity security will create a highly effective incentive tool for motivating management and attracting and retaining talented employees at all levels for both APW Ltd. and API/Actuant. Following the Distribution, the stock price of APW Ltd. will be directly influenced by the operational and financial performance of APW Ltd. without regard to the performance of the Industrial Businesses retained by API/Actuant. APW Ltd. believes that this direct link between performance and stock price appreciation will create an effective incentive system and is likely to enhance the levels of dedication, commitment and productivity of the management and employees of APW Ltd.

Stock as Acquisition Currency

     Acquisitions have been, and are expected to continue to be, an important part of APW Ltd.'s growth strategy. The Distribution will permit APW Ltd. to use its stock as a more attractive currency with which to pursue acquisitions. Management of APW Ltd. believes that shareholders in potential target companies often prefer to receive stock in a corporation focused on the industry in which the target company is engaged as consideration in an acquisition. As a diversified industrial company, Applied Power shares may not be as attractive to shareholders in target companies as would be shares of APW Ltd. Management believes that following the Distribution, as a "pure-play" EMS company, APW Ltd. will have more opportunity to pursue acquisitions using stock as currency than Applied Power would have in the absence of the Distribution.

Improve Investor Understanding of APW Ltd. and API/Actuant Equity

     APW Ltd. management believes that the public equity markets currently perceive Applied Power to be a diversified industrial company. The Distribution will position APW Ltd. as a focused EMS company with a leading global position in the electronics enclosures market, which investors will be better able to understand and evaluate. Publicly-traded EMS companies are currently valued at significantly higher multiples of earnings than diversified industrial conglomerates. Management believes that if, following the Distribution, investors value APW Ltd. in a manner consistent with the valuations of other EMS companies, APW Ltd. will be able to raise equity capital at a lower cost than it can as part of the combined enterprise. Following the Distribution, API/Actuant will continue to be positioned as an industrial company. Further debt reduction, continuing operational improvements and the execution of a selective acquisition strategy will be expected to drive earnings growth. API/Actuant will be positioned to be more easily evaluated versus other comparable industrial companies.

Distribution Agent

     The Distribution Agent is Firstar Bank N.A. Its address and telephone number are:

                    Firstar Bank N.A.
                    Attn: Trust Department
                    777 East Wisconsin Avenue
                    Milwaukee, WI 53202
                    Telephone No.: 414-765-5000


Manner of Effecting the Distribution

  Reorganizations - Continuance

     For U.S. federal income tax purposes, the continuation of Wright Line Inc. as APW Ltd., a Bermuda corporation, will be treated as if Wright Line Inc. sold all of its assets in a fully taxable transaction in which gain, but not loss, will be recognized. Applied Power's estimate of the federal and state income tax cost resulting from the taxable exchange of Wright Line Inc.'s assets is based upon current valuations of the affected assets by PricewaterhouseCoopers LLP and is reflected in the pro forma financial information included elsewhere in this Information Statement.

Reorganizations -- other than Continuance


   Since Wright Line Inc. will not own directly or indirectly all of Applied Power's electronics operations prior to its continuance as APW Ltd. in Bermuda, other corporate structure reorganizations will be required to allow for the contribution of these other electronics operations to APW Ltd. or its subsidiaries prior to the Distribution. Also APW Ltd. and its subsidiaries will transfer certain industrial operations to API/Actuant or its continuing subsidiaries. Upon these transactions, and to the extent not previously recognized, gain, if any (but not loss), will be recognized based upon the fair market value of the contributed assets less APW Ltd.'s cost basis in these assets. Applied Power's estimate of the federal and state income tax cost resulting from the taxable exchange of the affected assets is based upon current valuations of the affected assets by PricewaterhouseCoopers LLP and is reflected in the pro forma financial information included elsewhere in this Information Statement.

Post Distribution Taxation of APW Ltd.


     Bermuda and Barbados Income Tax Consequences to APW Ltd.

     After the reorganizations described above, APW Ltd. will have its corporate charter in Bermuda; however, it will be treated as resident in Barbados for purposes of the Barbados Income Tax Act and the U.S. -- Barbados Double Taxation Treaty. A favorable ruling has been obtained from the Department of Inland Revenue of Barbados confirming this treatment.

     Under current Bermuda law, APW Ltd. is not subject to tax on income or capital gains, and no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of, among other things, shares of common stock, shares of preferred stock, or debt securities, or on any payments thereunder.

     APW Ltd. will be registered in Barbados as an external company and anticipates becoming licensed under the International Business Companies Act, 1991 as an International Business Company (IBC). As an IBC, APW Ltd. would be subject to a maximum tax rate of 2.5% of its taxable income. Its taxable income would consist of all income derived from Barbados, together with all non-Barbados income remitted to Barbados.

     U.S. Federal Income Tax Consequences to APW Ltd.

     APW Ltd. believes that it and its non-U.S. subsidiaries will be subject to U.S. federal income tax only to the extent that they derive certain U.S. source income that is subject to U.S. withholding tax or income that is effectively connected with the conduct of a trade or business within the U.S. and is not otherwise exempt from U.S. tax under the U.S.-Barbados tax treaty. The U.S. subsidiaries of APW Ltd. will all continue to be subject to U.S. federal income taxes, as before.

U.S. Federal Income Tax Consequences to Holders of APW Ltd. Shares

     Passive Foreign Investment Company Rules

     A foreign corporation will constitute a "passive foreign investment company" (a "PFIC") under the Code with respect to a taxable year if 75% or more of its gross income is passive income or 50% or more of its average assets (generally by value) held during the taxable year consists of passive assets. Based on its current operations, Applied Power believes that APW Ltd. will not be a PFIC.

     If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules, generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that the holder could derive from investing in a foreign investment company that does not distribute all of its earnings on a current basis. If APW Ltd. is a PFIC, then unless the U.S. Holder makes a "qualified electing fund" election (a "QEF Election") or a "mark-to-market" election, upon disposition of the APW Ltd. common shares, or upon receipt of an "excess distribution" for APW Ltd. (generally, distributions during a taxable year in excess of 125% of the average annual distributions paid by a foreign corporation in the three preceding taxable years), the U.S. Holder generally will be subject to tax as if the gain or distribution were ordinary income earned ratably and subject to tax at the highest rate applicable to the U.S. Holder over the period during which the APW Ltd. common shares were held (including any periods in which APW Ltd. was not a PFIC) and will be subject to an interest charge on the deferred tax.

     A U.S. Holder may avoid or mitigate the adverse tax consequences described above by making a QEF Election, which is made on a shareholder-by-shareholder basis and, once made, is effective for all subsequent taxable years of the U.S. Holder, unless revoked with the consent of the IRS. A U.S. Holder of APW Ltd. common shares who makes a QEF Election will be taxed currently on its pro rata share of APW Ltd.'s net ordinary income and net capital gain, if any, in any year in which APW Ltd. is a PFIC. If a U.S. Holder makes a QEF Election for the first taxable year in which, with respect to that holder, APW Ltd. qualifies as a PFIC, the U.S. Holder will not be currently liable on any portion of APW Ltd.'s undistributed earnings, and will not be subject to any of the adverse PFIC provisions described above, for any taxable year in which APW Ltd. is not a PFIC. APW Ltd. expects that it will not be a PFIC in any taxable year in which it has significant net income. APW Ltd. intends to advise its U.S. Holders within 75 days of the close of each taxable year in which it qualifies as a PFIC that it was a PFIC for that year.

     Applied Power believes that APW Ltd. will not be a PFIC in any taxable year following the Distribution. However, the tests for determining PFIC status are applied annually, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, Applied Power cannot assure a U.S. Holder that APW Ltd. will not become a PFIC. If APW Ltd. should determine in the future that it is a PFIC, it will endeavor so to notify U.S. Holders, although there can be no assurance that it will be able to do so in a timely and complete manner. U.S. Holders should consult their own tax advisers about the PFIC rules, including the QEF election.

     A U.S. Holder may make a QEF Election by filing IRS Form 8621 with its income tax return on an annual basis and by maintaining records supporting the information entered on the form.

     A U.S. Holder may also make a mark-to-market election, in which case the PFIC rules described above will not apply. Instead, in general, an electing shareholder will include in each year as ordinary income the excess, if any, of the fair market value to the APW Ltd. common shares at the end of the taxable year over their adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the APW Ltd. common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U. S. Holder's basis in the APW Ltd. common shares will be adjusted to reflect any such income or loss amounts.

Foreign Personal Holding Company, Personal Holding Company and
Controlled Foreign Corporation Rules

     Special U.S. federal income tax rules apply to a holder in a "foreign personal holding company" (a "FPHC") and to a foreign corporation that is a "personal holding company" (a "PHC"). A foreign corporation will not constitute a FPHC or a PHC unless five or fewer individuals own more than 50% of the voting power or the value of its shares. APW Ltd. believes that it will not be a FPHC or PHC for any taxable year. Special U.S. federal income tax rules also apply to certain holders of a foreign corporation classified as a "controlled foreign corporation" (a "CFC"). A foreign corporation will not constitute a CFC unless U.S. shareholders, each owning more than 10% of its voting power, collectively own more than 50% of the total combined voting power or total value of the corporation's stock. APW Ltd. does not expect that it will be a CFC for any taxable year.

     U.S. Backup Withholding Tax and Information Reporting

     Generally, 31% "backup" withholding tax and information reporting requirements will apply to dividends paid on APW Ltd. common shares to a non-corporate U.S. Holder if such a holder fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements. The proceeds from the sale of APW Ltd. common shares by a U.S. Holder will be subject to U.S. backup withholding and information reporting unless the holder has provided the required certification or has otherwise established an exemption.

     A U.S. Holder can establish an exemption from the imposition of backup withholding tax by providing a duly completed IRS Form W-9 to the holder's broker or paying agent, reporting the holder's taxpayer identification number (which for an individual will be his or her social security number), or by otherwise establishing its corporate or exempt status.

     Any amounts withheld under the backup withholding tax rules from a payment to a holder will be allowed as a refund or a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

Results of the Distribution

     After the Distribution, APW Ltd. will be an independent, publicly traded company owning and operating the Electronics Business. The number and identity of shareholders of APW Ltd. immediately after the Distribution will be the same as the number and identity of shareholders of Applied Power on the Record Date. Immediately after the Distribution, APW Ltd. expects to have approximately [4,300] holders of record and approximately [39.1 million] shares outstanding based on the number of record shareholders and outstanding shares on [February 29, 2000]. Using the distribution ratio of one share of APW Ltd. common stock for every one share of Applied Power common stock, the actual number of shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding shares of Applied Power common stock or any rights of Applied Power shareholders.

Material Federal Income Tax Consequences of the Distribution

     The Distribution is conditioned upon receipt by Applied Power of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Applied Power, substantially to the effect that, among other things, the Distribution should qualify as a tax-free spin-off to Applied Power's U.S. shareholders under the tax-free spin-off provisions of the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been requested from the Internal Revenue Service with respect to these matters and the opinion of Weil, Gotshal & Manges LLP is not binding on the Internal Revenue Service or the courts. Additionally, the opinion of Weil, Gotshal & Manges LLP is based upon various representations and assumptions described therein.

     The opinion is based on current provisions of the Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the Distribution that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities, shareholders who acquire their APW Ltd. common stock pursuant to the exercise of employee stock options or otherwise as compensation and holders who do not hold their Applied

Power common stock as capital assets. Holders of Applied Power common stock are urged to consult their own tax advisors regarding the federal income tax consequences of the Distribution in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

     In the opinion of Weil, Gotshal & Manges LLP, the Distribution should qualify as a tax-free distribution to Applied Power's U.S. shareholders under the Code. Accordingly:

     (1) An Applied Power shareholder should not recognize any income, gain or loss as a result of the Distribution.

     (2) An Applied Power shareholder's aggregate tax basis for his or her Applied Power common stock on which APW Ltd. common stock is distributed and the APW Ltd. common stock received by the shareholder in the Distribution should be the same as the basis of the Applied Power common stock held by the shareholder immediately prior to the Distribution. An Applied Power shareholder's aggregate basis should be allocated between his or her Applied Power common stock and APW Ltd. common stock received in the Distribution in proportion to the fair market value of both the Applied Power common stock and APW Ltd. common stock on the Distribution Date.

     (3) An Applied Power shareholder's holding period for the APW Ltd. common stock received in the Distribution should include the holding period of the Applied Power common stock on which the Distribution is made provided that the Applied Power common stock is held as a capital asset by the shareholder on the Distribution Date.

     Current United States Treasury regulations require each Applied Power shareholder who receives APW Ltd. common stock pursuant to the Distribution to attach to his or her federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability under the tax-free spin-off provisions of the Code to the Distribution. Applied Power will provide the appropriate information to each shareholder of record as of the Record Date.

Listing and Trading of Shares of APW Ltd. Common Stock

     There is no existing market of APW Ltd. common stock. APW Ltd. [has received] approval to list its common stock on the NYSE. When the shares are accepted for listing, a "when issued" trading market for APW Ltd. common stock is expected to develop on or shortly before the Record Date. The term "when issued" means that shares can be traded prior to the time certificates are actually available or issued. We cannot predict the trading prices for APW Ltd. common stock before or after the Distribution Date. Until the common stock is fully distributed and an orderly market develops, the trading prices for APW Ltd.'s common stock may fluctuate substantially. Prices for APW Ltd. common stock will be determined in the trading markets and may be influenced by many factors, including:

 .    the depth and liquidity of the market for APW Ltd. common stock;
 .    developments generally affecting APW Ltd.'s business;
 .    the impact of the factors referred to in "Risk Factors" beginning on page
     __;
 .    investor perceptions of APW Ltd. and its business;
 .    APW Ltd.'s financial results; and
 .    general economic and market conditions.

     We anticipate that APW Ltd. common stock will be traded on the NYSE under the symbol "APW." The transfer agent and registrar for APW Ltd. common stock will be Firstar Bank N.A.

     As of February 29, 2000, Applied Power had approximately 4,300 shareholders of record. Assuming that each shareholder is a shareholder of record on the Record Date, each of them will become a shareholder of record of APW Ltd. For certain information regarding options and other equity-based awards involving APW Ltd. common stock which may become outstanding after the Distribution, see "Executive Compensation." Shares of APW Ltd. common stock distributed to Applied Power shareholders in the Distribution will be freely transferable under the Securities Act, except for shares of APW Ltd. common stock received by persons who may be deemed to be affiliates of APW Ltd. Persons who may be deemed to be affiliates of APW Ltd. after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with APW Ltd. and may include officers and directors, or principal shareholders, of APW Ltd. After APW Ltd. becomes a publicly traded company, securities held by persons who are its affiliates will be subject to resale restrictions under the Securities Act. Affiliates of APW Ltd. will be permitted to sell shares of the entity of which they are affiliates only pursuant to an effective registration statement or exemption for the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Dividend Policy

     APW Ltd. has no current plans to pay dividends following the Distribution, and it does not anticipate paying dividends for the foreseeable future. Dividends will be paid on APW Ltd. common stock only if declared by the APW Ltd. board of directors in its sole discretion following the Distribution. The payment and level of cash dividends, if any, will be based upon a number of factors, including the operating results, cash flow, financial requirements and business prospects of APW Ltd. The actual amount and timing of dividends, if any, will depend upon these and any other matters APW Ltd.'s board of directors may deem relevant.

Relationship Between API/Actuant and APW Ltd. After the Distribution

     Immediately after the Distribution, API/Actuant and APW Ltd. will be independent, public companies with no direct relationships between them, except that (a) Mr. Sim and Mr. Boel will be directors of API/Actuant (and Mr. Sim will also be a director of APW Ltd.) as well as officers of APW Ltd. and (b) the two companies will be parties to certain agreements intended to assist each of them in transitioning to stand-alone businesses. See "Business of APW Ltd. and its Subsidiaries - Transactions and Agreements between APW Ltd. and API/Actuant."

Distribution Conditions

     We expect that the Distribution will occur on the Distribution Date, provided that the following conditions are satisfied (unless waived by Applied Power), among other things:

     1. The SEC must have declared effective the registration statement on Form 10 under the Exchange Act, filed by APW Ltd., and no stop order relating to the registration statement can be in effect.

     2. Applied Power and APW Ltd. must have received all necessary permits, registrations and consents required under the securities or blue sky laws in connection with the Distribution.

     3. Applied Power and APW Ltd. must have received a favorable tax opinion from Weil, Gotshal & Manges LLP, and the opinion must not have been revoked or modified in any material respect.

     4. The NYSE must have approved the APW Ltd. common stock for listing on the NYSE, subject to official notice of issuance.

     5. Applied Power must have completed the transfers of assets and liabilities to APW Ltd. required to constitute APW Ltd. as described in this Information Statement.

     6. APW Ltd. must have obtained credit facilities on acceptable terms and conditions and in amounts expected to be adequate (together with APW Ltd.'s anticipated cash flow) to fund its capital expenditure, debt service and working capital requirements.

     7. No order, injunction or decree can have been issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or related transactions.

     The fulfillment of the foregoing conditions will not create any obligation on the part of Applied Power to effect the Distribution, and Applied Power's board of directors has reserved the right to amend, modify or abandon the Distribution and the related transactions at any time prior to the Distribution Date.

                   BUSINESS OF APW LTD. AND ITS SUBSIDIARIES

Overview

     APW Ltd. is a leading global provider of EMS solutions focused on the rapidly growing integrated electronic enclosure systems market. Operating in over 40 locations throughout North America, Europe and Asia, we supply a broad range of individual components and integrated manufacturing services to OEMs primarily in the communications (datacom and telecom) and computing (servers, data storage, networking) markets. We provide a comprehensive portfolio of electronic products, including electronic enclosures, power supplies, thermal management systems, backplanes and cabling, either as individual standard products, or as integrated custom systems. In addition, we provide a wide range of integrated design, manufacturing and logistics services to our customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship capabilities. These services provide our customers with accelerated time-to-market and decreased time-to-volume production, while reducing their production costs and allowing them to focus on the design and marketing of their products.

     Through a combination of internal growth and acquisitions, we have established a leading position in the integrated enclosure systems segment of the EMS industry. We believe that we are the leading, most vertically integrated provider of integrated electronic enclosure systems and that our size, global reach, product breadth, scope of services, and demonstrated expertise uniquely positions us to win large manufacturing contracts from leading global datacom, telecom and networking OEMs. We believe that these customers will provide us with substantial growth opportunities due to their significant rate of organic growth and their increased utilization of outsourced manufacturing services. Our customers include industry leaders such as Alcatel, Applied Materials, Cisco, Compaq, Dell, EMC, Ericsson, Fujitsu, Hewlett Packard, IBM, Lucent, Marconi, Motorola, NCR, Nokia, Nortel Networks, and Sun Microsystems. OEMs in the communications segment of the electronics industry accounted for approximately 25% of our net sales for the six months ended February 29, 2000, with sales to computing OEMs accounting for approximately 40% of net sales.

     Since September 1996, we have completed 17 acquisitions of EMS companies. These acquisitions have allowed us to strengthen our product and service offering, establish our leading global capabilities and diversify our customer base. The acquisition of Vero Group plc in June 1998 provided us with a strong base of operations in the European enclosures market and significant engineering and test capabilities, as well as entry into the power supply market. Our July 1998 merger with ZERO Corporation enabled us to increase the scale of our North American enclosure operations, while also providing a leading position in the thermal management market. The acquisition of Rubicon plc in September 1998 expanded our presence in Ireland and Scotland for integrated custom enclosures. In addition, we have completed 14 niche acquisitions that have provided access to new customers and additional geographic coverage. We intend to continue to selectively pursue strategic acquisition opportunities, particularly when these opportunities have the potential to enable us to access new customers, technologies or geographic markets or to continue to implement our vertical integration strategy.

     EMS Industry Overview

     The EMS industry is comprised of companies that provide a range of manufacturing services to OEMs in the electronics industry. The EMS industry has experienced rapid growth in recent years, fueled by the expansion of the overall electronics industry and increased outsourcing of manufacturing and related functions by electronics OEMs. Industry sources forecast that the EMS industry will grow annually at approximately 20% each year through 2003, with total industry revenue projected to be approximately $150 billion by 2003. The great majority of the existing EMS industry is based around populating printed circuit boards and assembling these boards into finished products such as personal computers, mobile telephones or into subracks for subsequent integration into larger, more complex products. While subject to the same market dynamics, APW Ltd. is not a "board" company; rather it competes in the electro-mechanical, low to medium volume, larger product part of the EMS industry. This is a new emerging segment of EMS in which APW Ltd. is the leader. Examples of such larger, lower-volume products are wireless base stations, servers, high-end memory wireline switching equipment, larger lithographic equipment and kiosks.

                              EMS Industry Demand

(U.S. Dollars in Billions)


      1998       1999       2000        2001        2002        2003
      ----       ----       ----       -----       -----       -----

      60.0       73.2       87.7       105.5       125.5       149.4



20% Compound annual growth rate.
Years 1999 - 2003 are estimated.
             Source: Technology
             Forecasters, Inc.

     Electronic OEMs have increasingly outsourced manufacturing and other related functions to EMS companies in order to focus their own resources on core competencies, while leveraging the expertise of EMS providers in design, procurement, assembly and test operations and supply chain management. As this trend has developed, many EMS providers have established strong strategic relationships with many of their OEM customers. Additionally, OEMs have sold manufacturing operations to EMS providers with demonstrated expertise in generating manufacturing efficiencies. Key benefits driving OEMs to favor outsourcing to EMS providers include:

 .Accelerated Time-to-Market and Decreased Time-to-Volume
 .Reduced Operating Costs and Capital Requirements
 .Focused Resources on Core Competencies
 .Greater Access to Leading Design and Manufacturing Technologies

 .Abitity to Leverage EMS Companies' Logistics Expertise
 .Improved Inventory Management

     We believe the fast-growing communications and computing equipment industries represent large and attractive markets for EMS providers. The more-established telecommunication OEMs began to outsource their manufacturing operations relatively recently and are increasingly utilizing EMS providers for product design and manufacturing. Other, newer OEMs have never manufactured in-house and have always used EMS companies. We believe the communications and computing industries have excellent growth characteristics, driven by accelerating product development cycles and the demand for network infrastructure expansion to handle greater voice and data traffic related to the Internet and the enhanced functionality of mobile telephones.

     We believe that OEMs will continue to outsource more complex products and services, and will tend to favor large, global EMS providers that can demonstrate an advantage in terms of scale, geographic reach, technology and quality. We believe that the key success factors for EMS providers seeking to establish and expand relationships with leading OEMs include:

 .Global Presence
 .Global Supply Chain Management Skills
 .Sophisticated Technological Capabilities
 .Broad Product and Service Offering
 .Large-Scale and Flexible Production Capacity

     We believe that larger EMS providers that possess the foregoing attributes are well positioned to take advantage of the growth in the EMS industry. Conversely, we believe that smaller providers who seek to serve leading OEM's are disadvantaged due to lack of scale and difficulty in meeting demanding OEM requirements.

     The EMS industry has experienced significant acquisition activity in recent years. Consolidation has occurred both through the sale of OEM manufacturing operations to EMS providers and through acquisition activity among EMS businesses themselves. Larger EMS companies are well positioned to lead consolidation in the industry, as OEMs have tended to sell manufacturing operations to larger EMS providers that possess the capital, management expertise and advanced systems required to effectively acquire and integrate the acquired businesses. We believe that the EMS industry will continue to experience significant consolidation, driven by the ongoing trend among OEMs to outsource large-volume programs to the leading EMS providers, the continued disposition of OEM manufacturing assets to these companies, and acquisition activity among EMS businesses themselves.


APW Ltd. Business Strategy

     Our goal is to continue to be a leading vertically integrated electronic enclosures systems supplier in the world, providing total EMS solutions to leading OEMs on a global basis. To accomplish this goal, we have developed a business strategy that includes the following components:

     Provide Vertically Integrated Electronic Manufacturing Solutions. We offer a comprehensive, vertically integrated range of products and services to our electronics OEM customers. Our ability to provide a broad portfolio of metal and plastic enclosures, thermal management systems, backplanes, power supplies, wire harnesses and cable assemblies allows us to shorten our customers' product development cycles and to lower their total cost. In addition, our vertical integration provides us with greater control over quality, delivery and cost, enabling us to offer our customers a complete EMS solution. Through our integrated manufacturing capabilities, we provide our customers with a broad range of value-added services, including complete system design, manufacturing, supply chain management, full system integration, assembly and test. We believe our emphasis on being a full-solution partner to our customers is a competitive advantage.

     Build Relationships with Leading OEMs. We are focused on developing strategic relationships with leading OEMs in the datacom, telecommunications, networking and computer industries. Our vertically integrated manufacturing capabilities provide total solutions to these customers on a global basis. We believe that we can become an integral part of our customers' operations by working closely with them throughout the design, manufacturing and distribution process. Our world-class manufacturing capabilities allow our customers to accelerate time-to-market, decrease time-to-volume, reduce costs, and improve their supply chains. Through effectively executing our strategy, we have forged relationships with leading electronics OEMs such as Alcatel, Applied Materials, Cisco, Compaq, Dell, EMC, Ericsson, Fujitsu, Hewlett Packard, IBM, Lucent, Marconi, Motorola, NCR, Nokia, Nortel Networks, and Sun Microsystems. We are committed to expanding these relationships while further diversifying our customer base.

     Expand Relationships with Communications Customers. We have established strong customer relationships with OEM customers in a range of electronics market segments and have targeted the communications segment as a key growth opportunity. Communications OEMs are experiencing rapid growth due to rapid technological advances and increasing global demand for more sophisticated communications technology. Communications OEMs are also increasing the volume of their outsourced manufacturing in order to meet the accelerating time-to-market and decreasing time-to-volume requirements of their market. We believe that our vertically integrated global manufacturing base and comprehensive value-added service capabilities are well suited to meet these customers' needs. We currently have established relationships with leading communications customers such as Alcatel, Cisco, Ericsson, Lucent, Marconi, Motorola, Nokia, and Nortel Networks.

     Continue to Build Global Capabilities. We have established an extensive global network of manufacturing facilities to service our customers' requirements on a worldwide basis. We have a significant presence in Europe, which contributes over 40% of our net sales. We currently maintain facilities in the United States, Canada, England, Scotland, Ireland, Germany, Denmark, Italy, France, India and China. By strategically locating our facilities close to our customers' end markets, we are better able to serve our customers' worldwide manufacturing requirements, reduce transportation costs, meet local content requirements and reduce time-to-market. We intend to continue to expand globally through organic growth and acquisitions. We are making significant investments in personnel, hardware and software directed at standardizing our business systems and manufacturing practices, and providing for real-time communications from our customers to all our plants and to our suppliers' plants.

     Selectively Pursue Strategic Acquisitions. During the 1990s we built a leading global integrated electronics enclosure systems company through internal growth and the completion of 17 acquisitions of EMS companies. We plan to continue to grow through strategic acquisitions in order to further develop strategic relationships with leading OEMs, expand our capacity, diversify into new market sectors, broaden our service offerings and optimize our global capabilities. In addition to acquisitions of EMS companies, we plan to selectively acquire the manufacturing operations of our OEM customers, which frequently involves long-term outsourcing contracts as part of the transaction. As a leading consolidator in the fragmented electronics enclosure systems market, we believe that we are well positioned to execute our acquisition strategy.

     Continue Efficiency and Productivity Improvements. Our World Class Performance Program uses JIT inventory practices, Kanban replenishment systems and Kaizen events to improve quality, efficiency, on-time delivery and space utilization. These enhancements result in better use of manufacturing floor space, lower inventory levels and reduced working capital requirements. The success of these efforts can produce cost savings for our customers and enhance our financial performance. These programs have contributed to a reduction of primary working capital (defined as accounts receivable plus inventories less accounts payable) as a percentage of sales from 21% for the fiscal year ended August 31, 1996, to 15% for the fiscal year ended August 31, 1999. Additionally, APW Ltd.'s e-Resources organization coordinates the purchasing and sourcing of commodity parts and materials in order to further reduce costs.

     Cultivate Performance Based Culture. Our culture is based on the belief that people are the key ingredient in successful execution of global business strategies and the drivers of financial performance. Our team members participate in a structured compensation system based on achievement of overall performance targets. Executive compensation is heavily weighted toward stock ownership, thereby aligning management's interests with investors' interests in achieving strategic goals.

Our Services and Products

     EMS Services
     ------------

     We offer a broad range of value-added services to provide our OEM customers with an integrated solution for the development, manufacture and distribution of a product.

     New Product Design. New Product Introduction ("NPI") centers in the United Kingdom and on the East and West coasts of the United States provide customers with comprehensive and rapid turnaround prototype development. We work closely with our OEM customers' development teams from the early stages of product design. Our development teams design all the electro-mechanical aspects of our customers' products with a focus on reducing costs and increasing ease of manufacturability. In addition to fast prototype capability, our NPI centers provide complete in-house testing, airflow analysis, safety agency approvals, EMI/RFI compliance, and testing to ensure shock, vibration, FCC and environmental compliance.

     Manufacturing. Our manufacturing operations include hard and soft metal tooling, plastic injection molded and structural foam parts, tool and die design and manufacturing, backplane boards, cable assembly and PC board population in Europe and North America. We manufacture components, subassemblies and systems both for sale as standard products and for incorporation into our custom integrated electronics enclosure systems. We employ just-in-time, flow manufacturing and continuous improvement processes to reduce costs and shorten lead times. We are committed to maintaining World Class Performance in our manufacturing operations and employ Kaizen techniques to continuously identify improvements in our processes.

     Supply Chain Management. We provide our customers with extensive flexibility in materials purchasing and inventory management requirements. We use a variety of software systems to monitor our operations and facilitate global inter- and intra- company communication. Our procurement activities are designed to provide our customers with flexibility in their volume requirements within established frameworks. We procure materials and components from vendors who meet our strict standards for timely delivery, high quality, cost-effectiveness and compliance with our customers' exacting specifications. Kanban methodologies are utilized to pull inventory through our facilities and further reduce costs. Strategic purchasing teams work closely with our suppliers to achieve additional efficiencies.

     Assembly and Testing. We provide a wide range of assembly services, from component assembly (Level 0) to full system integration services (level 5) consisting of enclosures with backplanes, power supplies, thermal management assemblies and active boards completely assembled, wired and fully functionally tested. Our assembly services allow our customers to rapidly bring their products to market at reduced costs, utilizing advanced manufacturing and testing technology. Our engineers continuously evaluate our ongoing manufacturing and assembly processes and recommend improvements to reduce costs, improve quality and shorten lead times. We offer comprehensive in house testing, airflow analysis, safety agency approvals, and EMI/RFI compliance, as well as shock, vibration, FCC and environmental compliance. Each enclosure system is subjected to a battery of tests that verify the performance of every component.

     Electro-Mechanical Products
     ---------------------------

     We manufacture a wide range of electro-mechanical components, which are either combined to produce our integrated electronics enclosure solutions or sold as standard or modified standard products. Our products include enclosures, racks, backplanes, thermal management systems, power supplies and cabling as well as technical furniture and manufacturing assembly and test equipment. We believe that the combination of our extensive manufacturing services capabilities coupled with our ability to provide a wide range of high quality electro-mechanical components provides us a unique competitive advantage in the EMS industry.

     Enclosures. We are the leading global manufacturer of enclosures and racks for the electronics industry. We have an integrated global network of 29 enclosure manufacturing facilities with operations in the Americas, Europe and Asia. We believe this manufacturing infrastructure for integrated enclosure solutions is unequaled in the industry and allows us to better serve the international needs of our global electronics OEM customers.

     Electronic enclosures are steel, aluminum or plastic cabinets that organize and configure individual electronic components and house, protect and insulate the entire electronics system. We manufacture a complete range of standard and custom enclosure products including subracks, racks, indoor and outdoor cabinets and cases. Our custom enclosure products are developed in coordination with our customers and typically are incorporated into an integrated manufacturing solution that includes other APW Ltd. components and a range of value-added design, manufacturing, assembly and test services. These custom products are marketed under the APW brand name. Our standard enclosures are designed for a wide range of electronics applications and are marketed under the brand name APW Electronic Supplies.

     Thermal Management. We manufacture and market thermal management products under the McLean brand name. Thermal management products cool and protect vital electronic components housed within an electronic system. These products are of particular importance in highly complex communications and networking systems, which generate a high level of heat and require exacting heat dissipation capabilities. Products include air conditioners, heat exchangers, filter fan packages, AC and DC motorized impellers, fan assemblies, centrifugal blowers and packaged blowers.

     Backplanes. We manufacture a wide range of standard and custom backplanes for integration into our electronics enclosure systems. Backplanes are complex, multi-layered printed circuit boards that are used in an electronic system to interconnect various components. Our ability to offer custom manufactured backplanes to our OEM customers provides us with a competitive advantage in securing full system assembly contracts. We manufacture boards for backplanes in the United Kingdom, including boards to VME and compact PCI standards.

     Power Supplies. We manufacture a complete range of fault-tolerant power supplies for electronics systems. Our power supply products range from 20 to 1200 watts with either AC or DC input and single or multiple output. The majority of our power supplies are developed in cooperation with our customers to meet their unique power supply requirements.

Markets and Customers

     We believe we offer a more comprehensive range of EMS products and services than our competitors in the electronic enclosures market. We provide electronic enclosure products such as cases, racks, cabinets, backplanes, thermal management systems and power supplies. More importantly, we offer broad design and engineering expertise to integrate these products into customized, cost-effective enclosure systems for our customers worldwide.

     We sell our products under the APW brand name, while continuing to co-brand APW with McLean in the thermal management market and with Wright Line in the technical furniture market. We serve a wide range of principal markets including the datacom, networking, telecommunication, data storage, semiconductor equipment, ATM, medical, electronic and manufacturing industries.

     Our customers include a diversified base of electronics OEMs. The following table lists our ten largest customers and the end products for which we provide manufacturing services. Our ten largest customers comprised 36% of our sales in the six months through February 29, 2000, with our largest customer accounting for only 6% of our sales during that same time period.

Customer                Customer Solutions Provided
--------                ---------------------------

Applied Materials       Semiconductor equipment

Compaq                  High end server products

EMC                     Various memory products

Hewlett-Packard         High end server products

IBM                     Server and PC products

Lucent                  Wireless base stations

Marconi                 Power supplies for wireless base stations

NCR                     ATM machines

Nortel Networks         Wireless base stations

Sun Microsystems        High end servers and memory products



Sources and Availability of Raw Materials

     We have strong relationships with a broad range of suppliers. We view the volume of our procurement as an important competitive advantage as it enhances our ability to obtain favorable pricing for raw materials using long-term purchasing contracts. We generally order materials and components only to the extent necessary to satisfy existing customer orders, and we work with our suppliers to develop just-in-time supply systems, which reduce inventory carrying costs. Materials and components we use are readily available in the open market from a number of local and national suppliers, both in

North America and in Europe, and to date, we have not experienced any significant shortages of materials.

Patents, Trademarks and Other Intellectual Property

     We own a number of United States and foreign patents and trademarks. No individual patent or trademark is believed to be of sufficient importance that its termination would have a material adverse effect on our business.

Backlog

     Although APW Ltd. obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. APW Ltd. does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales, since orders may be rescheduled or canceled.

Competition

     The EMS industry is growing rapidly and is extremely competitive. While APW Ltd. enjoys a leading position today in the area of the EMS market in which it competes, we expect that other companies will try to replicate our strategy. In the short term, APW Ltd. believes that the demand for our services exceeds supply. However, in the longer-term, there will be more direct competition. While price is always important, APW Ltd. believes that other parameters such as new product design, technical innovation, quality, and delivery costs are equally or more important. APW Ltd. believes that its array of capabilities will continue to serve as a competitive advantage.

Research and Development

     APW Ltd. employs over 200 engineers who design new products and make improvements to existing product lines. Expenditures for APW Ltd. research and development were $5.5 million, $2.7 million and $0.9 million in fiscal years 1999, 1998 and 1997, respectively. The larger more complicated products that APW Ltd. competes for often involve lengthy development programs before they go into production. Complex integrated systems are typically developed at one of our three NPI centers. Specific custom products may be developed elsewhere. Our policy is that customers should pay for the development expenses for new products. From time to time, APW Ltd. funds certain activities directed at acquiring new technology with the purpose of upgrading its basic product offerings.

Environmental Compliance

     We have facilities in a number of geographic locations that are subject to a range of environmental laws and regulations. Compliance with these laws has and will require expenditures on a continuing basis. The predecessor to APW Ltd. has been identified by the United States Environmental Protection Agency as a "Potentially Responsible Party" regarding various multi-party Superfund sites. Any liability in connection with certain of these sites involving Electronics Businesses has been assumed by APW Ltd. Based on our investigations, we believe that we are a de minimis participant in any site, and that any liability, which may be incurred as a result of our involvement with such Superfund sites, taken together with our expenditures for environmental compliance, will not have a material adverse effect on our financial position.

     We anticipate that environmental costs will be expensed or capitalized depending on their future economic benefits. Expenditures that have no future economic value will be expensed. Liabilities will be recorded when environmental remediation is probable and the costs can be reasonably estimated. Environmental expenditures over the last three years for APW Ltd. have not been material. Although the level of future expenditures for environmental remediation is impossible to determine with any degree of certainty, in our opinion these costs are not likely to have a material adverse effect on our financial position, results of operations or cash flows. Environmental remediation accruals of $2.8 million and $2.1 million were included in the Combined Balance Sheets for APW Ltd. and its subsidiaries at August 31, 1999 and 1998, respectively.

Employees and Labor Relations

     As of February 29, 2000, we employed approximately 8,100 people on a full-time equivalent basis. Some of our European employees are represented by collective bargaining agreements. In addition, 150 employees in North America are represented by collective bargaining agreements. We have never experienced a work stoppage or strike, and we believe our relationship with our employees is good.

Properties

     We are truly a global provider to our international customer base with over 40 locations strategically located around the world. We believe the breadth of our geographic coverage is a key competitive advantage. Our established footprint will be complemented by future expansion to continue to serve the global needs of our customers on a local basis. We operate 23 facilities in North America, aggregating 3.2 million square feet of which 16 of the properties are leased and the remaining 7 are owned. In Europe, APW Ltd. operates in 19 facilities totaling 1.5 million square feet of which 15 are leased and 4 are owned. In addition to our principal manufacturing facilities listed below, we operate a number of other facilities in Denmark, Finland, Sweden, the United Kingdom and the United States. Our corporate offices are located in an 18,000 square foot leased space in Waukesha, Wisconsin and we lease office space in Bermuda.

North America

------------------------------------
Anaheim, California                     Austin, Texas                Robbinsville, New Jersey
Camarillo, California                   Garland, Texas               Radford, Virginia
Garden Grove, California                North Salt Lake, Utah        Monson, Massachusetts
Grass Valley, California                Champlin, Minnesota          Worcester, Massachusetts

Irvine, California                      Oak Creek, Wisconsin         Hudson, New Hampshire
Poway, California                       Monon, Indiana
San Jose, California                    Milton Ontario, Canada
Valencia, California                    Erie, Pennsylvania

Europe
------------------------------------
Eastleigh, England                      Beith, Scotland              Bremen, Germany
Middlesex, England                      Dundee, Scotland             Beauvais, France
Sheffield, England                      Hamilton, Scotland           Cedex, France
Southampton, England                    Tallaght Dublin,             Aarup, Denmark
                                        Ireland
Totton, England
Wandsworth London, England              Galway, Ireland
Berkhamsted, England                    Cork, Ireland
Smethwick West Midlands,
England


Legal Proceedings

     APW Ltd. and its subsidiaries are parties to various legal proceedings that have arisen in the normal course of its business. These legal proceedings typically include product liability, environmental, labor and patent claims. APW Ltd. will assume and indemnify API/Actuant with respect to those proceedings involving the Electronics Businesses, while API/Actuant will indemnify APW Ltd. with respect to its Industrial Business.

     We have recorded reserves for estimated losses based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of such loss can be reasonably estimated. In our opinion, the resolution of these contingencies is not expected to have a material adverse effect on our financial condition, results of operations or cash flows.

Transactions and Agreements Between APW Ltd. and API/Actuant

     In order to effect the Distribution, API/Actuant and APW Ltd. have entered or will enter into the following agreements:

          1 Contribution Agreement, Plan and Agreement of Reorganization and Distribution
          2. General Assignment, Assumption and Agreement regarding Litigation, Claims, and other Liabilities
          3.   Transitional Trademark Use and License Agreement
          4.   Insurance Matters Agreement
          8.   Bill of Sale and Assumption of Liabilities
          9.   Employee Benefits and Compensation Agreement
          10.  Tax Sharing and Indemnification Agreement
          11.  Interim Administrative Services Agreement
          12.  Confidentiality and Non Disclosure Agreement
          13.  Assumption of Applied Power Inc. Debt Obligation

          These agreements describe the reorganization of Applied Power and define the ongoing relationship between the parties after the Distribution. Because these agreements were negotiated while APW Ltd. was a wholly-owned subsidiary, they are not the result of negotiations between independent parties, although API/Actuant and APW Ltd. have set pricing terms for interim services believed to be comparable to what could be achieved through arms-length negotiations. Following the Distribution, additional or modified agreements, arrangements and transactions may be entered into and such agreements and transactions will be determined through arms-length negotiations.

          Contribution Agreement

          Pursuant to the Contribution Agreement, Plan and Agreement of Reorganization and Distribution, immediately prior to the spin-off, substantially all of the assets and liabilities of the Electronics Business will be transferred by Applied Power to APW Ltd. Under this agreement API/Actuant will retain debt equal to four times its twelve month earnings before interest, taxes, depreciation and amortization (estimated to be approximately $450 million of interest bearing obligations) and APW Ltd. will assume the remaining debt.

          Assignment and Assumption Agreement

          Pursuant to the General Assignment and Assumption Agreement regarding Litigation, Claims and other Liabilities, in general APW Ltd. will assume and will agree to indemnify API/Actuant and acquire substantially all the liabilities, litigation and claims arising out of the Electronics Businesses, including all environmental liabilities. API/Actuant will retain and will indemnify APW Ltd. against substantially all liabilities, litigation and claims arising out of its Industrial Business and other items not transferred to APW Ltd. The indemnification obligations will not entitle the indemnified party to recover to the extent that such liabilities are covered by proceeds received from a third party insurer. In circumstances in which the potential liability of API/Actuant and APW Ltd. is joint, the parties will share responsibility for such liability on a mutually agreed basis consistent with the allocation of the business segments.

          Transitional Trademark Use and License Agreement

          Pursuant to the Transitional Trademark Use and License Agreement, Applied Power will grant to APW Ltd. certain rights to continue to use, for a limited period of time and under certain defined circumstances, certain API/Actuant trademarks and trade dress already inscribed upon APW Ltd.'s existing inventory of labels, promotional materials, product materials and other materials relating to APW Ltd.'s existing inventory of products. Also API/Actuant will grant to APW Ltd. a royalty free, nontransferable, nonexclusive license to use certain API/Actuant trademarks and certain products for nine (9) months after the Distribution.

          Patent Assignment

          In connection with the Distribution, Applied Power will assign to APW Ltd. and its subsidiaries all rights and title to numerous patents related to the Electronics Business.

          Insurance Matters

          An Insurance Matters Agreement will govern the rights and obligations of API/Actuant and APW Ltd. with respect to various pre-existing contracts insuring Applied Power and covering risks associated with, or arising out of, the Electronics Business. The types of policies covered by the Insurance Agreement include, without limitation, automobile liability, comprehensive and general liability. This Agreement also establishes certain procedures for dealing with pending litigation, new litigation and the resolution of disputes between the parties concerning the Insurance Matters Agreement.

          Employee Benefit and Compensation Matters

          An Employee Benefits and Compensation Agreement will govern the rights and obligations of API/Actuant and APW Ltd. with respect to various matters and obligations concerning employee benefits of the former Applied Power employees who will become employees of APW Ltd. or its subsidiaries as of the Distribution Date. The Benefits Agreement will cover APW Ltd.'s assumption of certain compensation and benefit obligations relative to APW Ltd.'s employees. The Benefits Agreement will also transfer assets and liabilities under Applied Power's 401(k) plan for certain employees to APW Ltd.'s 401(k) plan. Pursuant to the Benefits Agreement, APW Ltd. will assume responsibility for certain benefits previously offered by Applied Power to its employees prior to the Distribution who become employed by APW Ltd. and will receive funds from Applied Power for disbursement to such employees for compensation and certain employee benefits earned prior to the Distribution.

          Tax Indemnification Agreement

          The Tax Sharing and Indemnification Agreement (the "Tax Indemnification Agreement") will govern the allocation of certain tax responsibilities between API/Actuant and its subsidiaries on the one hand and APW Ltd. and its subsidiaries on the other hand after the Distribution. While API/Actuant will assume and pay, and will indemnify and hold harmless APW Ltd. and its subsidiaries from and against, all income taxes based upon income required to be shown in Applied Power consolidated income tax returns for the taxable year in which the Distribution occurs and all prior taxable years, in the event of an audit of Applied Power's consolidated income tax returns for the taxable year in which the Distribution occurs or any prior taxable year, APW Ltd. assumes and will indemnify and hold harmless API/Actuant and its subsidiaries after the Distribution from all income taxes (other than Reorganization Taxes) in excess of $1,000,000 resulting from a final determination of tax liability based upon adjustments to the separate taxable income of APW Ltd. and its subsidiaries.

          Confidentiality Agreement

          As of the Distribution Date, APW Ltd. and API/Actuant will enter into a Confidentiality and Nondisclosure Agreement whereby, subject to certain exceptions, each party will agree to treat as confidential and not disclose certain proprietary and other confidential information belonging to the other company.

          Interim Administrative Services Agreement

          As of the Distribution Date, API/Actuant and APW Ltd. (through a U.S. subsidiary of APW Ltd.) will enter into an Interim Administrative Services Agreement. This agreement will govern the administrative and financial services that API/Actuant will continue to provide to APW Ltd. on an interim basis and those which APW Ltd. will provide to API/Actuant. In general, APW Ltd. will provide certain financial services, human resource services and information system services for a period of six months to one year. The Interim Administrative Services Agreement will also provide for certain financial support, technical support, and staff support services for six months to one year. Each party will compensate the other parties at negotiated amounts which, APW Ltd. believes, will be comparable to rates APW Ltd. could have achieved through arm's-length negotiations and approximate current intercompany allocations.


                                   FINANCING

Arrangements Related to the Distribution

     APW Ltd.'s financing requirements have historically been met by Applied Power. APW Ltd. is presently in discussions with several lenders to arrange its own credit facilities prior to the Distribution. APW Ltd. believes that these credit facilities, along with the cash flow from operations, will be adequate to fund its debt service, capital expenditure and working capital requirements. We anticipate that APW Ltd.'s credit agreements will contain financial and other covenants and provisions customary for such arrangements.

Refinancing of Senior Subordinated Notes

     In connection with the reorganization and Distribution, Applied Power anticipates that it will repurchase the outstanding 8.75% Senior Subordinated Notes due 2009 (the "Notes"). The aggregate principal amount of the Notes outstanding as of February 29, 2000, was $200.0 million. In addition, Applied Power anticipates issuing new notes (the "Offering") concurrently with obtaining a new credit facility at API/Actuant (the "New API/Actuant Credit Facility"), proceeds from which, if the Offering and New API/Actuant Credit Facility are successfully completed, would be used in part to finance the repurchase of the Notes and for general corporate purposes.

     Applied Power has not determined what the terms of such a repurchase will be nor when to begin the repurchase. Furthermore, since these transactions are part of the current plan of restructuring and Distribution, Applied Power may not repurchase any Notes if the restructuring and Distribution are not expected to be completed.

CAPITALIZATION
--------------

The following table sets forth the unaudited historical capitalization of APW Ltd. and its subsidiaries as of February 29, 2000, and unaudited pro forma capitalization of APW Ltd. and its subsidiaries as of February 29, 2000 after giving effect to the Distribution and the debt realignment as discussed in the Unaudited Pro Forma Combined Financial Statements. The pro forma information may not reflect the capitalization of APW Ltd. in the future or as it would have been had APW Ltd. been a stand-alone company on February 29, 2000. This table should be read in conjunction with the Combined Financial Statements of APW Ltd. and its subsidiaries and related notes, the Unaudited Pro Forma Combined Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, each contained elsewhere in this Information Statement.

(in millions)                                                             February 29, 2000
                                                                   Historical              Pro Forma
                                                                  ------------            -----------
Short-term debt:
     Allocated from Applied Power (1)                               $   5.9               $      -
     Borrowings under new APW Ltd. credit facility (2) (3)                -                    5.9

Long-term debt:
     Allocated from Applied Power (1)                                 632.9                      -
     Borrowings under new APW Ltd. credit facility (2) (3)                -                  241.0
     Pound Sterling credit agreement                                   14.7                   14.7
     Other                                                             27.3                   27.3
                                                                  ------------            -----------
     Total debt                                                       680.8                  288.9
                                                                  ------------            -----------
Common stock (2) (4)                                                      -                    0.4
Share premium (2) (4)                                                     -                  636.9
Accumulated other comprehensive income                                 (8.8)                  (8.8)
Combined equity (4) (5)                                                245.4                      -
                                                                  ------------            -----------
     Total equity                                                     236.6                  628.5
                                                                  ------------            -----------
Total capitalization                                                $ 917.4                $ 917.4
                                                                  ============            ===========
Debt to total capitalization                                             74%                    31%

(1) Applied Power's historical practice has been to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts include debt and related interest expense allocated to APW Ltd. from Applied Power based on the portion of Applied Power's investment in APW Ltd. which is deemed to be debt. This allocation is generally based upon a cash flow model which details the historical uses of debt proceeds by APW Ltd. and the deemed debt repayments by APW Ltd. based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable. This historical allocation, however, is not indicative of the total amount of debt that APW Ltd. will have upon completion of Applied Power's realignment of its consolidated debt before the Distribution. See Unaudited Pro Forma Combined Financial Statements of APW Ltd. for further discussion of APW Ltd. debt levels after the Distribution.

(2) The Pro forma adjustment to debt and equity reflects the change in allocated debt from Applied Power to APW Ltd. that is a result of the debt realignment. The debt realignment contemplates allocating to APW Ltd. the remaining Applied Power debt balance outstanding after payment of costs associated with the Distribution, including transaction costs, estimated federal taxes from the reorganization and expenses in connection with redeeming the Applied Power Subordinated Notes, the receipt of proceeds from the anticipated divestiture of Air Cargo Equipment Company and Barry Wright Corporation, the completion of sale-leaseback transactions and the additional allocation of $392 million of debt to API/Actuant.

(3) APW Ltd. is in the process of arranging a multi-currency revolving credit facility with a group of banks. The credit facility will be used to support working capital requirements and for other general corporate purposes when APW Ltd. becomes a stand-alone company.

(4) The Distribution is reflected as the elimination of Applied Power's net investment in APW Ltd. and the issuance of an estimated 39.1 million shares of APW Ltd. common stock, par value $0.01 per share. This is based on the number of shares of Applied Power common stock outstanding on February 29, 2000 and the distribution ratio of one share of APW Ltd. common stock for every one share of Applied Power common stock issued and outstanding.

(5) The "Combined equity" caption represents Applied Power's cumulative net investment in the combined businesses of APW Ltd. and its subsidiaries. Changes in the "Combined equity" caption represent the net income (loss) of APW Ltd. and its subsidiaries, net cash and noncash contributions from (distributions to) Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax. See the accompanying Combined Statements of Equity and Comprehensive Income for an analysis of the activity in the "Combined equity" caption for the three years ended August 31, 1999 and the six months ended February 29, 2000.

APW LTD. UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined statements of earnings and unaudited pro forma combined balance sheet present the combined results of APW Ltd. and its subsidiaries and its financial position, assuming that the transactions contemplated by the Distribution had been completed as of September 1, 1998 for statement of earnings purposes and as of February 29, 2000 for balance sheet purposes.

The unaudited pro forma information has been prepared utilizing the historical combined financial statements of APW Ltd. and its subsidiaries. You should read this information in conjunction with the historical combined financial statements and related notes thereto included elsewhere in this Information Statement. We have included the unaudited pro forma financial data as required by the rules and regulations of the SEC and, as such, it is for comparative purposes only. The unaudited pro forma financial data does not purport to be indicative of the results of APW Ltd. and its subsidiaries in the future or what the financial position and results of operations would have been had APW Ltd. been a separate, stand-alone entity during the periods shown.


                                   APW Ltd.
              Unaudited Pro Forma Combined Statement of Earnings
                            (Dollars in Thousands)

                                                         Six Months Ended February 29, 2000
                                                    ----------------------------------------------
                                                                    Pro Forma               Pro
                                                    Historical     Adjustments             Forma
                                                    ----------     -----------           ---------
Net sales                                             $566,216         $     -           $566,216
Cost of products sold                                  416,517               -            416,517
                                                      --------         -------           --------
    Gross profit                                       149,699               -            149,699

Engineering, selling and administrative expenses        91,859           2,314     (1)     94,173
Amortization of intangible assets                       11,842               -             11,842
Corporate reorganization expenses                        2,162          (2,162)    (2)          -
                                                      --------         -------           --------
    Operating earnings                                  43,836            (152)            43,684

Other expense (income)
    Net financing costs                                 23,567          (9,665) (3)(4)     13,902
    Other - net                                          1,353               -              1,353
                                                      --------         -------           --------
Earnings before income tax expense                      18,916           9,513             28,429

Income tax expense                                       7,972             557     (5)      8,529
                                                      --------         -------           --------
Net earnings before extraordinary item                  10,944           8,956             19,900

Extraordinary loss on early retirement of debt,
   net of income tax benefit of $1,250                  (2,083)          2,083     (6)          -
                                                      --------         -------           --------
Net earnings                                          $  8,861         $11,039           $ 19,900
                                                      ========         =======           ========

   The accompanying notes are an integral part of these pro forma financial statements

                                   APW Ltd.
              Unaudited Pro Forma Combined Statement of Earnings
                            (Dollars in Thousands)

                                                             Year Ended August 31, 1999
                                                    ----------------------------------------------
                                                                    Pro Forma               Pro
                                                    Historical     Adjustments             Forma
                                                    ----------     -----------           ---------

Net sales                                           $1,055,338     $         -          $1,055,338
Cost of products sold                                  763,585               -             763,585
                                                    ----------     -----------          ----------
    Gross profit                                       291,753               -             291,753

Engineering, selling and administrative expenses       187,991           4,623 (1)         192,614
Amortization of intangible assets                       20,876               -              20,876
                                                    ----------     -----------          ----------
    Operating earnings                                  82,886          (4,623)             78,263

Other expense (income)
    Net financing costs                                 52,857         (25,269) (3)         27,588
    Other -- net                                        (1,786)              -              (1,786)
                                                    ----------     -----------          ----------

Earnings before income tax expense                      31,815          20,646              52,461

Income tax expense                                      11,390           4,348 (5)          15,738
                                                    ----------     -----------          ----------

Net earnings                                        $   20,425     $    16,298          $   36,723
                                                    ==========     ===========          ==========

   The accompanying notes are an integral part of these pro forma financial statements

                                   APW Ltd.
                  Unaudited Pro Forma Combined Balance Sheet
                            (Dollars in Thousands)

                                                                         February 29, 2000
                                                      ----------------------------------------------------------
                                                                              Pro Forma                   Pro
                                                      Historical              Adjustments                Forma
                                                      ----------              -----------              ----------
ASSETS
------
Current assets
    Cash and cash equivalents                         $      250               $       -               $      250
    Accounts receivable, net                              98,656                       -                   98,656
    Inventories, net                                     130,599                       -                  130,599
    Prepaid expenses                                      10,482                       -                   10,482
    Deferred income taxes                                  7,517                       -                    7,517
                                                      ----------               ---------               ----------
        Total current assets                             247,504                       -                  247,504

Property, plant and equipment                            371,591                       -                  371,591
    Less:  accumulated depreciation                     (176,744)                      -                 (176,744)
                                                      ----------               ---------               ----------
        Net property, plant and equipment                194,847                       -                  194,847

Goodwill, net of accumulated amortization                682,612                       -                  682,612
Other intangibles, net of accumulated                     11,154                       -                   11,154
 amortization
Other assets                                              48,385                       -                   48,385
                                                      ----------               ---------               ----------
        Total assets                                  $1,184,502               $       -               $1,184,502
                                                      ==========               =========               ==========

LIABILITIES AND EQUITY
----------------------
Current liabilities
    Short-term borrowings                             $    5,904               $       -               $    5,904
    Trade accounts payable                               102,840                       -                  102,840
    Accrued compensation and benefits                     24,449                       -                   24,449
    Income taxes payable                                  38,108                       -                   38,108
    Other current liabilities                             49,036                       -                   49,036
                                                      ----------               ---------               ----------
        Total current liabilities                        220,337                       -                  220,337

Long-term debt                                           674,885                (391,858)    (7)          283,027
Deferred income taxes                                      8,149                       -                    8,149
Other deferred liabilities                                44,476                       -                   44,476

Equity
    Common stock                                               -                     391     (7)              391
    Share premium                                              -                 636,912     (7)          636,912
    Combined equity (8)                                  245,445                (245,445)    (7)                -
    Accumulated other comprehensive income                (8,790)                      -                   (8,790)
                                                      ----------               ---------               ----------
        Total equity                                     236,655                 391,858                  628,513
                                                      ----------               ---------               ----------
        Total liabilities and equity                  $1,184,502               $       -               $1,184,502
                                                      ==========               =========               ==========

   The accompanying notes are an integral part of these pro forma financial statements

               Notes to Pro Forma Combined Financial Statements

(1) Pro forma adjustments to engineering, selling and administrative expenses of $2.3 million for the six months ended February 29, 2000 and $4.6 million for the twelve months ended August 31, 1999 represent the incremental costs that would have been incurred by APW Ltd. for general corporate expenses if the transaction discussed in the Distribution would have occurred on September 1, 1998, the beginning of fiscal 1999. For the six months ended February 29, 2000 and twelve months ended August 31, 1999, the aggregate total of Pro Forma general corporate expenses in these Pro Forma financial statements is $6.0 million and $12.0 million, respectively.

(2) Pro forma adjustment reflects the exclusion of APW Ltd.'s allocated portion of a one-time charge incurred by Applied Power associated with the transaction discussed in the Distribution. These pro forma statements of earnings reflect the transaction discussed in the Distribution as having taken place at September 1, 1998 and as such, the charge is excluded given that these corporate reorganization expenses would have been incurred by APW Ltd. before the Distribution.

(3) Pro forma adjustment reflects an adjustment to net financing costs based on the debt realignment anticipated with the transaction. The debt realignment contemplates allocating APW Ltd. the remaining Applied Power debt balance outstanding after payment of costs associated with the Distribution, including transaction costs, estimated federal taxes from the reorganization and expenses in connection with redeeming the Applied Power Subordinated Notes, the receipt of proceeds from the anticipated divestiture of Air Cargo Equipment and Barry Wright Corporation, the completion of sale-leaseback transactions and the additional allocation of $392 million in debt to API/Actuant. The pro forma adjustment is a result of APW Ltd.'s lower anticipated indebtedness and subsequent lower financing costs as a result of the debt realignment. The weighted average interest rate used to calculate pro forma net financing costs for the six months ended February 29, 2000 and the twelve months ended August 31, 1999 was 7.75%. A 0.25% change in the interest rate would result in a $0.5 million and a $0.7 million change in pro forma net financing costs for the six months ended February 29, 2000 and for the twelve months ended August 31, 1999, respectively.

(4) Pro forma adjustment represents the reversal of APW Ltd.'s allocated portion of net gain associated with the unwinding of interest rate swap agreements by Applied Power in conjunction with final debt payments. The unwinding of the swaps and recording of the resulting gain was initiated by Applied Power in anticipation of the transaction discussed in the Distribution. These pro forma statements of earnings reflect the results of APW Ltd. as if the transaction occurred at September 1, 1998 and, as such, the swap gains are appropriately excluded given that this gain would have been incurred by APW Ltd. before the Distribution.

(5) Pro forma adjustment to income tax expense represents the anticipated lower effective tax rate of 30% (versus the historical effective tax rates of 42.1% and 35.8% for the six months ended February 29, 2000 and the year ended August 31, 1999, respectively) on the higher pro forma pre-tax earnings that APW Ltd. will be subject to after its incorporation in Bermuda, as discussed in the Distribution.

(6) The pro forma adjustment represents the exclusion of the extraordinary loss on the early retirement of debt that was recorded during the six months ended February 29, 2000, which was incurred in anticipation of the transaction. The Pro Forma Combined Statement of Earnings presents the results of APW Ltd. as if the transaction discussed in the Distribution had occurred on September 1, 1998. Because the extraordinary loss was incurred by APW Ltd. before the Distribution, the pro forma results should exclude this loss.

(7) The pro forma adjustment to debt and equity reflects the change in allocated debt from Applied Power to APW Ltd. that is a result of the debt realignment discussed in Note (3) above. In addition, the pro forma adjustment reflects the Distribution as the elimination of Applied Power's net investment in APW Ltd. and the issuance of an estimated 39.1 million share of APW Ltd. common stock.

(8) The "Combined equity" caption in the Pro Forma Combined Balance Sheet represents Applied Power's cumulative net investment in the combined business of APW Ltd. Changes in the "Combined equity" caption represent the net income (loss) of APW Ltd., net cash and noncash contributions from (distributions to) Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
   --------------------------------------------------------------------------
                                   OPERATIONS
                                   ----------

     The following discussion of the financial condition and results of operations of APW Ltd. and its subsidiaries should be read in conjunction with the accompanying Combined Financial Statements of APW Ltd. and its subsidiaries, and related notes thereto, included in this Information Statement. The Combined Financial Statements of APW Ltd. and its subsidiaries generally reflect the financial position, results of operations and cash flows of the operations expected to be transferred to APW Ltd. from Applied Power in connection with the Distribution. Accordingly, APW Ltd.'s Combined Financial Statements have been carved out from the consolidated financial statements of Applied Power using the historical results of operations and historical basis of the assets and liabilities of APW Ltd.'s businesses and the allocation methodology described under "Allocations" below. Management believes the assumptions underlying APW Ltd.'s financial statements are reasonable.

Overview

     On January 27, 2000, Applied Power's board of directors authorized various actions intended to put Applied Power in a position to distribute its Electronics Business segment (APW Ltd.) to its shareholders. In the Distribution, Applied Power shareholders will receive one share of APW Ltd. common stock for each share of Applied Power common stock held in the form of a special dividend, and APW Ltd. will become a separately traded, publicly held company. As part of the Distribution, APW Ltd. will be converted to a Bermuda corporation. The Distribution should be tax-free to Applied Power shareholders.

     APW Ltd. is a leading global electronic manufacturing services (EMS) provider focused on the rapidly growing integrated electronic enclosure systems market. Operating in over 50 locations throughout North America, Europe and Asia, APW Ltd. supplies a broad range of individual components and integrated manufacturing services to OEM's primarily in the datacom, networking, computing and telecommunications markets. APW Ltd. provides a comprehensive portfolio of electronic products, including electronic enclosures, power supplies, thermal management systems, backplanes and cabling, either as individual standard products, or as integrated custom systems. In addition, APW Ltd. provides a wide range of integrated design, manufacturing and logistics services to their customers, including product design, supply chain management, manufacturing, assembly, testing and drop-shipping capabilities.

     Since September 1996, APW Ltd. has completed 17 acquisitions of EMS companies. These acquisitions have allowed APW Ltd. and its subsidiaries to strengthen their product and service offering, establish their leading global capabilities and diversify their customer base. Through these acquisitions and internal growth, APW Ltd. has established a leading global position in the integrated enclosure systems segment of the EMS industry.

     APW Ltd.'s customers include industry leaders such as Applied Materials, Cisco, Compaq, Dell, EMC, Ericsson, Fujitsu, Hewlett Packard, IBM, Lucent, Motorola, NCR, Nortel Networks and Sun Microsystems. APW Ltd. believes that these customers provide substantial growth opportunities due to their significant rate of organic growth and their increased utilization of outsourced manufacturing services.

Business Combinations

Six Months Ended February 29, 2000 -

On January 28, 2000, APW Ltd., through a wholly-owned subsidiary, acquired all of the outstanding stock of Metalade of Pennsylvania, Inc. ("Metalade"). Metalade specializes in metal fabrication relating to electronic enclosures. The purchase price of the acquisition totaled $8.7 million, including fees and expenses, plus future consideration not to exceed $5.0 million based on future achieved sales levels. The acquisition was funded by borrowings under current Applied Power credit facilities. The acquisition has been accounted for using the purchase method and the results of operations of Metalade have been included in the Combined Statements of Earnings from the acquisition date. Preliminary allocations of the purchase price resulted in approximately $6.7 million of goodwill.

Fiscal 1999 -

     On September 29, 1998, APW Ltd., through its wholly-owned subsidiary, APW Enclosure Systems Limited, accepted for payment all shares of Rubicon Group plc ("Rubicon") common stock which had been tendered pursuant to the APW Enclosure Systems Limited tender offer for all outstanding shares of common stock at 2.35 pounds sterling per share and all outstanding shares of cumulative preferred stock at 0.50 pounds sterling per share, which constituted control. Subsequently the remaining outstanding common shares were acquired. Rubicon is a leading provider of electronic manufacturing services and engineered magnetic solutions to major OEMs in the information technology and telecommunication industries. The acquisition was recorded using the purchase method of accounting. Consideration for the transaction totaled approximately $371.5 million, including related fees and expenses, with the purchase price resulting in $340.6 million of goodwill. Funds for the acquisition were provided through Applied Power's revolving credit facility.

     In June 1999, APW Ltd., through a wholly-owned subsidiary, acquired all of the outstanding stock of Innovative Metal Fabrication, Inc. ("Innovative"). Innovative designs and manufactures technical environments used in electronic assembly operations, as well as electronic gaming enclosures, in two sites in Grass Valley, CA and Austin, TX. In May 1999, APW Ltd. also acquired certain assets of Connector Technology, Inc. ("CTI") of Anaheim, CA. CTI, which manufactures custom backplanes, was integrated with APW Ltd.'s Electronic Solutions business unit. The acquisition was recorded using the purchase method of accounting. The purchase price of the combined Innovative and CTI acquisitions totaled approximately $13.0 million, including fees and expenses. The acquisitions were accounted for under the purchase accounting method and resulted in $7.7 million of goodwill.

Fiscal 1998

     On June 5, 1998, Applied Power Limited, a United Kingdom subsidiary of APW Ltd., accepted for payment all of the VERO Group plc ("VERO") stock tendered, which totaled over 72% of the outstanding VERO shares, pursuant to Applied Power Limited's tender offer to acquire the entire issued share capital of VERO at a price of 192 pence per VERO share (the "Offer"). Applied Power Limited had previously acquired approximately 10% of VERO's shares, so that after accepting the shares tendered, Applied Power Limited owned or had accepted over 82% of VERO's shares. On June 19, 1998, Applied Power Limited announced that additional shares tendered brought the total of the shares it owned or had accepted for payment to over 90% of VERO's issued share capital and that it would invoke
Section 429 of the U.K. Companies Act of 1985, as amended, to acquire the remaining outstanding shares of VERO stock. After the required procedures were completed, Applied Power Limited owned all of the issued share capital of VERO. Cash paid for the transaction totaled approximately $191.7 million. Allocations of the purchase price resulted in approximately $183.8 million of goodwill. VERO is a United Kingdom based company that manufactures electronic enclosures, racks, backplanes and power supplies. The acquisition has been recorded using the purchase method of accounting. The operating results of VERO subsequent to June 5, 1998 are included in the Combined Statements of Earnings.

     On July 31, 1998, Applied Power completed its merger with ZERO Corporation ("ZERO"), a leading supplier of electrical and electronic system enclosure products and thermal management products. Approximately 10.6 million shares of Applied Power common stock were issued in exchange for all outstanding common stock of ZERO while Applied Power assumed outstanding options to purchase ZERO common stock that were converted into options to purchase approximately 0.6 million shares of Applied Power's common stock pursuant to the terms of the merger. The merger has been accounted for as a pooling of interests. As such, the historical financial results for ZERO's Electronics Businesses have been included in this Form 10 for all years presented. Prior to the merger, ZERO had a March 31 fiscal year end. APW Ltd.'s historical results for the year ended August 31, 1998 have been combined using an August 31 year end for both ZERO's and Applied Power's Electronics Businesses. For all years preceding the merger, APW Ltd.'s results of operations and financial position reflect the combination of ZERO's Electronics Businesses with a March 31 fiscal year end and Applied Power's Electronics Businesses with an August 31 fiscal year end. Net sales and net income for ZERO's Electronics Businesses for the period April 1, 1997 through August 31, 1997 (which results are not included in APW Ltd.'s historical combined results) were $89.7 million and $7.5 million, respectively.

     In addition to the above transaction, during fiscal year 1998, APW Ltd. acquired several other businesses to expand its presence within the electronic enclosures market and to further execute its growth strategy within the EMS industry. In October 1997, Applied Power acquired all of the outstanding stock of Versa Technologies Inc.(Versa/tek). Eder Industries, based out of Milwaukee, Wisconsin, is the sole Electronics Business of Versa/tek to be included in

APW Ltd. or its subsidaries. Substantially all of the assets of Performance Manufactured Products Inc., located in San Jose, California, and a related entity ("PMP") were acquired in January 1998. In February 1998, APW Ltd. acquired AA Manufacturing, Inc. ("AA"), located in Garland, Texas. APW Ltd. purchased certain assets of Product Technology Inc. ("PTI"), located in Irvine, California, in May 1998. Premier Industries ("Premier"), located in Hudson, New Hampshire, was purchased in May 1998. Finally, APW Ltd. purchased certain assets of Brown Manufacturing Company ("Brown"), located in Austin, Texas, in June 1998. All of the above acquisitions in aggregate relate to electronic enclosures manufacturing, assembly, integration and critical component support such as backplanes, thermal management and power supplies.

Fiscal 1997

     During the 1997 fiscal year, APW Ltd. began its aggressive growth strategy into the electronic enclosures market by acquiring several businesses. Certain assets of Everest Electronic Equipment, Inc. ("Everest") were acquired on September 26, 1996. Everest manufactures electronic enclosures and is headquartered in Anaheim, California. On January 13, 1997, APW Ltd. acquired C Fab Group Limited ("C Fab"), located in Dublin, Ireland, which also manufactures electronic enclosures. APW Ltd. purchased certain assets of All-Round Systemen B.V. ("All-Round") on April 1, 1997. All-Round was a technical environments distributor based in the Netherlands. Another electronic equipment business, Hormann Security Systems Limited ("Hormann"), was purchased on June 5, 1997. Hormann is headquartered in Cork, Ireland.

     In all, APW Ltd. has invested approximately $1.1 billion since 1996 to carry out its electronics acquisition strategy. APW Ltd. intends to continue this strategy of growth via acquisitions.

     For further information regarding these acquisitions, see Note 3 - "Merger and Acquisitions" in Notes to Combined Financial Statements.

Results of Operations
---------------------

-------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                  Six Months Ended
                                                       Years Ended August 31,                     February
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                                   1997         1998(2)        1999       28, 1999       29, 2000(1)
-------------------------------------------------------------------------------------------------------------------

Net Sales                                         375.3          593.2        1,055.3        513.2          566.2

   % increase/(decrease) from prior                               58.1%          77.9%                       10.3%
    period

Gross Profit                                      146.7          204.2          291.8        139.9          149.7

   % increase/(decrease) from prior                               39.2%          42.9%                        7.0%
    period

Operating Expenses                          84.8          125.2             188.0         91.4            91.9

   % increase/(decrease) from prior                        47.6%             50.2%                         0.6%
    period

Amortization of Intangible Assets            3.0            7.8              20.9          9.7            11.8

   % increase/(decrease) from prior                       160.0%            168.0%                        21.7%
    period

Operating Earnings                          58.8           71.3              82.9         38.7            46.0

   % increase/(decrease) from prior                        21.3%             16.3%                        18.9%
    period

Net Financing Costs                          9.5           16.6              52.9         23.6            23.6

   % increase/(decrease) from prior                        74.7%            218.7%                         0.0%
    period

Net Other (Income) Expense                  (1.3)          (2.2)             (1.8)        (1.3)            1.4

   % increase /(decrease) from                             69.2%            (18.2)%                     (207.7)%
    prior period

Earnings Before Income Tax Expense          50.6           56.8              31.8         16.4            21.1

   % increase/(decrease) from prior                        12.3%            (44.0)%                       28.7%
    period

Income Tax Expense                          18.9           21.3              11.4          5.4             8.8

   % increase/(decrease) from prior                        12.7%            (46.5)%                       63.0%
    period
-------------------------------------------------------------------------------------------------------------------

===============================================================================================================================
Net Earnings                                          31.7        35.5              20.4            11.0            12.3

   % increase/(decrease) from prior period                        12.0%            (42.5)%                          11.8%

===============================================================================================================================

===============================================================================================================================
(as a percentage of Net Sales)                               Years Ended August 31,                     Six Months Ended
                                                                                                            February
===============================================================================================================================
===============================================================================================================================
                                                      1997          1998(2)          1999           28, 1999       29, 2000(1)
===============================================================================================================================

Net Sales                                            100.0%         100.0%          100.0%           100.0%          100.0%

Gross Profit                                          39.1%          34.4%           27.7%            27.3%           26.4%

Operating Expenses                                    22.6%          21.1%           17.8%            17.8%           16.2%

Amortization of Intangible Assets                      0.8%           1.3%            2.0%             1.9%            2.1%

Operating Earnings                                    15.7%          12.0%            7.8%             7.5%            8.1%

Net Financing Costs                                    2.5%           2.8%            5.0%             4.6%            4.2%

Earnings Before Income Tax Expense                    13.5%           9.6%            3.0%             3.2%            3.7%

Income Tax Expense                                     5.0%           3.6%            1.1%             1.1%            1.6%

Net Earnings                                           8.4%           6.0%            1.9%             2.1%            2.2%
===============================================================================================================================

1. Results of operations in fiscal 2000 exclude (i) a $3.3 million make-whole premium ($2.1 million net of tax benefit) paid for the early retirement of debt which is recorded as an extraordinary charge, net of tax and (ii) a $2.2 million allocated charge for costs associated with Distribution of the Electronics Business from Applied Power and incorporating APW Ltd. in Bermuda. See Note 8 -"Merger, Restructuring and Other Non-recurring Items" in Notes to Combined Financial Statements for further discussion.

2. Operating results in fiscal 1998, as shown herein, exclude non-recurring allocated charges related to ZERO merger, plant consolidation and product rationalization costs of $27.9 million before tax, $21.1 million net of applicable income tax. Fiscal 1998 results also exclude an allocated pre-tax net gain of $6.5 million for gains recognized by ZERO for life insurance proceeds and sale of property. See Note 8 - "Merger, Restructuring and Other Non-recurring Items" in Notes to Combined Financial Statements for further discussion.


Allocations

     Applied Power provides certain general and administrative services to APW Ltd. including administration, finance, legal, tax, treasury, information systems, corporate communications and human resources. The cost for these services was allocated to APW Ltd. by Applied Power based upon a formula that includes sales, operating profit, assets and headcount. Management of Applied Power believes that the allocation of cost for these services is reasonable. After the Distribution, APW Ltd. will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company.

     Applied Power's historical practice has been to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts for APW Ltd. include debt and related interest expense allocated from Applied Power based on the portion of Applied Power's investment in APW Ltd. which is deemed to be debt. This allocation is generally based upon a cash flow model which details the historical uses of debt proceeds by APW Ltd. and the deemed debt repayments by APW Ltd. based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable. This historical allocation, however, is not indicative of the total amount of debt that APW Ltd. will have upon completion of Applied Power's realignment of its consolidated debt before the Distribution. See "Unaudited Pro Forma Combined Financial Statements" of APW Ltd. for further discussion of APW Ltd. debt levels after the Distribution.

       The allocation methodology followed in preparing the combined financial statements may not necessarily reflect the results of operations, cash flows, or financial position of APW Ltd. in the future, or what the results would have been had APW Ltd. been a separate stand-alone public entity for all periods presented.

       The following table displays total Applied Power debt, interest expense and general corporate expenses along with APW Ltd.'s allocated share of those items recorded in the accompanying Combined Financial Statements:


===========================================================================================================
($ Millions)                                          Years Ended August 31,           Six Months Ended
                                                                                           February
===========================================================================================================
===========================================================================================================
                                                  1997        1998         1999      28, 1999      29, 2000
===========================================================================================================
Applied Power - Total Debt                      $ 174.6     $ 512.6      $ 808.7      $ 876.4        $ 795.3

     Allocated to APW Ltd.                        119.9       367.8        728.8        715.7          680.8

Applied Power - Net Financing Costs                16.2        28.5         63.9         29.4           28.4

     Allocated to APW Ltd.                      9.5          16.6         52.9          23.6        23.6

Applied Power - General Corporate              15.2          17.5         12.1           6.0         5.9
 Expenses (1)

     Allocated to APW Ltd. (1)                  7.1           9.8          7.4           3.7         3.7

----------------------------------------------------------------------------------------------------------

(1) Excludes corporate reorganization expenses as well as fiscal 1998 restructuring charges.


SIX MONTHS ENDED FEBRUARY 29, 2000 COMPARED TO SIX MONTHS ENDED FEBRUARY 28,
1999

    NET EARNINGS. Net earnings for the first half of fiscal 2000 were $8.9 million. Excluding one time items recorded in fiscal 2000, net earnings were $12.3 million, an increase of 12% over the $11.0 million in the prior year first half. The one-time items in fiscal 2000 relate to (i) a $2.2 million allocated pre-tax charge, $1.4 million after-tax, related to costs incurred associated with the Distribution and costs to incorporate APW Ltd. in Bermuda; and (ii) a $2.1 million after-tax extraordinary charge related to a make-whole premium paid in connection with the early retirement of the $50.0 million senior promissory notes due March 8, 2011. The senior promissory notes were issued by an Electronics entity, therefore, the entire extraordinary charge was allocated to APW Ltd.

    NET SALES. Sales for the six months ended February 29, 2000 were $566.2 million, an increase of 10% over the $513.2 million reported in the comparable prior year period. Foreign currency translation had a 3% negative effect on reported fiscal 2000 first half sales. Internal growth contributed to the majority of this growth.

    GROSS PROFIT. Fiscal 2000 first half gross profit dollars increased by 7% over the comparable prior year period from $139.9 million to $149.7 million. As a percentage of net sales, gross profit declined from 27% in the prior year first half to 26% in the current year half. As compared to the prior year period, both the increase in gross profit dollars and the decline in gross profit as a percentage of sales were a result of lower margin integration business accounting for a greater percentage of total revenues.

    ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES. Fiscal 2000 first half engineering, selling and administrative ("ESA") expenses were 0.5% higher than that reported in the first half of fiscal 1999. ESA expenses have remained relatively flat despite additional ESA expenses being incurred from businesses acquired since or during the first half of fiscal 1999. This increase in ESA expenses from acquisitions is being offset by lower ESA expenses due to initiatives in place to aggressively manage spending levels and to integrate acquired businesses into APW Ltd. In total, ESA expenses were reduced to 16% of net sales for the current year six months ended compared to 18% for the prior year six months ended. The reduction was the result of the continued efforts discussed above to manage spending levels throughout APW Ltd., along with the incremental growth of integration business, which typically has a lower percentage of ESA expenses to sales.

    Historical ESA expenses include an allocation of Applied Power's corporate general and administrative expenses based upon estimated levels of effort devoted to APW Ltd. and the relative size of APW Ltd. compared to Applied Power's total revenues, operating profit, assets and employee headcount. Management believes that the allocation of Applied Power's corporate general and administrative expense for the historical periods is reasonable. APW Ltd. expects that costs for these general corporate type functions will differ following the Distribution. See "Allocations" above for further discussion of ESA expenses allocated to APW Ltd. from Applied Power.

    AMORTIZATION OF INTANGIBLE ASSETS. Amortization expense for the first six months of fiscal 2000 was higher than that reported for the first six months of fiscal 1999 due to the acquisitions made during and subsequent to the first half of fiscal 1999, which include Innovative, Metalade and one additional month of amortization for Rubicon.

    CORPORATE REORGANIZATION EXPENSE. In the second quarter of fiscal 2000, Applied Power allocated to APW Ltd. $2.2 million of fees and expenses associated with the Distribution and incorporation of APW Ltd. in Bermuda. Those fees and expenses represent APW Ltd.'s allocated portion of legal, accounting, tax and investment banking fees incurred through February 29, 2000 for services related to the transactions.

    OPERATING EARNINGS. Operating profit margin remained flat for the first half of fiscal 2000 compared to the first half of fiscal 1999.

    NET FINANCING COSTS. For the first six months of fiscal 2000, net financing costs included a $3.3 million allocated portion of a pre-tax gain related to the unwinding of interest rate swap agreements in conjunction with final debt payments. The interest rate swap agreements were unwound by Applied Power in the second quarter of fiscal 2000 and a portion of the associated gain was allocated to APW Ltd. Excluding the interest rate swap gains, net financing costs for the six months ended February 29, 2000 increased over the comparable prior year period primarily as a result of additional borrowings incurred to finance acquisitions completed during and subsequent to the first half of fiscal 1999, coupled with higher interest rates in effect during the current year period. See "Allocations" above for further discussion of net financing costs allocated to APW Ltd. from Applied Power.

    INCOME TAX EXPENSE. APW Ltd.'s effective tax rate for the first half of fiscal 2000 was 42.1%, compared to 32.9% in the first half of fiscal 1999. The goodwill and subsequent amortization expense recorded as a result of most of APW Ltd.'s acquisitions is non-deductible for tax purposes. In addition, the effective tax rate increased between periods due to a change in the mix of domestic and foreign income. The effective tax rate was higher than the statutory rate in both periods primarily as a result of state income taxes and non-deductible amortization of goodwill, offset by net effects of foreign tax rates and credits.

    Management believes that APW Ltd.'s effective tax rate should decrease significantly once APW Ltd. becomes a Bermuda corporation.

    EXTRAORDINARY CHARGE. The fiscal 2000 first half results include a $2.1 million after-tax extraordinary charge related to a make-whole premium paid in connection with the early retirement of the $50.0 million senior promissory notes of a business unit of APW Ltd. due March 8, 2011.


LIQUIDITY AND CAPITAL RESOURCES.

Cash Flows-

Cash Provided By (Used In)          Six months ended          Six months ended
-------------------------------------------------------------------------------
(in millions)                      February 28, 1999         February 29, 2000
-------------------------------------------------------------------------------
Operating activities                    $  29.2                     $  7.3

Investing activities                     (399.9)                     (28.6)

Financing activities                                        372.1            6.2
--------------------------------------------------------------------------------

    Cash and cash equivalents totaled $0.3 million at February 29, 2000 and $2.9 million at February 28, 1999. In order to minimize net financing costs, the Company intentionally maintains low cash balances by using available cash to reduce short-term bank borrowings.

    Net cash generated from operations, after considering non-cash items and changes in operating assets and liabilities, decreased between periods due to a temporary build up in working capital.

    Net cash used in investing activities totaled $28.6 million for the first half of fiscal 2000. Investing activities included $18.1 million for capital expenditures and $10.7 million for business acquisitions and investments in unconsolidated affiliates.

    Financing activities in the first six months of fiscal 2000 included $52.3 million of net cash investments by and advances from Applied Power, offset by $45.3 million of net principal payments on long-term debt, the majority of which being the $50.0 million of senior promissory notes, due March 8, 2011, plus the $3.3 million make-whole premium paid for the early retirement of the promissory notes. In addition, $12.5 million of additional borrowings were drawn on a United Kingdom revolver.

Capitalization-

---------------------------------------------------------------------------------------------------------
Total Capitalization                                                 Percentage of Total Capitalization
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
( $'s in millions )           August 31,           February 29,            August 31,        February 29,
                                 1999                  2000                   1999               2000
---------------------------------------------------------------------------------------------------------

Total Debt                     $728.8                $680.8                     80%               73%

Total Equity                    172.8                 236.6                     19%               26%

Deferred Income Taxes             8.1                   8.1                      1%                1%
----------------------------------------------------------------------------------------------------------

Total                          $909.7                $925.5                    100%              100%
=========================================================================================================

See "Allocations" for discussion of Applied Power debt allocated to APW Ltd.

"Total equity" in APW Ltd.'s combined financial statements includes "Combined equity" which represents Applied Power's cumulative net investment in the combined businesses of APW Ltd. and its subsidiaries. Changes in "Combined equity" represent the net income (loss) of APW Ltd. and its subsidiaries, net cash and noncash contributions from (distributions to) Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax. "Total Equity" also includes "Accumulated Other Comprehensive Income" which represents foreign currency translation adjustments.

    Outstanding debt at February 29, 2000 totaled $680.8 million, a decrease of approximately $48.0 million since the beginning of the fiscal year. Net repayments of debt of approximately $45.3 million, offset by additional debt incurred to fund the Metalade acquisition, contributed to this decrease.

    To reduce risk of interest rate increases, APW Ltd. will periodically enter into interest rate swap agreements. Currently, APW Ltd.'s interest rate swap activity is not significant.

Capital Commitments-

    During the next several years, a significant portion of APW Ltd.'s cash flow is expected to be used to fund business acquisitions, to fund capital expenditures and to service indebtedness. APW Ltd. periodically evaluates electronics businesses for potential investment, consistent with its strategic objectives. Management intends that any acquisition which requires significant funding would be financed using APW Ltd.'s bank facilities and, depending upon market conditions, APW Ltd.'s common stock.

    APW Ltd. estimates that capital expenditures aggregating approximately $40.0 million will be required during fiscal 2000 to complete equipment, facility and information technology upgrade and expansion projects. Certain commitments have been made in connection with those projects.

Liquidity-

    In March 2000, APW Ltd. began to take initial steps to obtain financing on a stand-alone basis, in order to operate as an independent company from Applied Power. Prior to the Distribution, APW Ltd. expects to enter into multi-currency revolving credit facilities with a group of banks. In addition, APW Ltd. intends to establish short-term lines of credit and a receivable financing facility with a variety of banks. Applied Power believes that both for APW Ltd. and for API/Actuant, future credit facilities or other borrowings, plus funds generated from operations, will be adequate to meet operating, debt service and capital expenditure requirements for the foreseeable future.

    Before the Distribution occurs, Applied Power intends to initiate a realignment of its debt. The debt realignment contemplates allocating to APW Ltd. the remaining Applied Power debt balance outstanding after payment of Distribution transaction costs, the payment of estimated Federal Income Tax in connection with incorporating APW Ltd. in Bermuda, the receipt of proceeds from the anticipated divestiture of Air Cargo Equipment Company and Barry Wright Corporation, the payment of charges and expenses in repurchasing Applied Power's existing $200 million senior subordinated notes, the completion of sale-leaseback transactions and the additional allocation of approximately $392 million of debt to API/Actuant. This debt realignment will significantly reduce the amount of debt that is currently being allocated to APW Ltd. from Applied Power.

FISCAL 1999 COMPARED TO FISCAL 1998 COMPARED TO FISCAL 1997

NET SALES. Fiscal 1999 sales increased $462.1 million, or 78%, over fiscal 1998. The acquisition of Rubicon and Innovative in fiscal 1999 and inclusion of a full year sales of the Vero, AA Manufacturing, PMP, PTI, Premier and Brown locations acquired in fiscal 1998 contributed $427.8 million in sales in fiscal 1999. Exclusive of acquisitions and the adverse impact of the stronger dollar on reported sales, sales increased 7% in fiscal 1999. Fiscal 1999 sales growth resulted from the continued expansion of the size, territory and content of APW Ltd.'s enclosure product lines, partially offset by lower thermal management product sales as these lines were refocused on the higher growth telecommunications market. Fiscal 1998 sales, excluding acquisitions and net of the negative impact of the stronger US Dollar, grew 18% primarily as a result of the continued expansion of end user electronics markets in the US and Europe.

----------------------------------------------------------------------------------------------------------
($ Millions)                             Sales                         Percentage Change from Prior Year
----------------------------------------------------------------------------------------------------------
Geographic Sales              1997          1998         1999            1997         1998        1999
----------------------------------------------------------------------------------------------------------
North America                $334.4        $461.0      $  576.0            32%          38%         25%

Europe and other               40.9         132.2         479.3           359%         223%        263%

===========================================================================================================
Total                         $375.3        $593.2        $1,055.3         43%         58%           78%
===========================================================================================================

       APW Ltd. does business in many different geographic regions and is subject to various and diverse economic conditions. Fiscal 1999 North American sales grew 25% primarily due to acquisitions made in the prior fiscal year and internal growth. An improved economic environment in North America and the effect of acquisitions combined to increase fiscal 1998 North American sales 38% over 1997.

       European sales volume in fiscal 1999 more than doubled due primarily to the September 1998 acquisition of Rubicon and a full year of sales for the VERO businesses acquired in fiscal 1998, both of which are concentrated in the U.K. and continental Europe. European sales grew 223% in fiscal 1998 compared to 1997. The combination of the VERO acquisition, which contributed $53.9 million, along with strong internal growth accounted for fiscal 1998 growth. Sales in Asia and Latin America were approximately 1% of total net sales for fiscal 1999, 1998 and 1997.

       GROSS PROFIT. Gross profit increased 43% in fiscal 1999 to $291.8 million compared to $204.2 million, exclusive of one-time charges, in fiscal 1998. Fiscal year 1998 gross profit, exclusive of one-time charges, increased 39% from $146.7 million in fiscal year 1997. The increases in gross profit dollars for both years were primarily a result of the increases in sales volume discussed above. The one-time charges in fiscal 1998 related to a $10.1 million write-off of obsolete inventory. (See further discussion below under Merger, Restructuring and Other Non-Recurring Items).

       Gross profit as a percentage of sales has declined in each of the last two years, reflecting APW Ltd.'s aggressive move from primarily technical environments and standard products into lower-margin electronic enclosures and systems integration during the past three years. APW Ltd. believes that the electronic enclosure and integration markets offer APW Ltd. significant growth opportunities. The lower gross margins associated with the enclosure and integration markets, as compared to APW Ltd.'s historic average, are partially offset by lower ESA expenses to relative sales.

       ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES. Fiscal 1999 ESA of $188.0 million increased $62.8 million, or 50%, over the 1998 prior year, exclusive of fiscal 1998 one-time charges. As a percentage of sales and exclusive of one-time charges in fiscal 1998, ESA declined to 18% in fiscal 1999 from 21% and 23% in fiscal years 1998 and 1997, respectively. The fiscal 1999 and 1998 declines in ESA expense as a percent of sales were due primarily to acquisitions of electronic enclosure and electronic integration businesses, which have a lower ratio of ESA expenses to sales. It is APW Ltd.'s goal to continually identify ways to be more cost efficient, allowing APW Ltd. to reduce operating costs as a percent of sales. In addition to variable selling expenses, ESA expenses have increased as a result of acquisitions, product development programs and expenditures to support expansion of APW Ltd. and geographic expansion into emerging markets.

       Fiscal 1998 ESA expenses includes $1.4 million in allocated one-time charges relating to a number of initiatives, including the ZERO merger, the ZERO headquarters closing and the rationalization of manufacturing facilities and infrastructure to further integrate acquired companies into the Electronics Business. These fiscal 1998 restructuring initiatives are further described below under Merger, Restructuring and Other Non-Recurring Items.

       Historical ESA expenses include an allocation of Applied Power's corporate general and administrative expenses based on estimated levels of effort devoted to APW Ltd. and the relative size of APW Ltd. compared to Applied Power's total revenues, operating profit, assets and employee headcount. Management believes that the allocation of Applied Power's corporate general and administrative expense for the historical periods is reasonable. APW Ltd. expects that costs for these corporate type functions will differ following the Distribution. See "Allocations" above for further discussion of ESA expenses allocated to APW Ltd. from Applied Power.

       AMORTIZATION OF INTANGIBLE ASSETS. The fiscal 1999 increase in amortization expense was primarily a result of the acquisition of Rubicon in September 1998 and a full year of amortization expense for acquisitions completed during fiscal 1998. The fiscal 1998 increase in amortization expense resulted from the acquisition of VERO, Brown, PTI, Product, AA and PMP during the 1998 fiscal year, combined with a full year of amortization expense on Hormann and C Fab which were acquired during fiscal 1997.

       MERGER, RESTRUCTURING AND OTHER NON-RECURRING ITEMS. In the fourth quarter of fiscal 1998, APW Ltd. recorded merger, restructuring and other one-time charges of $21.1 million after-tax. The pre-tax charges of $27.9 million related to costs associated with the ZERO merger, various plant and infrastructure consolidations, and other cost reduction and product rationalization efforts of APW Ltd. With the exception of approximately $3.3 million in reserves relating primarily to long-term lease commitments and other contractual obligations, no accrued restructuring reserves remained at August 31, 1999. The following table summarizes the manner in which merger, restructuring and other non-recurring items were recorded in APW Ltd.'s fiscal 1998 Combined Statement of Earnings and how those charges were allocated from Applied Power.


($ millions)                                        Charge        Allocation      Fiscal 1998     Total
                                                  Related to     of  Corporate     APW Ltd.      Original
                                                  Electronics       Charge          Charge       Applied
                                                                                                  Power
                                                                                                  Charge
                                                  -------------------------------------------    --------
Cost of products sold                                   $10.1             $  -          $10.1       $25.8

Engineering, selling and administrative expense             -              1.4            1.4         8.9

Amortization of intangible assets                           -                -              -         5.1

Restructuring charges                                     8.9              2.3           11.2        20.3

Merger related expenses                                     -              5.2            5.2         9.3
                                                  -------------------------------------------    --------
     Operating Earnings                                 $19.0             $8.9           27.9        69.4
                                                  ============================
Less: Income tax benefit                                                                  6.8        16.8
                                                                                  -----------    --------
     Net Earnings                                                                       $21.1       $52.6
                                                                                  ===========    ========

       On July 31, 1998, a newly created subsidiary of Applied Power merged into ZERO Corporation after shareholder approval of both companies. All fees and expenses related to the ZERO merger and to the integration of the combined companies have been expensed as required under the pooling of interests method of accounting. Total fees and expenses amounted to $15.9 million and are included in the above $27.9 million pre-tax charge recorded in the fourth quarter of fiscal 1998. This total includes merger transaction costs of approximately $5.2 million related to legal, accounting and financial advisory services. The remaining $10.7 million reflects costs associated with organizational realignment, closure of ZERO headquarters, facility consolidation, a change in estimate of a receivable valuation and the write-off of obsolete inventory due to conforming of product lines.

       It is APW Ltd.'s strategy to become the premier, global electronic enclosure manufacturer. In line with that strategy, APW Ltd. completed eleven electronic enclosure acquisitions in fiscal 1998 and 1997, operating 34 facilities in 11 countries at

August 31, 1998. As a result of this rapid expansion into the electronic enclosure business, there were significant rationalization and integration opportunities within and between the acquired businesses. In late fiscal 1998, APW Ltd. formalized a plan to eliminate redundancies and streamline operations within these acquired businesses. These rationalization efforts include consolidating three facilities into one in the northeastern United States, the consolidation of production of several product lines between facilities, standardization of design and development functions, and other organizational realignments. As a result of this plan, APW Ltd. recorded $7.1 million for related charges, including provisions for costs associated with employee severance and provisions for long-term lease commitments on closed facilities. APW Ltd. completed the planned reorganization of its acquired companies in fiscal 1999.

       Also in late fiscal 1998, APW Ltd. initiated aggressive programs to eliminate or reduce product lines and items which were not generating sufficient economic return. The programs include the elimination of slow moving or marginal products and the entire exit of less productive product lines. As a result of these programs, APW Ltd. recorded a $4.9 million charge to cost of products sold for the write-off of obsolete inventory. APW Ltd.'s product line initiatives were materially completed by the end of fiscal 1999.

       In total, the charges discussed above included $8.9 million for severance payments for a reduction of approximately 190 employees.

       OPERATING EARNINGS. Operating profit margin decreased to 8% for fiscal 1999 compared to 12% for fiscal 1998, excluding one-time charges discussed above. Fiscal 1998 operating profit margin, exclusive of one-time charges, decreased 4% from the fiscal 1997 operating profit margin. The decrease in operating profit margin between periods is a result of APW Ltd. expanding into the integrated electronic enclosures market where operating margins are not as large as those generated by the technical environment and standard product markets. This decrease in operating profit margin is offset by continued efforts to manage spending levels throughout APW Ltd. Inclusive of one-time charges discussed above, fiscal 1998 operating profit margin was 7%.

       NET FINANCING COSTS. Net financing costs for fiscal 1999 and 1998 increased over the comparable prior year periods primarily as a result of additional borrowings incurred to finance acquisitions completed during and subsequent to the previous fiscal years, coupled with a higher weighted average interest rate during fiscal 1999. See "Allocations" above for further discussion of Net Financing Costs allocated to APW Ltd. from Applied Power.

       OTHER - NET. Other - Net includes foreign exchange gains and losses, gains and losses on the sale of fixed assets as well as other miscellaneous, non-operating income and expenses. In fiscal 1998, APW Ltd. recognized an allocated portion of gain on the sale of a ZERO corporate property totaling $5.5 million and an allocated portion of gain from proceeds on a ZERO life insurance policy of $1.0 million.

       INCOME TAX EXPENSE. APW Ltd.'s effective income tax rate was 35.8%, 48.3% and 37.4% in fiscal 1999, 1998 and 1997, respectively. The effective income tax rate for fiscal 1998 was largely impacted by the current non-deductibility of the one-time charges recorded in the fourth quarter. Excluding the one-time items, the fiscal 1998 effective income tax rate was 37.7%. The goodwill and subsequent amortization expense recorded as a result of most of Applied Power's acquisitions is non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES.

Cash Flows-

-------------------------------------------------------------------------------------------------------------
Cash Provided By (Used In)

(in millions)                                       Fiscal 1997               Fiscal 1998         Fiscal 1999
=============================================================================================================

===============================================================================================================
Operating activities                                        $ 28.3              $  60.3                $  95.1

Investing activities                                         (93.1)              (314.0)                (435.3)

Financing activities                                          71.8                245.7                  354.6
===============================================================================================================

  In order to minimize interest expense, APW Ltd. intentionally maintains low cash balances and uses available cash to reduce short-term bank borrowings. Cash and cash equivalents increased $13.7 million in fiscal 1999 as compared to a decrease of $7.8 million in fiscal 1998 and an increase of $7.2 million in fiscal 1997.

  The increase in cash flow from operating activities during fiscal 1999 over fiscal 1998 resulted primarily from a higher level of earnings before non-cash depreciation and amortization expenses. In addition, reductions in working capital provided a significant source of cash during fiscal 1999. The increase in cash provided by operations in fiscal 1998 over fiscal 1997 was also a result of increased operating earnings before non-cash charges, combined with further reductions in working capital.

  Fiscal 1999 uses for investing included $401.9 million for acquisitions, primarily Rubicon, and a $43.0 million use for capital expenditures, partially offset by $9.6 million in proceeds from the sale of assets. Fiscal 1998 included uses of $290.3 million to fund acquisitions and $31.6 million to fund capital expenditures. Investing activities in fiscal 1997 included $77.0 million for acquisitions and $17.7 million for capital expenditures.

  Net cash investments by and advances from Applied Power make up the majority of financing activities for fiscal 1997, 1998 and 1999. Proceeds from the financing of trade receivables provided $7.7 million, $14.3 million and $37.1 million for fiscal 1997, 1998 and 1999, respectively. Additionally, in fiscal 1998, APW Ltd. used $17.8 million of cash to fund the obligations of two ZERO employee benefit programs as a result of APW Ltd.'s merger with ZERO. Fiscal 1999 financing activities also included $24.0 million of principal payments on long-term debt assumed in the VERO and Rubicon acquisitions.

Capitalization-

==========================================================================================================
Total Capitalization                ($'s  in millions)           Percentage of Total Capitalization
==========================================================================================================
==========================================================================================================
August 31,                          1998         1999                      1998       1999
==========================================================================================================

Total Debt                         $367.8       $728.8                     64%        80%

Total Equity                        197.3        172.8                     35%        19%

Deferred Income Taxes                 7.0          8.1                      1%         1%
==========================================================================================================
Totals                             $572.1       $909.7                     100%       100%
==========================================================================================================

       Outstanding debt totaled $367.8 million and $728.8 million at August 31 of each of fiscal 1998 and 1999, respectively. Net increase in borrowings in both fiscal 1998 and 1999 primarily reflects incremental borrowings to fund acquisitions (see Business Combinations discussion above).

       See the Combined Statements of Equity and Comprehensive Income contained elsewhere in this Information Statement for a description of factors affecting equity.

New Accounting Pronouncements
-----------------------------

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize derivative instruments, including certain derivative instruments embedded in other contracts, as either assets or liabilities and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In July 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delays the effective date of SFAS No. 133 by one year. As a result, SFAS No. 133 will be effective for APW Ltd.'s 2001 fiscal year. Adoption of SFAS No. 133 is not expected to have a material effect on APW Ltd. based on its current derivative and hedging activities.

Year 2000 Considerations
------------------------

       In prior years, Applied Power had executed an action plan to ensure that its computer systems are capable of processing the periods for the Year 2000 and beyond. This action plan was completed in late calendar year 1999. As a result of those planning and implementation efforts, Applied Power experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. While no disruption has developed as of the date of this filing, Year 2000 problems may still surface throughout calendar year 2000. Applied Power will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the calendar year 2000 to ensure that any latent year 2000 matters that arise may be addressed promptly.

European Economic Monetary Union
--------------------------------

       On January 1, 1999, eleven of the European Union countries (including eight countries where APW Ltd. operations are located) adopted the Euro as their single currency, resulting in fixed conversion rates between their existing currencies ("legacy currencies") and the Euro. The Euro trades on currency exchanges and is available for non-cash transactions. Following the introduction of the Euro, the legacy currencies remain legal tender in the participating countries during the transition through January 1, 2002.
Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy bills and coins and use the Euro as their legal currency.

       APW Ltd.'s various operating units located in Europe which are affected by the Euro conversion intend to maintain their books in their respective legacy currency through a portion of the three year introductory period. At this time, APW Ltd. does not expect the reasonably foreseeable consequences of the ongoing Euro conversion to have material adverse effects on APW Ltd.'s business, operations or financial condition.

Inflation
---------

       No meaningful measures of inflation are available because APW Ltd. has a significant number of operations which operate in countries with diverse rates of inflation and currency rate movements.

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

       APW Ltd. is exposed to market risk from changes in foreign exchange and interest rates and, to a lesser extent, commodities. To reduce these risks, APW Ltd. selectively uses financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for trading purposes.

       A discussion of APW Ltd.'s accounting policies for derivative financial instruments is included in Note 2 - "Summary of Significant Accounting Policies" in Notes to the Combined Financial Statements.

       Currency Risk - APW Ltd. and its subsidiaries have significant international operations. In most instances, APW Ltd.'s products are produced at manufacturing facilities located near the customer. As a result, significant volumes of finished goods are manufactured in countries for sale into those markets. For goods purchased from other Company affiliates, APW Ltd. denominates the transaction in the functional currency of the producing operation.

  APW Ltd. has adopted the following guidelines to manage its foreign exchange exposures:

     (i) increase the predictability of costs associated with goods whose purchase price is not denominated in the functional currency of the buyer;
     (ii) minimize the cost of hedging through the use of naturally offsetting positions (borrowing in local currency), netting, pooling; and
     (iii) where possible, sell product in the functional currency of the producing operation.

  APW Ltd.'s identifiable foreign exchange exposures result primarily from the anticipated purchase of product from affiliates and third-party suppliers along with the repayment of intercompany loans with foreign subsidiaries denominated in foreign currencies. APW Ltd. periodically identifies naturally occurring offsetting positions and expects that it may from time to time purchase hedging instruments to protect against anticipated exposures. APW Ltd.'s financial position is not materially sensitive to fluctuations in exchange rates as any gains or losses on foreign currency exposures are generally offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.

  Interest Rate Risk - APW Ltd. expects that it may from time to time enter into interest rate swaps to stabilize financing costs by minimizing the effect of potential interest rate increases on floating-rate debt in a rising interest rate environment. Under these agreements, APW Ltd. contracts with a counter party to exchange the difference between a fixed rate and a floating rate applied to the notional amount of the swap. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized in net income as an adjustment to interest expense. Gains relating to terminations of qualifying hedges are deferred and recognized in income at the same time as the underlying hedged transactions.

   Commodity Prices - APW Ltd. and Applied Power are exposed to fluctuation in market prices for steel. Therefore, APW Ltd. has established a program for centralized negotiation of steel prices. This program allows APW Ltd. to take advantage of economies of scale as well as to cap pricing. All business units are able to purchase steel under this arrangement. In general, the contracts lock steel pricing for 18 months and enable APW Ltd. to pay less if market prices fall.


FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

        This Information Statement contains statements relating to future results of APW Ltd. and its subsidiaries. Those statements, which are not historical facts, are "forward-looking statements" that involve risks and uncertainties. The terms "anticipate", "believe", "estimate", "expect", "objective", "plan", "project" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions and market conditions in the computer, semiconductor, telecommunication, and electronic industries in North America, Europe and, to a lesser extent, Asia, market acceptance of existing and new products, successful integration of acquisitions, competitive product and pricing pressures, foreign currency risk, interest rate risk, the Company's ability to access capital markets, and other factors that are set forth under "Risk Factors" in this Information Statement and those that may be referred to in APW Ltd.'s reports filed with the Securities and Exchange Commission from time to time.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

       All of APW Ltd.'s outstanding stock is currently owned by Applied Power. The following table sets forth the projected, pro forma beneficial ownership of APW Ltd.'s shares immediately following the Distribution. This information is based upon holdings as of March 31, 2000, by each executive officer of APW Ltd. named in the Summary Compensation Table below and by APW Ltd. executive officers and directors as a group. With regard to options, the following table assumes a one-to-one conversion in connection with the Distribution. The actual number of APW Ltd. options issued will depend upon the price of APW Ltd. common stock and API/Actuant common stock shortly before the Distribution. Briefly stated, shares are deemed to be beneficially owned by any person or group who has the power to vote or direct the vote or the power to dispose or direct the disposition of such shares, or who has the right to acquire beneficial ownership thereof within 60 days. To the knowledge of the Company, no one is likely to be the beneficial owner of more than 5% of APW Ltd.'s common stock immediately following the Distribution.

                               Amount and Nature of      Percent
     Beneficial Owner         Beneficial Ownership(1)    of Class

Richard G. Sim                       1,514,579(2)          3.8%
William J. Albrecht                    185,197(3)           *
Gustav H.P. Boel                        51,697(4)           *
Joseph T. Lower                              0              *
[Officer # 5]                               --              *
All Executive Officers and Directors
as a Group (12 persons)              2,063,925(5)          4.9%
-----------------

*Less than 1%.

(1) Unless otherwise noted, the specified persons have sole voting power and/or dispositive power over the shares shown as beneficially owned.

(2) Includes options to purchase 900,342 shares exercisable currently or within 60 days of the Record Date, 5,110 shares allocated to Mr. Sim's Savings Plan account and 18,710 shares held by a custodian for Mr. Sim's children (with respect to which Mr. Sim disclaims beneficial ownership). Excludes 187,201 deferred shares received upon exercise of options in 1998 and 1999 pursuant to Applied Power's option deferral program which represent the right to receive an equivalent number of shares of common stock at the end of the deferral period.

(3) Includes options to purchase 174,150 shares exercisable currently or within 60 days of the Record Date and 8,352 shares allocated to Mr. Albrecht's Savings Plan account and 2,000 shares held by his spouse. Excludes 8,036 deferred shares received upon exercise of options in 1999 pursuant to the deferral program which represent the right to receive an equivalent number of shares of common stock at the end of the deferral period.

(4) Includes options to purchase 41,100 shares exercisable currently or within 60 days of the Record Date and 2,317 shares allocated to Mr. Boel's Savings Plan account.

(5) Includes options to purchase 1,152,592 shares exercisable currently or within 60 days of the Record Date, 15,779 shares allocated to executive officers' Savings Plan accounts, 256,452 shares held by certain trusts with respect to which certain officers have voting and dispositive power and 18,710 shares owned by family members of the directors and executive officers (beneficial ownership of which is, in certain instances, disclaimed). Excludes 195,237 deferred shares received upon exercise of options pursuant to Applied Power's deferral program which represent the rights to receive an equivalent number of shares of common stock at the end of the deferral period.

    The beneficial ownership information set forth above, and below under "Election of Directors", is based on information furnished by the specified persons or known to APW Ltd. and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as required for purposes of this Information Statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

                            MANAGEMENT OF APW LTD.

Directors

     The following table sets forth the names, principal positions, ages and stock ownership of the persons who are expected to serve as APW Ltd.'s directors following the Distribution. Each of these persons will serve as director until their term ends, subject to their earlier death, resignation or removal.


                                                                        Common Stock
                                                                   Beneficially Owned at
                                                                       March 31, 2000

                                                        Director     Number of     Percent
        Name and Principal Position           Age        Since        Shares       of Class
Peter Douglas                                 44            NA            0           *
   General Manager of ATI International
   SRL (Barbados subsidiary of supplier of
   3Dgraphics and multimedia technology
   for personal computers and consumer
   electronics)

Jack L. Heckel                                68           1993      20,000(1)        *
   Retired President and Chief
   Operating Officer, GenCorp. Inc.
   (manufacturer of aerospace
   and defense, polymer and automotive
   products)

L. Dennis Kozlowski                           53           1994      15,000(2)        *
   Chairman of the Board, President and
   Chief Executive Officer, Tyco
   International Ltd. (manufacturer of
   disposable and specialty products, fire
   and safety services, flow control, and
   electrical and electronic components)

John J. McDonough                             63           1996      21,000(3)        *
   Vice Chairman and Chief Executive
   Officer, Newell Rubbermaid Inc.
   (manufacturer of consumer products);
   President and Chief Executive
   Officer, McDonough Capital
   Company LLC (venture capital
   investment firm)


                                                                        Common Stock
                                                                   Beneficially Owned at
                                                                       March 31, 2000

                                                        Director     Number of     Percent
       Name and Principal Position            Age        Since        Shares       of Class
Gerald McGoey                                  51          NA                0         0
   President, Jolian Investments Limited
   (Toronto based investment firm)

Richard G. Sim                                 55         1985       1,514,579(4)    3.8%
   Chairman of the Board, President and
   Chief Executive Officer, APW Ltd.

John Ziemniak                                  45          NA                0         0
   Managing Partner at Mentor
   International (privately owned U.K
   consultancy serving the telecom, IT
   and media markets)

_________________
 *Less than 1%.

(1) Includes options to purchase 15,000 shares exercisable currently or within 60 days of the Record Date.
(2) Includes options to purchase 13,000 shares exercisable currently or within 60 days of the Record Date.
(3) Includes options to purchase 9,000 shares exercisable currently or within 60 days of the Record Date.
(4) Includes options to purchase 900,342 shares exercisable currently or within 60 days of the Record Date, 5,110 shares allocated to Mr. Sim's Savings Plan account and 18,710 shares held by a custodian for Mr. Sim's children (with respect to which Mr. Sim disclaims beneficial ownership). Excludes 187,201 deferred shares received upon exercise of options in 1998 and 1999 pursuant to the Company's deferral program which represent the right to receive an equivalent number of shares of common stock at the end of the deferral period.

    All of the directors have held the positions with Applied Power or other organizations shown in the above table during the past five years, except that
(i) Jack L. Heckel was President and Chief Operating Officer of GenCorp. Inc. from January 1987 through December 1993; and (ii) John J. McDonough was Chairman of SoftNet Systems, Inc. from July 1995 through July 1997 and also served as its Chief Executive Officer from September 1996 through July 1997, Vice Chairman of DENTSPLY International

Inc. from February 1995 through October 1995, and Vice Chairman and Chief Executive Officer of DENTSPLY International Inc. from June 1993 through February 1995.

    Jack L. Heckel is a director of WD-40 Co., Inc. and Advanced Tissue Sciences, Inc. L. Dennis Kozlowski is a director of Tyco International Ltd. and RJR Nabisco Holdings Corp. John J. McDonough is a director of Newell Rubbermaid Inc. and CGW Southeast Fund. Richard G. Sim is a director of IPSCO Inc. and Oshkosh Truck Corporation.

Committees of the Board of Directors

    The Audit Committee of the board of directors of APW Ltd.: (i) will review the scope and timing of the audit of APW Ltd.'s financial statements by its independent auditors; (ii) will review with the independent accountants, and with management, policies and procedures with respect to internal auditing and financial and accounting controls; and (iii) will review with the independent accountants their reports on APW Ltd.'s financial statements and recommendations they make for improvements in APW Ltd.'s internal controls and the implementation of those recommendations.

    The Compensation Committee of the board of directors of APW Ltd. will determine the compensation of APW Ltd.'s executive officers, award bonuses to such key management personnel as the Committee selects and administer APW Ltd.'s stock incentive plans.

    The Nominating Committee of the board of directors of APW Ltd. will seek qualified persons for the position of director to recommend to the entire board of directors. In carrying out its responsibilities, the Nominating Committee will consider candidates suggested by other directors, employees and shareholders.

Directors' Compensation

    Directors who are compensated as employees of APW Ltd. will receive no additional compensation for service as directors.

    The board of directors and compensation committee of APW Ltd. have not yet established any formal compensation policies, so their actual compensation is not yet certain. However, management believes that APW Ltd. is likely to establish policies similar to those of Applied Power. If it does so, each director of APW Ltd. who is not an employee of APW Ltd. or its subsidiaries will be paid an annual retainer of approximately $19,000 for serving on the board of directors and an attendance fee of approximately $1,000 for each board of directors meeting and committee meeting attended.

    Each non-employee director also receives an option grant each year to purchase shares of common stock under the APW Ltd. 2000 Outside Directors' Stock Option Plan (the "2000 Directors Plan"). The 2000 Directors Plan is intended to promote the growth and development of the Company by providing incentives for non-employee directors of the Company through the grant to such directors of nonqualified stock options to acquire shares of common stock. There is no discretion as to the amount or timing of options to be granted, which are fixed by the terms of the 2000 Directors Plan. The exercise price at which shares may be purchased under each option is equal to the fair market value of the shares on the date of grant. Options are not exercisable until eleven months after the date of grant and then become fully exercisable, in whole or in part, at any time prior to their expiration or termination. Unless earlier exercised or terminated, the expiration date of each option granted under the 2000 Directors Plan is ten years and one day after the date of grant.

Other Executive Officers

APW Ltd. also has the following additional executive officers:
Richard D. Carroll joined Applied Power as Corporate Controller in 1996 and was appointed Treasurer and Controller in 1998 and stayed in such position until 1999. In 1999, Mr. Carroll served as Financial Leader - APW Electronics and in January 2000 became Vice President - Finance and Controller. Mr. Carroll was previously employed with the Northwest Indiana Water Company as its Vice President/Controller during 1995.

Anthony W. Asmuth III is a partner in the law firm of Quarles & Brady LLP, Milwaukee, Wisconsin, having joined that firm in 1989. Quarles & Brady performs legal services for the Company and certain of its subsidiaries. Mr. Asmuth had previously served as Secretary of the Company from 1986 to 1993 and from 1994 to the present.

Each officer is appointed by the Board of Directors and holds office until he resigns, dies, is removed or a different person is appointed to the office. The Board of Directors generally appoints officers at its meeting following the Annual Meeting of Shareholders.


                            EXECUTIVE COMPENSATION

Summary Compensation Table

    The following table sets forth compensation awarded to, earned by or paid to APW Ltd.'s Chief Executive Officer and individuals who are expected to be APW Ltd.'s next four most highly compensated executive officers ("named executive officers") based on their compensation by Applied Power during 1999, except that the table sets forth the current base compensation rate of Joseph T. Lower. During this period, the named executive officers were compensated in accordance with Applied Power's plans and policies.

                                                                             Long-Term
                                                                             Compensa-
                                                                            tion Awards

                                                                             Securities
                                                       Other Annual          Underlying            All Other
Name and Principal                                     Compensation           Options/             Compensa-
Position                        Salary      Bonus          (1)               SARs (#)(2)           tion ($)(3)
Richard G. Sim
  Chairman, President and
  Chief Executive Officer       662,977     120,000           -0-              100,000                 18,640

William J. Albrecht
  Senior Vice President -
  Americas      (4)             290,964      75,600         5,796               90,000                 17,720

Gustav H.P. Boel
  Senior Vice President-        243,078     155,000           -0-               64,000                 20,581
  Europe & Asia (5)

Joseph T. Lower                 185,000         -0-           -0-               60,000                    -0-
  Vice President-Finance and
  Business Development

Officer #5

(1)  Consists entirely of interest paid on the Deferred Plan.

(2)  Consists entirely of stock options.

(3) These amounts represent: (a) Applied Power's Savings Plan matching contributions as follows: Mr. Sim - $2,625, Mr. Albrecht - $2,625, Mr.
     Boel - $2,625 and Mr. Lower - $0; (b) Company allocations under the Savings Plan as follows: Mr. Sim - $4,800, Mr. Albrecht - $4,800, Mr. Boel - $4,800 and Mr. Lower - $0; and (c) premiums paid by the Company for split-dollar life insurance as follows: Mr. Sim - $11,215, Mr. Albrecht - $10,295, Mr. Boel - $13,156 and Mr. Lower - $0.

(4) Effective November 3, 1998, Mr. Albrecht's title was changed to Senior Vice President and in May 1999, Mr. Albrecht became Senior Vice
     President--Electronics and in February 2000 Senior Vice President--
     Americas.

(5) Effective November 3, 1998, Mr. Boel's title was changed to Vice President and in May 1999, Mr. Boel became Senior Vice President--Industrial and in February 2000 Senior Vice President--Europe and Asia.

Option/SAR Grants in Last Fiscal Year

     The following table sets forth information concerning stock option grants to purchase Applied Power common stock pursuant to Applied Power's stock option plan during the last fiscal year to the named executive officers. No stock appreciation rights ("SARs") were granted in fiscal 1999.

                                                Individual Grants
                                             Percent
                                            of Total                                 Potential Realizable
                              Number of     Options/                                   Value at Assumed
                             Securities       SARs                                     Annual Rates of
                             Underlying    Granted to    Exercise                        Stock Price
                              Options/      Employees     or Base                      Appreciation for
                                SARs        in Fiscal      Price     Expiration         Option Term(3)
    Name                     Granted(#)      Year(1)      ($/Sh)      Date(2)        5%($)        10%($)
Richard G. Sim                  100,000       15.5%        27.719     11/03/08     $1,743,200   $4,417,600
William J. Albrecht              30,000        4.6%        27.719     11/03/08        522,960    1,325,280
                                 60,000        9.3%       24.6875     06/01/09        931,550    2,360,731
Gustav H.P. Boel                 24,000        3.7%        27.719     11/03/08        418,376    1,060,247
                                 40,000        6.2%       24.6875     06/01/09        621,033    1,573,821
Joseph T. Lower                  60,000         --        27.3438      3/20/10      1,031,782    2,614,739
[Officer #5]

-------------
(1) Based on stock option grants for an aggregate of 646,230 shares made to all Applied Power employees during the fiscal year ended August 31, 1999 except for Joseph T. Lower, which is based upon a grant in March 2000.

(2) Unless earlier terminated, options expire ten years from the date of grant and generally become exercisable as to half of the shares granted two years after the date of grant and fully exercisable five years after the date of grant. In the event of a change-in-control of Applied Power, the Compensation Committee may either provide for equivalent substitute options to be granted to the optionees or a cash-out of the options based on the highest fair market value per share of Applied Power common stock during the 60-day period immediately preceding the change-in-control. Optionees who earn more than $100,000 per year may elect to defer receipt of option shares upon exercise of an option. Throughout the deferral period, the deferred shares are credited with "deemed dividends" at the same rate as dividends paid on Applied Power common stock. At the end of the deferral period, such accumulated cash dividend equivalent amounts are converted into shares of common stock and distributed with the shares of common stock issued to settle the optionee's deferred share account.

(3) The dollar amounts under these columns are the result of calculations at the 5% and 10% appreciation rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the common stock price.



Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

     The following table sets forth information for each of the named executive officers concerning Applied Power options exercised during fiscal 1999 and the number and value of stock options outstanding at the end of the fiscal year. No SARs are outstanding.

                                                         Number of Securities
                                                              Underlying                    Value of Unexercised
                                                              Unexercised                       In-the-Money
                                                             Options/SARs at                   Options/SARs at
                                                            Fiscal Year-End(#)              Fiscal Year-End($)(2)

                         Shares
                       Acquired on          Value           Exer-           Unexer-          Exer-         Unexer-
Name                   Exercise (#)      Realized ($)       cisable        cisable(1)       cisable       cisable(1)
Richard G. Sim           68,000(3)        1,498,122          875,342        239,100        $18,426,193     $1,603,700

William J. Albrecht      12,000(4)          256,124          166,750        132,400        $ 3,433,166     $  845,030

Gustav H.P. Boel             --                  --           34,500         97,700        $   595,906     $  593,213

Joseph T. Lower              --                  --               --         60,000                 --      1,710,000

[Officer #5]


(1)  Represents unvested options at the end of fiscal 1999.

(2) Based on the August 31, 1999, $30.625 closing price of the Applied Power common stock on the New York Stock Exchange at the end of the fiscal year except with regard to Mr. Lower, for which the March 31, 2000 closing price of $28.50 was used.

(3) Options exercised for 68,000 shares under Applied Power's option deferral program. In connection therewith, Mr. Sim attested to the ownership of 20,755 shares of common stock in lieu of delivering such shares in payment of the option exercise price and has been allocated 47,245 deferred shares of common stock.

(4) Options exercised for 12,000 shares under Applied Power's option deferral program. In connection therewith, Mr. Albrecht attested to the ownership of 3,964 shares of common stock in lieu of delivering such shares in payment of the option exercise price and has been allocated 8,036 deferred shares of common stock.

Stock Options and the Impact of the Distribution

     In connection with Distribution, APW Ltd. will adopt its own option plan. The APW Ltd. employees who have options to purchase shares of Applied Power common stock at the time of the Distribution will have their existing Applied Power stock options converted to APW Ltd. stock options. The number of shares covered by the APW Ltd. stock options and the exercise price for the stock options will be adjusted so that the value of the APW Ltd. common stock covered by the stock options, based upon the APW Ltd. and API/Actuant common stock price immediately prior to Distribution, and the aggregate exercise price for the APW Ltd. and API/Actuant stock options, will be equivalent to the existing values of the former Applied Power stock options. This adjustment will result in an increase in the number of shares covered by the options and a reduction in the exercise price per share, although the aggregate value of the shares and the aggregate exercise price for the adjusted APW Ltd. options will be equivalent to the former Applied Power Inc. stock options. The adjustment will not affect the other terms of the stock options or cause the options to become exercisable.

APW Ltd. 2000 Stock Plan

     APW Ltd. expects to adopt the APW Ltd. 2000 Stock Plan (the "Stock Plan"). Under the Stock Plan, incentive stock options, nonqualified stock options and restricted stock (each, an "Award") may be granted to any regular salaried employee of APW Ltd. or a subsidiary of APW Ltd. who, in the sole opinion of the compensation committee, contributes significantly to the growth and success of APW Ltd. or a subsidiary. This includes employees who are members of the board of directors, but excludes directors who are not employees of APW Ltd. or any of its subsidiaries. Eligible participants in the Stock Plan are referred to as "Eligible Employees."

     The total number of shares of common stock available for issuance under the Stock Plan may not exceed five million (5,000,000) shares, although no Eligible Employee may be granted an Award or Awards covering more than two-hundred fifty thousand (250,000) shares of common stock in any calendar year. These stock thresholds are subject to adjustment in the event of a stock split, stock distribution or other capital event, as described in the Stock Plan.

     Shares available for an Award under the Stock Plan may be either authorized but unissued or reacquired shares of common stock. Shares subject to, but not issued under, an option which expires, terminates, is cancelled or forfeited for any reason under the Stock Plan and shares of restricted stock which have been forfeited before the grantee has received any benefit of ownership (such as dividends) shall again become available for the granting of Awards under the Stock Plan.

     The Stock Plan will be administered by the compensation committee of the board of directors of APW Ltd. (the "Committee"). The Committee shall be constituted so as to permit the Stock Plan to comply with the provisions of
Section 162(m) of the Code and to afford Stock Plan participants an exemption for Stock Plan transactions pursuant to Rule 16b-3 under the Securities Exchange Act of 1934. The Committee will be empowered to adopt such rules, regulations and procedures and take such other action as it deems necessary or proper for administration of the Stock Plan, including any modification, extension or renewal of any option granted thereunder. The Committee will have the authority to interpret the provisions of the Stock Plan, which interpretations shall be final and conclusive. Specifically, the Committee will be empowered, subject to any contrary provisions of the Stock Plan, to designate the persons to whom Awards shall be granted, to grant Awards in such form and amount as the Committee shall determine, to impose such limitations, restrictions and conditions upon any such Award as the Committee shall deem appropriate, and to waive in whole or in part any limitations, restrictions or conditions imposed upon any such Award as the Committee shall deem appropriate. The board of directors may also amend, modify, suspend or terminate the Stock Plan from time to time; provided, however, that no such action can be taken without shareholder approval if required by applicable law. Furthermore, subject to the terms and conditions of the Stock Plan, the Committee may modify, extend or renew outstanding Awards granted under the Stock Plan, accept the surrender of outstanding options (to the extent not theretofore exercised), reduce the exercise price of outstanding options and authorize the granting of new options in substitution therefor (to the extent not theretofore exercised); provided, however, that no such modification of an Award (either directly or through modification of the Stock Plan) shall, without the consent of the grantee, alter or impair any rights of the grantee under the Award.

Stock Options

     Stock Options ("Options") may be granted to Eligible Employees at any time as determined by the Committee (subject to the volume limitations set forth above). Options granted under the Stock Plan may be either "Incentive Stock Options" under Section 422 of the Code or options that are not intended to qualify as Incentive Stock Options ("Nonqualified Stock Options"). Each Option must be evidenced by an agreement between APW Ltd. and the grantee which must contain the terms and conditions required by the Stock Plan and such other terms and conditions not inconsistent therewith as the Committee may deem appropriate.

     The exercise price of an Option granted under the Stock Plan will be determined by the Committee; provided, however, that in the case of an Incentive Stock Option, the exercise price may not be less than 100% of the Fair Market Value of the common stock (as defined in the Stock Plan) when the Option is granted; and provided further that the Committee may only grant a Nonqualified Stock Option with an exercise price of less than 100% of the Fair Market Value of the common stock on the condition that the grantee makes a cash payment to APW Ltd. on the date of grant of at least the difference between the Fair Market Value and the option price (i.e., the sum of the cash payment and the exercise price must be equal to or in excess of the Fair Market Value of the common stock on the date of grant).

     For purposes of the Stock Plan, an Option will be considered as having been granted on the date on which the Committee authorizes its grant (unless the Committee has designated a later grant date). Options granted under the Stock Plan may be exercisable at such times and subject to such restrictions and conditions as the Committee in each instance approves, but no Option may be exercisable until at least six months have elapsed from the date of grant (except in the case of death or disability) or prior to shareholder approval of the Stock Plan. Furthermore, the period of exercisability of an Incentive Stock Option may not exceed 10 years from the date the Option is granted and no Option may be treated as an Incentive Stock Option unless the grantee exercises the Option while employed by APW Ltd. (or a subsidiary) or within three months after termination of employment, unless such termination is caused by death or disability, in which case the optionee has one year after such termination within which to exercise.

     An Option may be exercised in whole or in part from time to time as specified in the Option agreement by the grantee giving a written notice of exercise to APW Ltd. specifying the number of shares to be purchased, accompanied by payment in full of the exercise price. The exercise price may be paid either (i) in cash, (ii) by check, or (iii) with the approval of the Committee, through delivery of shares of common stock which have been beneficially owned by the grantee, the grantee's spouse or both of them for a period of at least six months prior to the exercise ("Delivered Stock"), or (iv) through a combination of cash and Delivered Stock. Delivered Stock is valued at its Fair Market Value as of the date of the exercise. The holder of an Option shall not have any rights as a shareholder with respect to the shares subject to the Option until certificates evidencing such shares are delivered to him or her.

     Special provisions will be contained in the Stock Plan covering a merger, consolidation or reorganization of APW Ltd. with another corporation in which APW Ltd. is not the surviving corporation. In that circumstance, the Committee may, subject to the approval of the Board of Directors of APW Ltd. or the Board of Directors of any corporation assuming the obligations of APW Ltd. under the Stock Plan, take action regarding each outstanding unexercised option to either
(i) substitute on an equitable and economically equivalent basis an appropriate number of shares of the surviving corporation for the shares of common stock covered by the Option, or (ii) cancel the Option and provide for a payment to the optionee of an amount equal to the cash value of the Option (determined in accordance with the provisions of the Stock Plan). In addition, the Stock Plan permits Options to be granted to new Eligible Employees who become such as a result of APW Ltd.'s acquisition of property or stock from an unrelated corporation in substitution for options granted to such Eligible Employees by their former employer.

Restricted Stock

     The Committee, at any time, may grant Awards of restricted stock under the Stock Plan; provided, however, that no more than 150,000 shares of restricted stock may be granted in the aggregate during any calendar year. The Committee may condition the grant of restricted stock upon the attainment of specified levels of revenue, earnings per share, net income, return on assets, return on sales, customer satisfaction, stock price, costs, individual performance measures or such other factors or criteria as the Committee shall determine. The provisions of various restricted stock Awards need not be identical; provided, however, that such restricted stock Awards shall be subject to the following terms and conditions: (i) until all applicable restrictions lapse, the grantee shall not be permitted to sell, assign, transfer, pledge, or otherwise encumber the shares of restricted stock; (ii) the grantee shall have all of the rights of a shareholder of APW Ltd. with respect to the shares of restricted stock (including the right to vote the shares and the right to receive any cash dividends); (iii) unless otherwise provided in the applicable restricted stock agreement or pursuant to (iv) below, all shares of restricted stock shall be forfeited by the grantee upon termination of employment; (iv) in the event of a hardship or other special circumstances under which a grantee's employment is involuntarily terminated (other than for cause), the

Committee may waive in whole or in part any or all remaining restrictions attendant to shares of restricted stock held by such grantee; (v) upon the lapse of all applicable restrictions, unlegended certificates for such shares shall be delivered to the grantee; and (vi) each Award shall be subject to the terms of a restricted stock agreement. All grantees of restricted stock shall be issued a certificate in respect of such shares, registered in such grantee's name and bearing an appropriate legend. In its discretion, the Committee may require that the certificates evidencing such shares of restricted stock be held in custody by APW Ltd. until the restrictions thereon have lapsed.

Term of Stock Plan

     The Stock Plan will terminate 10 years after its effective date, except as to Awards then outstanding, which Awards shall remain in effect until they have been exercised, the restrictions have lapsed or the Awards have expired or been forfeited.

General Terms

     APW Ltd. may require, as a condition to the exercise of an Option or the issuance of an unrestricted stock certificate, that the grantee concurrently pay to APW Ltd. any taxes which APW Ltd. is required to withhold by reason of such exercise or lapse of restrictions. Such payment may be made either in cash or, at the discretion of the Committee, and subject to all applicable rules and regulations, through shares of Delivered Stock or shares of stock withheld from the Award having a Fair Market Value equal to the amount of the tax obligation. No Award granted under the Stock Plan shall be transferable by a grantee other than by will or the laws of descent and distribution; provided, however, that the Committee, in its discretion but in accordance with Internal Revenue Service guidance, may grant Nonqualified Stock Options that are transferable, without payment of consideration, to family members of the grantee or to trusts or partnerships for such family members.

Federal Tax Consequences

     An Eligible Employee realizes no taxable income at the time an Option is granted under the Stock Plan. An Eligible Employee generally realizes no taxable income at the time of an Award of restricted stock, so long as the restricted stock is not vested. Stock is vested for this purpose if it is either transferable or is not subject to a substantial risk of forfeiture.

     With regard to Incentive Stock Options, no income is recognized by an Eligible Employee upon transfer to him of shares pursuant to his exercise of an Incentive Stock Option. In order to avail himself of this tax benefit, the Eligible Employee must make no disposition of the shares so received before he has held such shares for at least one year and at least two years have passed since he was granted the Option. Assuming compliance with this and other applicable tax provisions, an Eligible Employee will realize long-term capital gain or loss when he disposes of his shares, measured by the difference between the exercise price and the amount received for the shares at the time of disposition. If an Eligible Employee disposes of shares acquired by exercise of an Incentive Stock Option before the expiration of the above-noted periods, any amount realized from such disqualifying disposition will be taxable as ordinary income in the year of disposition to the extent the lesser of (a) the Fair Market Value of the shares on the date the Option was exercised, or (b) the amount realized upon such disposition, exceeds the exercise price. Any amount realized in excess of the Fair Market Value on the date of exercise is treated as long-term or short-term capital gain, depending upon the holding period of the shares. If the amount realized upon such disposition is less than the exercise price the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares. For purposes of the alternative minimum tax, the Eligible Employee shall recognize income upon the transfer of shares to him pursuant to the exercise of an Incentive Stock Option in an amount equal to the difference between the Fair Market Value of the shares at the time of exercise and the exercise price.

     With regard to Nonqualified Stock Options, ordinary income generally is realized by the Eligible Employee at the time of his exercise of an Option. The amount of income is generally equal to the difference between the exercise price and the Fair Market Value of the shares on the date of exercise. Tax withholding is currently required on such income. When an Eligible Employee disposes of shares acquired upon the exercise of a Nonqualified Stock Option, any amount received in excess of the Fair Market Value of the shares on the date of exercise will be treated as long-term or short-term capital gain, depending upon the holding period of the shares, and if the amount received is less than the Fair Market Value of the shares on the date of exercise, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

     With regard to restricted stock, ordinary income is realized by an Eligible Employee at the time that such restricted stock vests. The amount of income is generally equal to the excess of the Fair Market Value of the shares at the time of vesting over the purchase price for such shares, if any. Tax withholding is required on such income. When an Eligible Employee disposes of restricted stock, any amount received in excess of the Fair Market Value of the shares on the date of vesting will be treated as long-term or short-term capital gain, depending upon the holding period of the shares, and if the amount received is less than the Fair Market Value on the date of vesting, the loss will be treated as long-term or short-term capital loss, depending on the holding period of the shares. Dividends paid on restricted stock which has not vested and which has not been the subject of an election under Section 83(b) of the Code are treated as compensation income. Section 83(b) of the Code permits the Eligible Employee to elect, not more than 30 days after the date of grant of the restricted stock, to include as ordinary income the difference between the Fair Market Value of the restricted stock on the date of grant and the purchase price of the restricted stock, if any. If no Section 83(b) election is made, then the ordinary income inclusion occurs on the date the restricted stock becomes vested and the amount of such inclusion will be the spread between the Fair Market Value of the restricted stock and the purchase price for the restricted stock at the time of vesting, if any.

     If an Eligible Employee pays the exercise price of an Option by tendering other vested shares then owned by the Eligible Employee, the difference between the Fair Market Value and adjusted basis of the tendered shares will not produce a taxable gain or loss to the Eligible Employee; however, the Eligible Employee's tax basis for an equal number of acquired shares will be the same as the Eligible Employee's tax basis for the tendered shares. The remaining acquired shares will have an original tax basis equal to the sum of the amount paid in cash, if any, plus any amount that the optionee is required to recognize as income as a result of the exercise of the Option.

     No deduction will be allowed to APW Ltd. for federal income tax purposes at the time of the grant or exercise of any Incentive Stock Option. At the time of a disqualifying disposition by an Eligible Employee, APW Ltd. will be entitled to a deduction for the amount taxable to the Eligible Employee as ordinary income. APW Ltd. will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the Eligible Employee is considered to have realized ordinary income in connection with the exercise of a Nonqualified Stock Option and the grant of restricted stock, assuming compliance with Section 162(m) of the Code.

APW Ltd. 401(k) Plan

     APW Ltd. will adopt a tax-qualified defined contribution retirement plan (the "401(k) Plan") for its employees. The 401(k) Plan will allow participants to reduce their taxable income by making voluntary contributions on a "pre-tax" basis in an amount representing a fixed percent of their defined compensation, not to exceed 19%, subject to certain Internal Revenue Code limitations. Participants will also be allowed to make additional contributions not to exceed 5% of their defined compensation on an after-tax basis, subject to certain limitations. Plan participants will have the ability to self-direct their contributions into various investment funds.

     APW Ltd. intends to provide a matching contribution on the pre-tax contributions by employees equal to the first $300 of pre-tax contributions, plus an additional 25% of the pre-tax contributions between $300 and 6% of compensation. In addition, APW Ltd. intends to make a "core" contribution to the accounts of eligible participants equal to 3% of compensation for the plan year, subject to certain limitations. Employees must be employed at plan year end and must have 1,000 or more hours of service in the plan year to be eligible for the employer contributions. All employer contributions will be invested in an APW Ltd. stock fund. However, participants who are age 50 or older and are fully vested will be eligible to invest one-half of their employer contributions into any of the investment funds available under the 401(k) Plan.

     Participants will be immediately vested in their pre-tax and after-tax contributions. Vesting in the employer contributions will be based upon years of credited service. Benefits from employer contributions will be 50% vested after three years of credited service and 100% after five years of credited service.

     Plan benefits are generally distributed to participants upon termination of employment. However, plan loans will be available to plan participants under certain circumstances. In addition, participants will be permitted hardship distributions under the 401(k) Plan.

     APW Ltd. will create a trust to fund the benefits payable pursuant to the 401(k) Plan. The trust will be maintained as part of a plan qualified pursuant to Code Section 401(a) and will be exempt from federal tax pursuant to Code
Section 501(a).

APW Ltd. Employee Stock Purchase Plan

     APW Ltd. intends to adopt an employee stock purchase plan for its employees. The plan will permit eligible employees to acquire APW Ltd. common stock with payroll deductions. If specified performance objectives are achieved, the employees will receive a 10% discount on the purchase price. The amount of any discount will be includible in employees' taxable income and be deductible by APW Ltd.


Future Compensation of Executive Officers

     The board of directors of APW Ltd. and its compensation committee have not yet met and established any formal policies concerning compensation of executive officers of APW Ltd. Nevertheless, management believes the board of directors is likely to develop guidelines similar to those of Applied Power. If so, it is likely that the compensation committee will seek to establish a total value of each executive's pay package approximately equal to the competitive median for like positions in companies of similar size and type. However, it is likely that the mix of compensation may be somewhat atypical. It is likely that cash compensation will be set at a lower level than the median (in recent years Applied Power's salary standards were targeted at approximately 95% of the market median and target bonuses were set at approximately 70% of the market median). Stock incentives, on the other hand, are likely to be generally set above the median for other companies in order to bring the total compensation opportunity to a level competitive with others in the marketplace. This general approach to compensation mix, though varied in certain circumstances when the compensation committee in its discretion concludes it is appropriate to do so, is designed to encourage the executive's continued focus on building shareholder value and align the interests with the shareholders.

                     DESCRIPTION OF APW LTD. CAPITAL STOCK

     The following summary is a description of the material terms of our common stock. Because this is a summary, it may not contain all of the information that is important to you. It is subject in all respects to the applicable provisions of Bermuda law and of our constituent documents. We have filed our memorandum of association and bye-laws as exhibits to this Information Statement.

Authorized Capital Stock

     Under our memorandum of association, our authorized share capital is $3,000,000, divided into:

     . 250,000,000 shares of common stock, par value $0.01 per share, of which immediately after the Distribution approximately 39.1 million shares will be outstanding and an additional ____ shares will be subject to employee options; and

     . 50,000,000 shares of preferred stock, par value $0.01 per share, of which only the shareholder rights associated with the common stock will be outstanding immediately after the Distribution. See "Rights," below.

Common Stock

     Voting Restrictions. Each share of our common stock generally is entitled to one vote on all matters properly coming before the shareholders. However, APW Ltd.'s bye-laws include provisions that limit the voting rights of certain large shareholders under certain circumstances in a manner comparable to Section
180.1150 of the Wisconsin Business Corporation Law, which currently applies to Applied Power. Pursuant to APW Ltd.'s bye-laws, the voting power of shares, including shares issuable upon conversion of convertible securities or upon the exercise of options or warrants, held by a person (including persons acting as a group) in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of the shares in excess of 20%, unless shareholders of APW Ltd. approve full restoration of the voting power of the shares at a shareholders meeting. This restriction does not apply to shares acquired directly from APW Ltd. or in certain specified transactions.

     Under APW Ltd.'s bye-laws, shareholders can also temporarily lose voting power for the period in which the shareholder fails to comply with a notice from APW Ltd.'s board requesting specific information regarding the shareholder's intentions. This period continues until 90 days after the APW Ltd. board has been satisfied as to the completeness of the response. This temporary voting provision is commonly included in the organizational documents of Bermuda corporations.

     Amendments to the voting reallocation and transfer restriction provisions of our bye-laws require both the approval of our board of directors and approval of shareholders holding at least 75% of the votes of all outstanding shares of common stock.

     These voting and transfer restrictions could make it difficult for any person or group of persons acting in concert, other than some existing owners, to acquire control of APW Ltd.

     Distributions. Holders of common stock are treated equally with respect to all distributions to our shareholders.

Preferred Stock

     As noted above, we have authorized 50,000,000 shares of preferred stock, par value $0.01 per share. As of the date of the Distribution, we will have no shares of preferred stock issued and outstanding other than the shareholder rights described below.

     Our board of directors is authorized to:

     .  issue shares of preferred stock in one or more series;

     .  establish the number of shares in each series; and

     . fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of each series.

     Each time that we issue a new series of preferred stock, we will file with the Bermuda Monetary Authority and the SEC a definitive certificate of designations of the preferred stock. In addition, we will specify the particular amount, price and other terms of that new series. These terms will include:

     .  the designation of the title of the series;

     .  dividend rates;

     .  redemption provisions, if any;

     . special or relative rights in the event of liquidation, dissolution, distribution or winding up of APW Ltd.;

     .  sinking fund provisions, if any;

     . whether the preferred stock will be convertible into our common stock or any other of our securities or exchangeable for securities of any other person;

     .  voting rights, if any; and

     . any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our bye-laws.

     The shares of any series of preferred stock will be, when issued, fully paid and non-assessable. The holders of the preferred stock will not have preemptive rights.

     Ranking. Each new series of preferred stock will rank with respect to each other series of our preferred stock as specified in the certificate of designation relating to that new series of preferred stock.

     Dividends. Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors out of funds legally available for dividends. For each series of preferred stock, we will specify:

     .  the dividend rate;

     .  whether the dividend rate will be fixed or variable or both;

     .  the dates of distribution of the cash dividends; and

     . whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

     Conversion and Exchange of Preferred Stock. We will determine the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock.

     Redemption.  We will determine for each new series of preferred stock:

     . whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

     . whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

     .  whether to have redemption prices.

     Liquidation Preference. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

     . distributions upon liquidation in the amount provided in the certificate of designation of that series of preferred stock; plus

     .  any accrued and unpaid dividends.

     These payments will be made to holders of preferred stock out of our assets available for distribution to shareholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

     After payment of the full amount of the liquidation preference to which they are entitled, the holders of each series of preferred stock will not be entitled to any further participation in any distribution of our assets.

     Voting Rights. The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designation relating to that series or as required by law.

     Transfer Agent and Registrar. We will determine the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each new series of preferred stock.

Summary of Rights Plan

     The board of directors of APW Ltd. declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock on _______________. Each Right entitles the registered holder to purchase from APW Ltd. one one-ten thousands of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of APW Ltd. at a price of [$ ] per one one-ten thousands of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between APW. Ltd. and Firstar Bank, N.A., as Rights Agent (the "Rights Agent").

     Triggering Events. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (subject to certain exceptions) (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by the common stock certificates with a copy of a Summary of Rights Plan attached thereto.

     The Rights Agreement provides that, until the Rights Distribution Date, the Rights will be transferred with and only with the common stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), new common share certificates issued after the Record Date, upon transfer or new issuance of common stock, will contain a notation incorporating the Rights Agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for common stock, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights Plan being attached thereto, will also constitute the transfer of the Rights associated with the common stock represented by the certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common stock as of the close of business on the Rights Distribution Date and thereafter the separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Rights Distribution Date. The Rights will expire on May __, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by APW Ltd., in each case, as described below.

     Adjustment Provisions. The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-ten thousands of a Preferred Share, which may, at the election of APW Ltd., be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     The number of outstanding Rights and the number of one one-ten thousands of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, amalgamations or combinations of the common stock occurring, in any such case, prior to the Rights Distribution Date.

     Dividends, Liquidation and Voting. Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per common share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share plus an amount equal to accrued and unpaid dividends thereon but will be entitled to an aggregate payment of 10,000 times the payment made per Common Share. Each Preferred Share will have 10,000 votes, voting together with the common stock. Finally, in the event of any merger, amalgamation or other transaction in which common stock is exchanged, each Preferred Share will be entitled to receive 10,000 times the amount received per common share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-ten thousands interest in a Preferred Share purchasable upon exercise of each Right holds approximately the value of one common share.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder of APW Ltd., including, without limitation, the right to vote or to receive dividends.

     Flip-Over Provision. In the event that (1) any person becomes an Acquiring Person or (2) during any time that there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of APW Ltd. or other transaction or series of transactions involving APW Ltd. which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of APW Ltd. or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that, after a person or a group has become an Acquiring Person, APW Ltd. is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred (subject to certain exceptions), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board of directors of APW Ltd. may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share per Right (subject to adjustment).

     Redemption Provisions. At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock, the board of directors of APW Ltd. may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Amendment Provisions. The terms of the Rights may be amended by the board of directors of APW Ltd. without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than (1) the greater of the sum of .001% and the largest percentage of the outstanding common stock then known to APW Ltd. to be beneficially owned by any person or group of affiliated or associated persons, and (2) 10%. In addition the board may modify the Expiration Date, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Transfer Agent

     APW Ltd.'s transfer agent is Firstar Bank N.A.


                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon the Distribution, holders of Applied Power common stock will become entitled to receive APW Ltd. common stock. APW Ltd. is a company formed under the laws of Bermuda, and Applied Power is a corporation incorporated under the laws of Wisconsin. The Companies Act of 1981 is the statute that governs Bermuda companies, and the Wisconsin Business Corporation Law is the statute that governs Wisconsin corporations.

     The following is a summary of some material differences between the rights of holders of Applied Power common stock and APW Ltd. common shares. These differences arise from differences between the corporate laws of the State of Wisconsin and the corporate law of Bermuda, as well as differences between the Applied Power articles of incorporation and the Applied Power by-laws, on the one hand, and the APW Ltd. memorandum of association and the APW Ltd. bye-laws, on the other hand. See "Description of APW Ltd. Capital Stock." This discussion is not a complete statement of all differences between rights of holders of APW Ltd. common stock and Applied Power common shares. This summary discusses material differences between the laws of Bermuda and those of Wisconsin. It also discusses material differences between the APW Ltd. memorandum of association and bye-laws on the one hand and the Applied Power restated articles of incorporation and by-laws on the other hand. This summary is qualified by the full text of each document and the Companies Act 1981 and the Wisconsin Business Corporation Law. For information as to how to get those documents, see "Where You Can Find More Information" beginning on page [___].

Size and Classification of the Board of Directors

     APW Ltd. Bermuda law permits a company's board of directors to be divided into classes with staggered terms of office. The APW Ltd. bye-laws provide for three classes of directors with staggered terms. The APW Ltd. bye-laws mandate that APW Ltd. have not less than three directors.

     Applied Power. Wisconsin law permits a company's board of directors to be divided into classes with staggered terms of office. While the Applied Power articles allow for staggered classes, Applied Power has chosen to elect all of its directors annually.

Removal of Directors; Vacancies

     APW Ltd. The APW Ltd. bye-laws provide that shareholders holding not less than one-tenth of the paid up share capital of APW Ltd. carrying the right to vote at general meetings may call a special meeting to consider removal of a director for cause. Notice of the meeting must be given to the director not less than 90 days before the meeting, and the director is entitled to be heard at the meeting. A director is removed if the motion received the affirmative vote of the holders of at least 75% of the votes cast at the meeting. Any vacancy created by the removal of a director at a special meeting may be filled at the meeting by the election of another director or, in the absence of an election, by the board of directors.

     Applied Power. Under Wisconsin law and the Applied Power by-laws, shareholders holding shares totaling more than 10% of the stock may require that the corporation call a special meeting and seek to remove directors, with or without cause. Any vacancy can be filled at the meeting or in the absence of an election, by the board of directors.

Meetings of Shareholders

     APW Ltd. Under Bermuda law, an annual general meeting must be held once every calendar year. A special general meeting of shareholders may be convened by a majority of the directors or chairman at any time and must be convened upon the request of shareholders holding not less than one-tenth of the paid up share capital of APW Ltd. carrying the right to vote at general meetings.

     Applied Power. Under Wisconsin law and Applied Power's by-laws, an annual meeting generally must be held each year. A special meeting may be called by the chairman or a majority of the board of directors, and the company is required to call a special meeting upon the written demand of shareholders holding 10% of the outstanding shares.

Action by Written Consent of Shareholders; Shareholder Resolutions

     APW Ltd. Action by written consent of shareholders is permitted in Bermuda, except for the purpose of removing an auditor or director before the expiration of his or her term of office. A written resolution must be signed by all shareholders entitled to attend and vote at a meeting. In addition, the APW Ltd. bye-laws provide that, unless a greater percentage is required by the Companies Act 1981 or by a specific bye-law provision, any matter proposed for consideration at any general meeting requires the affirmative vote of a majority of votes that may be cast by all shareholders to be approved.

     Applied Power. The Wisconsin Business Corporation Law provides that shareholders may take any action without a meeting by written consent only if the consent is signed by the holders of all the outstanding shares entitled to vote on that action, unless otherwise provided in the articles of incorporation. Applied Power's articles of incorporation do not permit shareholder action without a meeting by less than unanimous written consent.

Vote Required for Extraordinary Corporate Transactions

     APW Ltd. Bermuda law permits an amalgamation between two or more Bermuda exempted companies or between one or more Bermuda exempted companies and one or more foreign corporations subject, unless the bye-laws otherwise provide, to obtaining a majority vote of the shareholders of each company present and voting in person or by proxy at a meeting called for that purpose at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of the issued shares. Short form amalgamations are permitted between a holding company and one or more of its wholly owned subsidiary companies or between two or more wholly owned subsidiary companies of the same holding company subject to approval of the amalgamation by a resolution of the directors of each amalgamating company. The APW Ltd. bye-laws provide that an amalgamation requires the approval of a majority of three-fourths of votes cast at any shareholder's meeting, subject to specified quorum requirements.

     Applied Power. The Wisconsin Business Corporation Law and Applied Power's articles of incorporation require the affirmative vote of two-thirds of all outstanding shares entitled to vote thereon to effect a merger, a consolidation, a share exchange or the sale, lease or disposition of all or substantially all of the corporation's assets. In addition, under some circumstances, holders of shares of a class or series of a class are entitled to vote together and to vote as a separate class on the transaction.

Interested Director Transactions

     APW Ltd. The APW Ltd. bye-laws provide that a director may be a party to, or otherwise interested in, any transaction or arrangement with APW Ltd. or in which APW Ltd. is otherwise interested except that a director or director's firm, partner or such company can act as auditor of APW Ltd. So long as the director declares the nature of his or her interest in writing as required by the bye-laws and the Companies Act 1981, he or she will not be accountable to APW Ltd. for any benefit which he or she derives from a similar transaction or arrangement. For the purposes of the bye-laws, a director is deemed to have an interest in a transaction or arrangement with APW Ltd. if he or she is the holder of or is beneficially interested in 5% or more of any class of stock of a company with which APW Ltd. is proposing to enter into a transaction or arrangement.

     Applied Power. The Wisconsin Business Corporation Law provides that a transaction between a corporation and one or more of its directors is not voidable by the corporation solely for that reason if, after disclosure of material facts (unless those facts were known):
(1) the disinterested directors or a committee of disinterested directors approved or specifically ratified the transaction by a vote sufficient for such purpose without counting the vote of any interested director, or, if the vote of disinterested directors is insufficient to constitute an act of the board under Wisconsin law, by the unanimous vote of the disinterested directors; or
(2)  the transaction is approved by a vote of the shareholders; or
(3)  the transaction is fair to the corporation.

Business Combination and Anti-takeover Provisions

     APW Ltd. The Companies Act 1981 does not contain any business combination or antitakeover statute similar to the Wisconsin statutes described below. However, APW Ltd.'s bye-laws contain corresponding provisions.

     Applied Power.   Sections 180.1140 to 180.1144 of the Wisconsin Business
Corporation Law (the "Wisconsin Business Combination Statute") regulate a broad range of "business combinations" between a "resident domestic corporation" and an "interested stockholder." The Wisconsin Business Combination Statute defines a "business combination" to include: a merger or share exchange; a sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the company or 10% of its earning power; the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock; the adoption of a plan of liquidation; and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if:
(1) the board of directors approved the acquisition of the stock prior to the acquisition date;
(2) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or
(3) the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

     The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a "resident domestic corporation" (a "Section 180.1130 business combination") are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder," with respect to a resident domestic corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. A Section
180.1130 business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:
  . the aggregate value of the per share consideration is equal to the highest of
     (a) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination,
     (b) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or
     (c) the highest liquidation or dissolution distribution to which holders of the shares would be entitled, and
  . either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

     Under Section 180.1150 (the "Wisconsin Control Share Statute") of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a "resident domestic corporation," held by any person (including two or more persons acting as a group) in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. As discussed above, APW Ltd.'s bye-laws include a provision similar to the Wisconsin Control Share Statute.

     Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation such as APW Ltd., the approval of the holders of a majority of the shares entitled to vote is required before the corporation can take certain action while a takeover offer is under way or after a takeover offer has been publicly announced and before it is concluded. Shareholder approval is required if the corporation desires to:
 .   acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or
 .   sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

These restrictions above may have the effect of deterring a shareholder from acquiring shares with the goal of seeking to have the corporation repurchase such shares at a premium over the market price.

Shareholder Suits

     APW Ltd. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to begin an action in the name of APW Ltd. to remedy a wrong done to APW Ltd.:
     (1) where the act complained of is alleged to be beyond the corporate power of APW Ltd. or illegal or would result in a violation of APW Ltd.'s memorandum of association or bye-laws;
     (2) where the act complained of is alleged to constitute a fraud against the minority shareholders; or
     (3) where an act requires approval by a greater percentage of our shareholders than actually approved it.

     There is also a statutory remedy under Section 111 of the Companies Act, which provides that a shareholder may seek redress of the court as long as he or she can establish that the company's affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some of the shareholders, including himself.

     Applied Power. Under Wisconsin law, a shareholder may institute a lawsuit against one or more directors, either on his or her own behalf, or derivatively on behalf of the corporation.

Dissenters' Rights

     APW Ltd. Under Bermuda law a dissenting shareholder of a company participating in an amalgamation, other than an amalgamation between a company and its wholly owned subsidiary or between two or more wholly owned subsidiaries
of the same holding company, [             ] may, in specified circumstances,
receive cash or other consideration in the amount of the fair value of the shareholder's shares as determined by a court, instead of the consideration he or she would otherwise receive in the amalgamation.

     Applied Power. The Wisconsin Business Corporation Law grants dissenters' rights to shareholders, which are rights to receive payment of the fair value of one's shares determined by judicial appraisal, in the case of specified mergers or consolidations, a sale of all or substantially all of the corporation's assets and, in the case of a shareholder whose shares would be adversely affected, specified amendments to the articles of incorporation. The right to receive payment of the fair value is not available, however,

     (1)  to a shareholder of the surviving corporation in a merger, unless
          (A) the articles of amendment alters or abolishes any preferential rights of the shares having preferences; or
          (B) creates, alters or abolishes any provision or right in respect of the redemption of the shares or any sinking fund for the redemption or purchase of the shares; or
          (C) alters or abolishes any preemptive right of the holder to acquire shares or other securities; or
          (D) excludes or limits the right of the holder to vote on any matter, except as that right may be limited by the voting rights given to new shares then being authorized of any existing or new class;

     (2) to a shareholder of the parent corporation in a merger between the parent and subsidiary corporation of which the parent owns at least 90% of the outstanding shares; or

     (3) to a shareholder for the shares that were listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc. on the record date for the related meeting.

Dividends

     APW Ltd. The APW Ltd. bye-laws provide that the board of directors may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests, including any interim dividends that appear to the board of directors to be justified. The board of directors must be satisfied on reasonable grounds that at the time when the dividends are declared and at the time when the dividends are paid, APW Ltd. is, and would after the payment be, able to pay its debts as they fall due and that the realizable value of APW Ltd.'s assets would not be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

     Applied Power. Under the Wisconsin Business Corporation Law, a corporation may declare and pay dividends on its outstanding shares except when the corporation is insolvent (meaning that either (a) the corporation is not able to pay its debts as they become due in the ordinary course of business, or (b) that the corporation's total assets would be less than its total liabilities plus certain preferential rights upon dissolution) or would be made insolvent upon payment of the dividends or when the declaration, payment or distribution would be contrary to any restrictions contained in the articles of incorporation.

Voting

     APW Ltd. The APW Ltd. bye-laws contain restrictions on voting shares if a holder owns more than a specified percentage of the voting power. There is no provision for cumulative voting. See "Description of APW Ltd. Capital Stock--Voting and Transfer Restrictions" for detailed information.

     Applied Power. The Applied Power articles of incorporation and by-laws contain no similar restriction on voting. However, Wisconsin law applicable to Applied Power does apply a similar limit under the Wisconsin Control Share Statute discussed above. There is no provision for cumulative voting.

Preemptive Rights

     APW Ltd. Bermuda law does not require that preemptive rights be provided for in the bye-laws of the company. Preemptive rights may exist by contractual arrangement or pursuant to the terms of issuance of the shares. The APW Ltd. bye-laws do not contain any provision concerning preemptive rights, nor has APW Ltd. entered into any agreement or arrangement granting preemptive rights.

     Applied Power. The Applied Power restated articles of incorporation state that no holder of shares of Applied Power of any class or series, now authorized or authorized in the future, will have any preemptive rights.

Amendments to Corporate Governance Documents

     APW Ltd. Amendments to the memorandum of association or to the bye-laws of a Bermuda company must be submitted to a general meeting of the shareholders and will be effective only to the extent approved by the shareholders at that meeting and, in respect of certain amendments to a company's memorandum of association, by the Bermuda Minister of Finance. The APW Ltd. bye-laws provide that the bye-laws may be amended by resolution of a majority of not less than 75% of the votes cast.

     Applied Power. The Wisconsin Business Corporation Law generally provides that amendments to a corporation's articles of incorporation must be proposed by the board of directors and approved by the shareholders by a majority of the votes cast by each voting group (class or series of shares) entitled to vote thereon, if a quorum exists, unless a greater proportion is required by law or the corporation's articles or bylaws. Neither Applied Power's articles of incorporation nor its by-laws provide for a greater voting proportion. Under the Wisconsin Business Corporation Law, certain insignificant amendments to the articles of incorporation may be made by Applied Power's board of directors without shareholder approval.

Limitations on Directors' Liability and Indemnification

     APW Ltd. See "Liability and Indemnification of Directors and Officers," below, for a discussion of Bermuda law and APW Ltd.'s bye-law provisions concerning indemnification.

     Applied Power. The Wisconsin Business Corporation Law and Applied Power's by-laws provide for mandatory indemnification of a director or officer against certain liabilities and expenses if the director or officer was a party to a proceeding because of his or her status as such:
     (a) to the extent such director or officer is successful on the merits or otherwise in the defense of a proceeding (whether brought derivatively or by a third party) and
     (b) in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined that the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes:
          (1) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;
          (2) a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;
          (3) a transaction from which the director or officer derived an improper personal profit; or
          (4) willful misconduct.

The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent otherwise required or permitted under the Wisconsin Business Corporation Law. Applied Power's by-laws also require payment of a director's or officer's litigation expenses as incurred, subject to certain conditions.

     Consistent with the Wisconsin Business Corporation Law, Applied Power's by-laws provide that, after receipt of a written request, the corporation shall indemnify a director or officer, to the extent he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of Applied Power. In other cases, Applied Power must indemnify a director or officer against all liabilities and expenses incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of Applied Power.

Rights of Inspection

     APW Ltd. Bermuda law provides the public with a right of inspection of a Bermuda company's public documents at the office of the Registrar of Companies in Bermuda and provides a Bermuda company's shareholders with a right of inspection of the company's bye-laws, minutes of general shareholder meetings and audited financial statements. The register of shareholders is also open to inspection by shareholders free of charge and, upon payment of a small fee, by any other person. A Bermuda company is required to maintain its share register in Bermuda, but if it is a public company, it may establish a branch register outside Bermuda. A Bermuda company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Applied Power. By contrast, under the Wisconsin Business Corporation Law, in order to inspect and copy the corporate records of a corporation, including the shareholder list, a shareholder must have been a shareholder of the corporation for at least six months before making a demand or the shareholder must hold at least 5% of the outstanding shares of the corporation. A shareholder's demand must also be made for a proper purpose. In addition, under the Wisconsin Business Corporation Law, all shareholders (regardless of how long they have owned stock) may, upon written demand, inspect and, subject to satisfying the proper purpose requirement, copy the shareholder list during the period beginning two business days after the notice of a meeting of shareholders is given and continuing to the date of the meeting, and any shareholder may inspect the list at any time during the meeting.

Repurchase of Untraced Shares

     APW Ltd. The APW Ltd. bye-laws provide that APW Ltd. will be entitled to repurchase its own shares in accordance with the Companies Act 1981.

     Applied Power. The Applied Power by-laws do not contain any similar provision regarding untraced shares.

Rights Agreement

     APW Ltd. APW Ltd. has adopted a rights agreement, dated ______________, between APW Ltd. and Firstar Bank, N.A. which contains provisions that may delay, defer or prevent a change of control of APW Ltd.

     Applied Power.  Applied Power has not adopted a shareholder rights plan.

Listing

     APW Ltd. APW Ltd. common stock will trade on the New York Stock Exchange on a "when issued" basis beginning _______, 2000, under the symbol "APW."

     Applied Power. Applied Power common stock is currently listed on the New York Stock Exchange, and the common stock of API/Actuant will continue to be listed after the Distribution under the symbol "ATU."

Dividends and Distributions Upon Liquidation

     Applied Power and APW Ltd. Under both the articles of incorporation of Applied Power and Bermuda statutory provisions applicable to APW Ltd., subject to the prior rights and preferences of any issued and outstanding shares of preferred stock, such dividends as may be determined by the respective board of directors may be declared and paid on the common stock from time to time out of any funds legally available therefor. In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in the corporate assets, if any, remaining after the payment of all debts and liabilities, subject to the prior rights of the holders of any authorized series of preferred stock.

Statutory Shareholder Liability

     APW Ltd. APW Ltd. has no provision imposing personal liability on shareholders who have paid their share subscriptions in full.

     Applied Power. Wisconsin law as judicially interpreted makes shareholders personally liable for debts owed to employees for services performed, but not exceeding six months' service in any one case.

Director and Officer Discretion

     Applied Power. The Wisconsin Business Corporation Law provides than an officer or director, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, may consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent, in addition to considering the effects of any action on shareholders.

     APW Ltd.   Bermuda law has no comparable provision.


            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitations on Liability of Directors

     The APW Ltd. bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of APW Ltd., against any director of APW Ltd. on account of any action taken by any director, or the failure of any director to take any action in the performance of his or her duties with or for APW Ltd.; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of a director.

Indemnification and Insurance

     The bye-laws of APW Ltd. provide for indemnification of APW Ltd.'s officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of APW Ltd. to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act of 1981 as in effect from time to time in Bermuda.

     The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from
liability is granted to him or her by the court.   However, the Companies Act
also states that any provision, whether contained in APW Ltd.'s bye-laws or in a contract or arrangement between APW Ltd. and the director, indemnifying a director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

     The directors and officers of APW Ltd. also are covered by directors' and officers' insurance policies maintained by APW Ltd.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     APW Ltd. anticipates that PricewaterhouseCoopers LLP will be its independent auditors following the Distribution.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     APW Ltd. has filed with the SEC a registration statement, of which this Information Statement constitutes a part, under the Securities Act of 1934 with respect to the APW Ltd. common stock that will be received by Applied Power shareholders in the Distribution. This Information Statement does not contain all of the information set forth in the registration statement. Also, the summaries herein of the material terms of certain contracts and other documents related to the reorganization of Applied Power and APW Ltd. and to the Distribution may not contain all of the information that is important to you. In each case where a copy of the contract or document has been filed as an exhibit to the registration statement, please refer to the registration statement exhibit.

     You may read and copy all or any portion of the registration statement at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549 upon payment of the applicable fees. Please call the SEC at 1-800-SEC-0330 for more information about reference rooms. You may also visit the SEC's web site, http://www.sec.gov, to view reports, proxy and information statements, and other information regarding registrants, such as APW Ltd. and Applied Power, that file electronically with the SEC. Upon completion of the Distribution, APW Ltd. will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and so will file period reports, proxy statements and other information with the SEC. These filings will be available for inspection and copying at the SEC's public reference rooms and at the SEC's web site.

INDEX TO COMBINED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

INDEX TO COMBINED FINANCIAL STATEMENTS                                      Page
--------------------------------------                                      ----
   Report of Independent Accountants........................................ F-1

   Combined Statements of Earnings
        For the years ended August 31, 1997, 1998 and 1999;
        and the six months ended February 28, 1999 (unaudited)
        and February 29, 2000 (unaudited)................................... F-2

   Combined Balance Sheets
        As of August 31, 1998 and 1999; and February 29, 2000 (unaudited)... F-3

   Combined Statements of Equity and Comprehensive Income
        For the years ended August 31, 1997, 1998 and 1999;
        and the six months ended February 29, 2000 (unaudited).............. F-4

   Combined Statements of Cash Flows
        For the years ended August 31, 1997, 1998 and 1999;
        and the six months ended February 28, 1999 (unaudited)
        and February 29, 2000 (unaudited)................................... F-5

   Notes to Combined Financial Statements................................... F-6

INDEX TO FINANCIAL STATEMENT SCHEDULE
-------------------------------------

   Report of Independent Accountants on Financial Statement Schedule........ F-22

   Schedule II - Valuation and Qualifying Accounts.......................... F-23

All other schedules are omitted because they are not applicable, not required or because the required information is included in the combined financial statements or notes thereto.

Report of Independent Accountants
---------------------------------

To the Shareholders and Directors of Applied Power Inc.:

     In our opinion, the accompanying combined balance sheets and the related combined statements of earnings, equity and comprehensive income, and cash flows present fairly, in all material respects, the combined financial position of APW Ltd. (the Company) at August 31, 1998 and 1999, and the combined results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 20, 2000

                                   APW LTD.
                        COMBINED STATEMENTS OF EARNINGS
                            (Dollars in Thousands)


                                                                                                      Six Months Ended
                                                              Years Ended August 31,             ---------------------------
                                                     ---------------------------------------       February       February
                                                       1997           1998           1999          28, 1999       29, 2000
                                                     ---------      --------      ----------      -----------    -----------
                                                                                                  (Unaudited)    (Unaudited)
Net sales                                             $375,318      $593,210      $1,055,338       $513,240        $566,216
Cost of products sold                                  228,645       399,122         763,585        373,388         416,517
                                                      --------      --------      ----------       --------       ---------
        Gross profit                                   146,673       194,088         291,753        139,852         149,699

Engineering, selling and administrative expenses        84,847       126,536         187,991         91,415          91,859
Amortization of intangible assets                        3,042         7,771          20,876          9,708          11,842
Corporate reorganization expenses                            -             -               -              -           2,162
Restructuring charges                                        -        11,111               -              -               -
Merger related expenses                                      -         5,195               -              -               -
                                                      --------      --------      ----------       --------       ---------
        Operating earnings                              58,784        43,475          82,886         38,729          43,836

Other expense (income)
        Net financing costs                              9,518        16,623          52,857         23,579          23,567
        Gain on life insurance policy                        -          (957)              -              -               -
        Gain on sale of building                             -        (5,496)              -              -               -
        Other - net                                     (1,329)       (2,201)         (1,786)        (1,281)          1,353
                                                      --------      --------      ----------       --------       ---------

Earnings before income tax expense                      50,595        35,506          31,815         16,431          18,916

Income tax expense                                      18,899        17,159          11,390          5,413           7,972
                                                      --------      --------      ----------       --------       ---------

Net earnings before extraordinary item                  31,696        18,347          20,425         11,018          10,944

Extraordinary loss on early retirement of debt,
        net of income tax benefit of $1,250                  -             -               -              -          (2,083)
                                                      --------      --------      ----------       --------       ---------

Net earnings                                          $ 31,696      $ 18,347      $   20,425       $ 11,018       $   8,861
                                                      ========      ========      ==========       ========       =========

   The accompanying notes are an integral part of these financial statements

                                   APW LTD.
                            COMBINED BALANCE SHEETS
                            (Dollars in Thousands)

                                                                   August 31,
                                                           -------------------------          February 29,
                                                            1998             1999                2000
                                                           --------       ----------          ------------
                                                                                              (Unaudited)
ASSETS
------
Current assets
     Cash and cash equivalents                             $  1,280       $   15,002          $      250
     Accounts receivable, net                                92,930          101,765              98,656
     Inventories                                             78,989          106,794             130,599
     Prepaid expenses                                         6,735            5,710              10,482
     Deferred income taxes                                   12,347            8,496               7,517
                                                           --------       ----------          ----------
          Total current assets                              192,281          237,767             247,504

Property, plant and equipment                               230,326          357,393             371,591
     Less:  Accumulated depreciation                        (82,437)        (162,489)           (176,744)
                                                           --------       ----------          ----------
            Net property, plant and equipment               147,889          194,904             194,847

Goodwill, net                                               336,525          687,256             682,612
Other intangibles, net                                       12,352           11,631              11,154
Other assets                                                 54,763           48,420              48,385
                                                           --------       ----------          ----------
          Total assets                                     $743,810       $1,179,978          $1,184,502
                                                           ========       ==========          ==========
LIABILITIES AND EQUITY
----------------------
Current liabilities
     Short-term borrowings                                 $ 30,804       $    3,207          $    5,904
     Trade accounts payable                                  77,897          105,154             102,840
     Accrued compensation and benefits                       19,848           26,749              24,449
     Income taxes payable                                    15,775           37,295              38,108
     Other current liabilities                               38,068           58,749              49,036
                                                           --------       ----------          ----------
          Total current liabilities                         182,392          231,154             220,337

Long-term debt                                              337,008          725,579             674,885
Deferred income taxes                                         7,016            8,149               8,149
Other deferred liabilities                                   20,047           42,260              44,476

Equity
     Combined equity                                        199,449          183,328             245,445
     Accumulated other comprehensive income                  (2,102)         (10,492)             (8,790)
                                                           --------       ----------          ----------
        Total equity                                        197,347          172,836             236,655
                                                           --------       ----------          ----------
        Total liabilities and equity                       $743,810       $1,179,978          $1,184,502
                                                           ========       ==========          ==========

The accompanying notes are an integral part of these financial statements

                                   APW LTD.
                         COMBINED STATEMENTS OF EQUITY
                           AND COMPREHENSIVE INCOME
                            (Dollars in Thousands)

                                                           Years Ended August 31, 1997, 1998 and 1999 and
                                                             Six Months Ended February 29, 2000 (unaudited)
                                                           ------------------------------------------------
                                                                               Accumulated
                                                                                   Other
                                                             Combined          Comprehensive            Total
                                                              Equity              Income                Equity
                                                              --------         -------------          ---------
Balance at September 1, 1996                                  $ 85,292            $   (900)            $ 84,392
     Net earnings for the year                                  31,696                                   31,696
     Currency translation adjustments                                                3,010                3,010
                                                                                                       --------
          Total comprehensive income                                                                     34,706
                                                                                                       --------
     Investments by (distributions to)
          Applied Power Inc., net                               (4,883)                                  (4,883)
                                                              --------            --------             --------
Balance at August 31, 1997                                     112,105               2,110              114,215
     Net earnings for the year                                  18,347                                   18,347
     Currency translation adjustments                                               (4,212)              (4,212)
                                                                                                       --------
          Total comprehensive income                                                                     14,135
                                                                                                       --------
     Investments by (distributions to)
          Applied Power Inc., net                               68,997                                   68,997
                                                              --------            --------             --------
Balance at August 31, 1998                                     199,449              (2,102)             197,347
     Net earnings for the year                                  20,425                                   20,425
     Currency translation adjustments                                               (8,390)              (8,390)
                                                                                                       --------
          Total comprehensive income                                                                     12,035
                                                                                                       --------
     Investments by (distributions to)
          Applied Power Inc., net                              (36,546)                                 (36,546)
                                                              --------            --------             --------
Balance at August 31, 1999                                     183,328             (10,492)             172,836
     (Unaudited)
     Net earnings for the six month period                       8,861                                    8,861
     Currency translation adjustments                                                1,702                1,702
                                                                                                       --------
          Total comprehensive income                                                                     10,563
                                                                                                       --------
     Investments by (distributions to)
          Applied Power Inc., net                               53,256                                   53,256
                                                              --------            --------             --------
Balance at February 29, 2000 (Unaudited)                      $245,445            $ (8,790)            $236,655
                                                              ========            ========             ========


   The accompanying notes are an integral part of these financial statements

                                   APW LTD.
                       COMBINED STATEMENTS OF CASH FLOWS
                            (Dollars in Thousands)

                                                                                                            Six Months Ended
                                                                    Years Ended August 31,             ---------------------------
                                                           ---------------------------------------      February 28,   February 29,
                                                             1997           1998           1999             1999           2000
                                                           ---------      --------      ----------      -----------    -----------
Operating activities                                                                                    (Unaudited)    (Unaudited)
  Net earnings                                             $  31,696     $  18,347     $  20,425         $  11,018      $  8,861
  Adjustments to reconcile net earnings
     to net cash provided by operating activities:
   Depreciation and amortization                              11,322        23,007        50,942            25,988        29,115
   Gain from sale of assets                                     (511)       (7,244)         (805)                -             -
   Provision for deferred income taxes                         1,133        (4,000)        4,649                 -             -
   Restructuring and other one-time charges, net of
     income tax benefit                                            -        21,119             -                 -             -
   Extraordinary loss on early retirement of debt                  -             -             -                 -         3,333
   Changes in operating assets and liabilities, excluding
     the effects of business acquisitions and disposals:
              Accounts receivable                            (11,220)       (1,439)          741             1,960         3,651
              Inventories                                    (10,110)       (2,622)        3,390           (10,012)      (21,005)
              Prepaid expenses and other assets                 (747)       (5,992)       (2,625)            6,713        (3,579)
              Trade accounts payable                           3,145         4,172        27,640           (15,305)       (2,176)
              Other liabilities                                3,574        14,943        (9,266)            8,875       (10,927)
                                                           ----------    ----------    ----------        ----------     ---------
Net cash provided by operating activities                     28,282        60,291        95,091            29,237         7,273

Investing activities
   Proceeds on sale of property, plant and equipment           1,577         7,933         9,571             2,569           211
   Additions to property, plant and equipment                (17,729)      (31,613)      (43,017)          (20,298)      (18,139)
   Business acquisitions, net of cash acquired               (76,951)     (290,319)     (401,891)         (382,125)      (10,687)
                                                           ----------    ----------    ----------        ----------     ---------
Net cash used in investing activities                        (93,103)     (313,999)     (435,337)         (399,854)      (28,615)

Financing activities
   Investments by (distributions to) Applied Power Inc.,
     net, including debt allocations                          64,051       249,238       340,599           351,627        52,347
   Net principal payments on long-term debt                        -             -       (24,004)           (7,580)      (45,297)
   Additional receivables financed                             7,716        14,301        37,079            28,051          (820)
   Pre-funding of trusts and other                                 -       (17,801)          900                 -             -
                                                           ----------    ----------    ----------        ----------     ---------
Net cash provided by financing activities                     71,767       245,738       354,574           372,098         6,230

Effect of exchange rate changes on cash                          244           201          (606)              108           360
                                                           ----------    ----------    ----------        ----------     ---------
Net increase (decrease) in cash and cash equivalents           7,190        (7,769)       13,722             1,589       (14,752)

Cash and cash equivalents - beginning of year                  1,859         9,049         1,280             1,280        15,002
                                                           ----------    ----------    ----------        ----------     ---------
Cash and cash equivalents - end of year                    $   9,049     $   1,280     $  15,002         $   2,869      $    250
                                                           =========      ==========     ==========      ==========     =========

   The accompanying notes are an integral part of these financial statements

                                   APW LTD.
                    NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 - Distribution Transaction and Description of Business
-------------------------------------------------------------

On January 26, 2000, Applied Power Inc's. (Applied Power) board of directors authorized various actions intended to put Applied Power in a position to distribute its Electronics business segment (APW Ltd.) to its shareholders. In the Distribution, Applied Power shareholders will receive one share of APW Ltd. common stock for each share of Applied Power common stock held in the form of a special dividend, and as a result, APW Ltd. will become a separately traded, publicly held company. As part of the Distribution, APW Ltd. will be converted to a Bermuda corporation.

APW Ltd. is a leading global provider of electronics manufacturing services
(EMS) focused on the rapidly growing integrated electronic enclosure systems market. Operating in over 50 locations in North America, Europe and Asia, APW Ltd. supplies electronic enclosures, power supplies, thermal systems, backplanes and cabling, either as individual standard products, or as integrated custom systems or technical environments, incorporating APW Ltd.'s product design, supply chain management, manufacturing, assembly, testing and drop-shipping capabilities. In addition, APW Ltd. provides design, integration and logistic capabilities to its customers. APW Ltd.'s products are used by industry leading OEM's in the datacom, networking, telecommunication, semiconductor equipment, ATM, medical, electronic and manufacturing industries.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Presentation: The accompanying combined financial statements have been prepared on a basis which reflects the historical financial position, results of operations and cash flows of APW Ltd. For all periods presented, the presentation assumes that the Electronics businesses of Applied Power expected to be contributed to APW Ltd. in connection with the Distribution were organized as a separate legal entity. Generally, only assets and liabilities of the ongoing Applied Power Electronics business segment expected to be transferred to APW Ltd. prior to the Distribution were included in the Combined Balance Sheets. In addition, the combined financial statements of APW Ltd. include allocations of certain Applied Power corporate assets, liabilities and expenses as discussed below.

The financial statements assume that Applied Power has provided certain general and administrative services to APW Ltd. including administration, finance, legal, tax, treasury, information systems, corporate communications and human resources. The cost for these services has been allocated to APW Ltd. by Applied Power based upon a formula that includes sales, operating profit, assets and headcount. Management of Applied Power believes that the allocation of cost for these services is reasonable. These allocations were $7.1 million, $9.8 million and $7.4 million in 1997, 1998 and 1999, respectively, and $3.7 million for the six month periods ended February 28, 1999 (unaudited) and February 29, 2000 (unaudited), respectively. After the Distribution, APW Ltd. will be required to perform these general and administrative services using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a public company. Certain assets and liabilities related to the above general and administrative services have been allocated by Applied Power to APW Ltd. on a basis consistent with the related expenses.

Applied Power's historical practice has been to incur indebtedness for its consolidated businesses at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts include debt and related interest expense allocated to APW Ltd. from Applied Power based on the portion of Applied Power's investment in APW Ltd. which is deemed to be debt. This allocation is generally based upon a cash flow model which details the historical uses of debt proceeds by APW Ltd. and the deemed debt repayments by APW Ltd. based on free cash flow. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable.

The allocation methodology followed in preparing the combined financial statements may not necessarily reflect the results of operations, cash flows, or financial position of APW Ltd. in the future, or what the results would have been had APW Ltd. been a separate, stand-alone public entity for all periods presented.

Principles of Combination: The combined financial statements of APW Ltd. include the accounts of the related Electronics businesses of Applied Power. All significant interdivisional balances, transactions and profits have been eliminated in combination.

Unaudited Interim Financial Statements: The accompanying interim combined statements of earnings and cash flows for the six months ended February 28, 1999 and February 29, 2000, the combined statement of equity and comprehensive income for the six months ended February 29, 2000, and the combined balance sheet as of February 29, 2000, have not been audited. However, they have been prepared in conformity with the accounting principles stated in the audited financial statements for the years ended August 31, 1997, 1998, and 1999. In the opinion of management, all adjustments have been made, including normal recurring adjustments, that are necessary to present fairly the unaudited interim combined financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

Cash Equivalents: APW Ltd. considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. Cost is determined using principally the first-in, first-out or average cost methods for APW Ltd. inventories.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated over the estimated useful lives of the assets, ranging from two to thirty years, under the straight-line method for financial reporting purposes and either the straight-line or regulatory methods for income tax purposes. Capital leases and leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. Expenditures for maintenance and repairs not expected to extend the useful life of an asset beyond its normal useful life are expensed as incurred.

Goodwill and Other Intangible Assets: Goodwill is amortized on a straight-line basis over periods of fifteen to forty years. Other intangible assets, consisting primarily of purchased patents, trademarks and noncompete agreements, are amortized over periods from two to forty years. APW Ltd. periodically evaluates the carrying value of goodwill and other intangible assets. Impairment of goodwill, if any, is measured on the basis of whether anticipated undiscounted operating cash flows generated by the underlying assets exceeds the recorded goodwill. No impairment of goodwill was indicated for all periods presented.

Revenue Recognition: Revenues and costs of products sold are recognized as the related products are shipped.

Research and Development Costs: Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products totaled approximately $0.9 million, $2.7 million and $5.5 million in fiscal 1997, 1998 and 1999, respectively.

Financing Costs: Net financing costs represent APW Ltd.'s allocated portion of amounts incurred by Applied Power for interest expense, financing fees, amortization of debt financing costs and accounts receivable financing costs, net of interest and investment income earned. See Basis of Presentation for discussion of debt and interest allocation.

Income Taxes: APW Ltd. is included in the consolidated U.S. income tax return of Applied Power. Therefore, the provision for income taxes of APW Ltd. has been calculated as if APW Ltd. was a stand-alone corporation filing a separate tax return. APW Ltd. uses the liability method to record deferred income tax assets and liabilities relating to the expected future income tax consequences of transactions that have been recognized in APW Ltd.'s financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. For further information, see Note 13 - "Income Taxes."

Earnings Per Share: Historical earnings per share have not been presented as APW Ltd. was operated as a division of Applied Power and had no outstanding stock.

Foreign Currency Translation: A significant portion of APW Ltd.'s sales, income and cash flow is derived from its international operations. The financial position and the results of operations of APW Ltd.'s foreign operations are measured using the local or regional currency of the countries in which they operate and are translated into U.S. dollars. Revenues and expenses of foreign subsidiaries are translated into U.S. dollars at the average exchange rate effective during the fiscal year. Although the effects of foreign currency fluctuations are mitigated by the fact that expenses of foreign subsidiaries are generally incurred in the same currencies in which the sales are generated, the reported results of operations of APW Ltd.'s foreign subsidiaries are affected by changes in foreign currency exchange rates and, as compared to prior periods, will be higher or lower depending on the weakening or strengthening of the U.S. dollar. In addition, a portion of APW Ltd.'s net assets are based in its foreign subsidiaries and are translated into U.S. dollars at the foreign currency rate in effect at the end of each period. Accordingly, APW Ltd.'s equity and comprehensive income will fluctuate depending upon the strengthening or weakening of the U.S. dollar versus other currencies. Such currency translation amounts constitute the balance of accumulated other comprehensive income in the accompanying Combined Balance Sheets. Net gains resulting from foreign currency transactions, included in "Other - net" in the Combined Statements of Earnings, amounted to $0.3 million, $0.8 million and $0.8 million for the years ended August 31, 1997, 1998 and 1999, respectively.

Foreign Currency Hedging and Derivative Financial Instruments: Borrowings under long-term foreign currency loans are used to partially hedge against declines in the value of net investments in certain foreign subsidiaries. APW Ltd. also periodically enters into foreign currency contracts to hedge certain exposures related to selected transactions. APW Ltd. had no foreign currency contracts in place at August 31, 1999.

Derivative financial instruments are primarily utilized by APW Ltd. to manage risks associated with interest rate market volatility and foreign exchange exposures. APW Ltd. does not hold or issue derivative financial instruments for trading purposes. APW Ltd. currently holds only interest rate swap agreements. For interest rate swap agreements, the differential to be paid or received is accrued monthly as an adjustment to interest expense. APW Ltd. also utilizes foreign currency forward contracts to hedge existing foreign exchange exposures. Gains and losses resulting from these instruments are recognized in the same period as the underlying transaction. Gains relating to terminations of qualifying hedges are deferred and recognized in income at the same time as the underlying hedged transactions.

Fair Value of Financial Instruments: The fair value of APW Ltd.'s cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and other long-term debt approximated book value as of August 31, 1998 and 1999 due to their short-term nature and the fact that the interest rates approximated year-end market rates of interest. The fair value of debt instruments is calculated by discounting the cash flow of such obligations using the market interest rates for similar instruments.

Use of Estimates: The financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years presented. They also affect the disclosure of contingencies. Actual results could differ from those estimates and assumptions.

New Accounting Pronouncements: In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and was effective for all fiscal years beginning after June 15, 1999. SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and will now be effective for fiscal years beginning after June 15, 2000, with early adoption permitted. SFAS No. 133, as amended, requires APW Ltd. to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Upon adoption, APW Ltd. will be required to report derivative and hedging instruments at fair value in the balance sheet and recognize changes in the fair value of derivatives in net earnings or other comprehensive income, as appropriate. This Statement will be effective for APW Ltd.'s fiscal year 2001 first quarter financial statements and restatement of prior years will not be permitted. Given APW Ltd.'s current derivative and hedging activities, the Statement is not expected to have a material effect on its financial position or results of operations.

Note 3 - Mergers and Acquisitions
---------------------------------

Six Months Ended February 29, 2000 -
Acquisitions -
On January 28, 2000, APW Ltd., through a wholly-owned subsidiary, acquired all of the outstanding stock of Metalade of Pennsylvania, Inc. ("Metalade"). Metalade specializes in metal fabrication relating to electronic enclosures.
The total purchase price of this acquisition totaled $8.7 million, including fees and expenses, plus future consideration not to exceed $5.0 million based on future achieved sales levels. The acquisition was funded by borrowings under current Applied Power credit facilities. The acquisition has been accounted for using the purchase method and the results of operations of Metalade are included in the Combined Statements of Earnings from the acquisition date. Preliminary allocations of the purchase price resulted in approximately $6.7 million of goodwill.

Fiscal 1999 -
Acquisitions
On September 29, 1998, APW Ltd., through its wholly-owned subsidiary, APW Enclosure Systems Limited, accepted for payment all shares of Rubicon Group plc ("Rubicon") common stock which had been tendered pursuant to the APW Enclosure Systems Limited tender offer (with a guaranteed loan note alternative) for all outstanding shares of common stock at 2.35 pounds sterling per share and all outstanding cumulative preference shares at 0.50 pounds sterling per share. The tendered common shares accepted for payment exceeded 90% of the outstanding common shares on October 8, 1998, and APW Enclosure Systems Limited invoked Section 429 of the UK Companies Act of 1985, as amended, to acquire the remaining outstanding common shares of Rubicon. APW Enclosure Systems Limited now owns all of the common shares of Rubicon. Rubicon is a leading provider of electronic manufacturing services and engineered magnetic solutions to major OEMs in the information technology and telecommunication industries. Cash paid for Rubicon totaled $371.5 million, with the purchase price allocation resulting in $340.6 million of goodwill. Funds for the acquisition were provided through Applied Power's revolving credit facility. The acquisition was recorded using the purchase method of accounting. The operating results of Rubicon subsequent to September 29, 1998 are included in the Combined Statements of Earnings.

In June 1999, APW Ltd., through a wholly-owned subsidiary, acquired all of the outstanding stock of Innovative Metal Fabrication, Inc. ("Innovative"). Innovative designs and manufactures technical environments used in electronic assembly operations, as well as electronic gaming enclosures, in Grass Valley, CA and Austin, TX. In May 1999, the APW Ltd. also acquired certain assets of Connector Technology, Inc. ("CTI") of Anaheim, CA. CTI manufactures custom backplanes and was integrated with APW Ltd.'s Electronic Solutions business unit. The total purchase price of the combined Innovative and CTI acquisitions totaled approximately $13.0 million, including fees and expenses, and was funded by borrowings under existing Applied Power credit facilities. Both acquisitions have been accounted for using the purchase method and the results of operations of the acquired companies are included in the Combined Statements of Earnings from their respective acquisition dates. Preliminary allocations of the purchase price resulted in approximately $7.4 million of goodwill.

Fiscal 1998 -
Merger
On July 31, 1998, shareholders of Applied Power voted to approve the merger of a newly created subsidiary of Applied Power into ZERO Corporation (ZERO). The Merger was completed after the approval of the shareholders of Applied Power and ZERO at their respective special shareholder meetings. Under the terms of the Merger Agreement, ZERO stockholders received 0.85 of a share of Applied Power's Common Stock for each share of ZERO Common Stock. Applied Power issued approximately 10.6 million shares of its common stock in exchange for all outstanding common stock of ZERO Corporation and assumed outstanding options to purchase ZERO common stock that were converted into options to purchase approximately 0.6 million shares of Applied Power's common stock pursuant to the terms of the Merger. This equates to a purchase price of approximately $386 million based on the July 30, 1998 closing stock price of Applied Power. ZERO's primary business is protecting electronics. ZERO's system packaging, thermal management and engineered cases serve the telecommunication, instrumentation and data-processing markets. ZERO also produces the line of ZERO Halliburton(R) cases for consumers worldwide and cargo containers and proprietary loading systems to the airline industry. The Merger has been accounted for using the pooling of interests method of accounting, and, therefore, the financial statements of APW Ltd. reflect the combined financial position, operating results and cash flows of Applied Power's Electronics businesses and ZERO's Electronics businesses as if they had been combined for all periods presented.

Prior to the merger, ZERO had a March 31 fiscal year end. APW Ltd.'s historical results for the year ended August 31, 1998 have been combined using an August 31 year end for both ZERO's and Applied Power's Electronics Businesses. For all years preceding the merger, APW Ltd.'s results of operations and financial position reflect the combination of ZERO's Electronics Businesses with a March 31 fiscal year end and Applied Power's Electronics Businesses with an August 31 fiscal year end. Net sales and net income for ZERO's Electronics Businesses for the period April 1, 1997 through August 31, 1997 (which results are not included in APW Ltd.'s historical combined results) were $89.7 million and $7.5 million, respectively, and have been included in the Combined Statements of Equity and Comprehensive Income as a fiscal 1998 adjustment within "Investments by (Distributions to) Applied Power Inc., net."

All fees and expenses related to the ZERO merger and to the integration of the combined companies have been expensed as required under the pooling of interests method of accounting. A portion of such fees and expenses have been allocated to APW Ltd. from Applied Power. Transaction costs of $5.2 million, related to legal, accounting and financial advisory services for the Merger were allocated to APW Ltd. from Applied Power. In addition, APW Ltd. was allocated $3.3 million for expenses incurred associated with closure of ZERO corporate headquarters and a change in estimate of a ZERO corporate receivable valuation. Also related to the ZERO merger, APW Ltd. recorded $7.4 million of expense for costs associated primarily with facility consolidation and realignment, and the write-off of obsolete inventory due to conforming of product lines. See Note 8 - "Merger, Restructuring and Other Non-recurring Items" for further discussion of these charges.

Acquisitions
On June 5, 1998, Applied Power Limited, a United Kingdom subsidiary of APW Ltd., accepted for payment all of the VERO Group plc ("VERO") stock tendered, which totaled over 72% of the outstanding VERO shares, pursuant to Applied Power Limited's tender offer to acquire the entire issued share capital of VERO at a price of 192 pence per VERO share (the "Offer"). Applied Power Limited had previously acquired approximately 10% of VERO's shares, so that after accepting the shares tendered, Applied Power Limited owned or had accepted over 82% of VERO's shares. On June 19, 1998, Applied Power Limited announced that additional shares tendered brought the total of the shares it owned or had accepted for payment to over 90% of VERO's issued share capital and that it would invoke
Section 429 of the U.K. Companies Act of 1985, as amended, to acquire the remaining outstanding shares of VERO stock. After the required procedures were completed, Applied Power Limited owned all of the issued share capital of VERO.

Total purchase price for the transaction amounted to approximately $191.7 million. Allocations of the purchase price resulted in approximately $183.8 million of goodwill. VERO is a United Kingdom based company that manufactures electronic enclosures, racks, backplanes and power supplies. The acquisition has been recorded using the purchase method of accounting. The operating results of VERO subsequent to June 5, 1998 are included in the Combined Statements of Earnings.

In addition to the VERO acquisition discussed above, in fiscal 1998 APW Ltd. acquired seven other companies, for an aggregate purchase price of approximately $140.5 million, including $133.9 million in cash and the assumption of approximately $6.6 million in debt. The cash portion of the acquisitions was funded by borrowings under existing Applied Power credit facilities. Each of these acquisitions was accounted for using the purchase method of accounting and the results of operations of the acquired companies are included in the Combined Statements of Earnings from their respective acquisition dates. As a result of the acquisitions, approximately $103.2 million of goodwill was recorded by APW Ltd.

The following 1998 unaudited pro forma data summarize the results of operations as if the acquisitions of Rubicon and VERO had been completed on September 1, 1997, the beginning of APW Ltd.'s 1998 fiscal year. The following 1999 unaudited pro forma data summarize the results of operations as if the acquisition of Rubicon had been completed on September 1, 1998, the beginning of APW Ltd.'s 1999 fiscal year. The pro forma data give effect to actual operating results prior to the respective acquisition dates and appropriate adjustments to interest expense, goodwill amortization and income tax expense. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred on the dates indicated above or that may be obtained in the future. The pro forma effects of all other acquisitions are not included in the below data as they are not significant to the net sales and net earnings reported in the accompanying financial statements.

----------------------------------------------------------
(in thousands)                Fiscal Year Ended August 31,
----------------------------------------------------------
                                    1998            1999
----------------------------------------------------------
Net Sales                       $1,020,246      $1,079,977
Net Earnings                        16,867          19,501
==========================================================

Fiscal 1997 -
-------------
Acquisitions
On September 26, 1996, APW Ltd. acquired the net assets of Everest Electronic Equipment, Inc. ("Everest") for cash consideration of $52.0 million, which was funded through borrowings under then existing Applied Power credit facilities. Approximately $43.0 million of the purchase price was assigned to goodwill. Everest is a manufacturer of custom and standard electronic enclosures used by the computer, telecommunication, datacom and other industries and is headquartered in Anaheim, California. The acquisition has been recorded using the purchase method of accounting. The results of Everest subsequent to the acquisition date are included in the Combined Statements of Earnings.

In addition to the acquisition of Everest discussed above, in fiscal 1997 APW Ltd. acquired three other companies for an aggregate of approximately $22.8 million in cash plus $5.8 million in subsequent earn-out payments. The cash portion of the acquisitions' purchase price was funded by borrowings under then existing Applied Power credit facilities. Each of these acquisitions was accounted for as a purchase and the results of operations of the acquired companies are included in the Combined Statements of Earnings from their respective acquisition dates. As a result of the acquisitions, approximately $17.0 million in goodwill was recorded by APW Ltd.

Note 4 - Transactions and Agreements with Applied Power
-------------------------------------------------------
In order to effect the Distribution, Applied Power and APW Ltd. will enter into the following agreements:

 . Contribution Agreement, Plan and Agreement of Reorganization and Distribution . General Assignment, Assumption and Agreement regarding Litigation, Claims, and other Liabilities
 . Transitional Trademark Use and License Agreement
 . Insurance Matters Agreement
 . Bill of Sale and Assumption of Liabilities
 . Employee Benefits and Compensation Agreement
 . Tax Sharing and Indemnification Agreement
 . Interim Administrative Services Agreement
 . Confidentiality and Non Disclosure Agreement
 . Assumption of Applied Power Inc. Debt Obligation

These Agreements define the ongoing relationship between the parties after the Distribution. Applied Power and APW Ltd. have set pricing terms for services believed to be comparable to what could be achieved through arms-length negotiations. Following the Distribution, additional or modified agreements, arrangements and transactions may be entered into and such agreements and transactions will be determined through arms-length negotiations.

Note 5 - Accounts Receivable Financing
--------------------------------------

Applied Power and certain subsidiaries (collectively, "Originators"), sell trade accounts receivable to Applied Power Credit Corporation ("APCC"), a wholly-owned limited purpose subsidiary of Applied Power. APCC is a separate corporate entity that sells participating interests in its pool of accounts receivable to financial institutions ("Purchasers"). The Purchasers, in turn, receive an ownership and security interest in the pool of receivables. Participation interests in new receivables generated by the Originators are purchased by APCC and resold to the Purchasers as collections reduce previously sold participation interests. The sold accounts receivable to Purchasers are reflected as a reduction of receivables in Applied Power's Consolidated Balance Sheet. APCC has the risk of credit loss on such receivables up to a maximum recourse amount of 16% of sold receivables. Applied Power retains collection and administrative responsibilities on the participation interests sold as servicer for APCC and the Purchasers.

APW Ltd. sells trade receivables to a third party in the ordinary course of business through the above accounts receivable financing facility.
At August 31, 1998 and 1999, APW Ltd. accounts receivable were reduced by $38.4 million and $75.5 million, respectively, representing receivable interests sold under this program. Sales of trade receivables are reflected as a reduction of accounts receivable in the accompanying Combined Balance Sheets and the proceeds received, which are used to reduce debt, are included in cash flows from financing activities in the accompanying Combined Statements of Cash Flow. APW Ltd. expects to establish their own accounts receivable financing facility prior to the Distribution.

APW Ltd.'s allocated portion of accounts receivable financing costs totaling $1.2 million, $1.7 million and $2.9 million for the years ended August 31, 1997, 1998 and 1999, respectively, are included in net financing costs in the accompanying Combined Statements of Earnings.

Note 6 - Net Inventories
------------------------

The nature of APW Ltd.'s products in several significant parts of its business is such that they have a very short production cycle. Consequently, the amount of work-in-process at any point in time is minimal. In addition, many parts or components are ultimately either sold individually or assembled with other parts making a distinction between raw materials and finished goods impractical to determine. At these locations, APW Ltd. has not deemed it necessary or cost effective to categorize inventory by state of completion, but rather between material, labor and overhead.

As a result of these factors, it is neither practical nor cost effective to segregate the amounts of raw materials, work-in-process or finished goods inventories at the respective balance sheet dates, as segregation would only be possible as the result of physical inventories which are taken at dates different from the balance sheet dates.

Note 7 - Combined Equity
------------------------

The "Combined equity" caption in the accompanying combined financial statements represents Applied Power's cumulative net investment in the combined businesses of APW Ltd. Changes in the "Combined equity" caption represent the net income
(loss) of APW Ltd., net cash and noncash contributions from (distributions to) Applied Power, changes in allocated corporate debt and allocated corporate interest, net of tax. See the accompanying Combined Statements of Equity and Comprehensive Income for an analysis of the activity in the "Combined equity" caption for the three years ended August 31, 1999 and the six months ended February 29, 2000 (unaudited).

Note 8 - Merger, Restructuring and Other Non-recurring Items
------------------------------------------------------------

Six Months Ended February 29, 2000-
In the second quarter of fiscal 2000, Applied Power allocated to APW Ltd. $2.2 million of fees and expenses associated with the Distribution transaction and incorporating APW Ltd. in Bermuda. Those fees and expenses are classified under the caption "Corporate Reorganization Expenses" in the Combined Statements of Earnings for the six months ended February 29, 2000 (unaudited), and represent APW Ltd.'s allocated portion of legal, accounting, tax and investment banking fees incurred through February 29, 2000 (unaudited), for services related to the transaction.

Also in the second quarter of fiscal 2000, a subsidiary of APW Ltd. paid a $3.3 million pre-payment premium for the early retirement of debt in anticipation of the Distribution transaction. This charge is recorded in the Combined Statements of Earnings for the six months ended February 29, 2000 (unaudited), as an extraordinary loss, net of the $1.2 million tax benefit.

Fiscal 1998-

In the fourth quarter of fiscal 1998, APW Ltd. recorded merger, restructuring and other one-time charges of $21.1 million. The pre-tax charges of $27.9 million related to costs associated with the ZERO merger, various plant and infrastructure consolidations, and other cost reduction and product rationalization efforts of APW Ltd. With the exception of approximately $3.3 million in reserves relating primarily to long-term lease commitments and other contractual obligations, no accrued restructuring reserves remained at August 31, 1999. The following table summarizes the manner in which these merger, restructuring and other non-recurring items were recorded in APW Ltd.'s fiscal 1998 Combined Statement of Earnings:

--------------------------------------------------------------
Merger, Restructuring and Other Non-recurring Items
--------------------------------------------------------------
(in thousands)
Cost of products sold                                  $10,125
Engineering, selling and administrative expenses         1,429
Restructuring charges                                   11,111
Merger related expenses                                  5,195
--------------------------------------------------------------
     Subtotal                                           27,860
Less: Income tax benefit                                 6,741
--------------------------------------------------------------
     Total                                             $21,119
==============================================================

On July 31, 1998, a newly created subsidiary of APW Ltd. merged into ZERO Corporation after shareholder approval of both companies. All fees and expenses related to the ZERO merger and to the integration of the combined companies have been expensed as required under the pooling of interests method of accounting. Such fees and expenses, which have been allocated from Applied Power, amounted to $15.9 million and are included in the above $27.9 million pre-tax charge recorded in the fourth quarter of fiscal 1998. The total ZERO fees and expenses include transaction costs of approximately $5.2 million related to legal, accounting and financial advisory services. The remaining $10.7 million reflects costs associated with organizational realignment, closure of ZERO headquarters, facility consolidation, a change in estimate of a receivable valuation and the write-off of obsolete inventory due to conforming of product lines.

It is APW Ltd.'s strategy to become the premier, global electronic enclosure manufacturer. In line with that strategy, APW Ltd. completed eleven electronic enclosure acquisitions in fiscal 1997 and 1998, operating 34 facilities in 11 countries at August 31, 1998. As a result of this rapid expansion into the electronic enclosure business, there were significant rationalization and integration opportunities within and between the acquired businesses. In late fiscal 1998, APW Ltd. formalized a plan to eliminate redundancies and streamline operations within these acquired businesses. These rationalization efforts included consolidating three facilities into one in the northeastern United States, the consolidation of production of several product lines between facilities, standardization of design and development functions, and other organizational realignments. As a result of this plan, APW Ltd. recorded $7.1 million for related charges, including provisions for costs associated with employee severance and provisions for long-term lease commitments on closed facilities. APW Ltd. completed the planned reorganization of its acquired companies in fiscal 1999.

Also in late fiscal 1998, APW Ltd. initiated aggressive programs to eliminate or reduce product lines and items which were not generating sufficient economic return. The programs include the elimination of slow moving or marginal products and the entire exit of less productive product lines. As a result of these programs, APW Ltd. recorded a $4.9 million charge to cost of products sold for the write-off of obsolete inventory. APW Ltd.'s product line initiatives were materially completed by the end of fiscal 1999.

In total, the above $27.9 million pre-tax charge included $8.9 million for severance payments for a reduction of approximately 190 employees.

In addition to the above fourth quarter fiscal 1998 $21.1 million after-tax charge, APW Ltd. recorded an allocated portion of two non-operating gains incurred by the corporate headquarters of ZERO. In the first quarter of fiscal 1998, APW Ltd. recorded a $1.0 million pre-tax gain related to proceeds received on a ZERO corporate officer life insurance policy. Also, in the third quarter of fiscal 1998, APW Ltd. recognized a $5.5 million pre-tax gain for APW Ltd.'s allocated share of a gain on the sale of ZERO corporate property.

Note 9 - Debt
-------------

Long-term Debt:                             August 31,
---------------                    ----------------------------
(in thousands)                         1998            1999
                                   ------------    ------------
Borrowings under:

  General borrowings allocated from Applied Power            $233,404   $639,275
  Senior promissory notes, due March 8, 2011                   50,000     50,000
  Floating rate unsecured loan notes, due 2003                 27,386     30,681
  Pound Sterling multi-currency revolving credit agreement     26,218      5,623
                                                             --------   --------
Total long-term debt                                         $337,008   $725,579
                                                             ========   ========

General borrowings allocated from Applied Power were determined based on a model that allocated API's debt proceeds on a where incurred basis and allocated Applied Power's net debt paydowns based on APW Ltd's free cash flow. The debt allocated to APW Ltd. from Applied Power includes portions of balances outstanding under Applied Power's multi-currency revolving credit agreement, Applied Power's $200 million senior subordinated notes due 2009, amounts outstanding from Applied Power's commercial paper program and other general debt. Under Applied Power, these debt instruments were held centrally, and as such, debt from these specific instruments was not historically allocated. See
Note 2 -"Summary of Significant Accounting Policies - Basis of Presentation" for further discussion of Applied Power debt allocation.

The Senior promissory notes due March 8, 2011 bear interest at 7.13%, and are payable in 11 annual installments of $4.5 million beginning March 8, 2001. The proceeds from the notes were used solely for the repurchase of ZERO's common stock in a Dutch Auction Tender Offer in fiscal 1996 and for payment of related expenses.

The floating rate unsecured loan notes were entered into by APW Ltd. as a result of its acquisitions of VERO and Rubicon. The notes were exchanged with individual shareholders of VERO and Rubicon, at their option, in lieu of receiving cash payment for their tendered shares. The notes carry an interest rate of LIBOR minus 0.50% and can be redeemed at the option of the note holder on various dates through 2003.

The Pound Sterling multi-currency revolving credit agreement was entered into by VERO in April 1998, prior to the acquisition of VERO by APW Ltd. The facility provides up to 27.5 million Pounds Sterling of multi-currency borrowings and expires in 2003. Any borrowings under this agreement carry an interest rate of LIBOR plus 0.65%, determined by the underlying currency of the debt which is being borrowed. At August 31, 1999, the facility had outstanding borrowings denominated in Pounds Sterling, German Marks, French Francs, US Dollars, Danish Krone and Italian Lira. The agreement has certain covenants regarding tangible net worth and debt-to-net worth, neither of which were deemed restrictive at August 31, 1999. The total unused line of credit available under this agreement at August 31, 1999 was approximately $38.4 million.


Short-term Debt: APW Ltd. had other short-term borrowings under unsecured non-committed lines of credit with banks at August 31, 1998 and 1999. Interest rates vary depending on the currency being borrowed. The weighted average interest rates on the US and non-US short-term borrowings were 5.24% and 5.45% at August 31, 1998 and 1999, respectively.

Note 10 - Leases
----------------

APW Ltd. leases certain facilities, computers, equipment and vehicles under various lease agreements generally over periods of one to twenty years. Under most arrangements, APW Ltd. pays the property taxes, insurance, maintenance and expenses related to the leased property. Many of the leases include provisions which enable APW Ltd. to renew the lease based upon the fair values on the date of expiration of the initial lease.

Future obligations on non-cancelable operating leases in effect at August 31, 1999 are: $17.9 million in fiscal 2000; $15.6 million in fiscal 2001; $21.2 million in fiscal 2002; $12.6 million in fiscal 2003; $9.6 million in fiscal 2004 and $114.4 million thereafter.

Total rental expense under operating leases was $3.3 million, $9.1 million and $17.1 million in fiscal 1997, 1998 and 1999, respectively.

Note 11 - Stock Option Plans
----------------------------

Certain employees of APW Ltd. participate in stock option plans sponsored by Applied Power and have stock options outstanding under Applied Power's 1990 Stock Plan and 1996 Stock Plan, and ZERO's 1994 Stock Plan. No further options may be granted under Applied Power's 1990 Stock Plan and ZERO's 1994 Stock Plan, although options previously issued and outstanding under these plans remain exercisable pursuant to the provisions of the plans. Under the terms of Applied Power's 1996 Plan, options may be granted to officers and key employees. Options granted under Applied Power's plans generally have a maximum term of ten years and an exercise price equal to 100% of the fair market value of a share of Applied Power's common stock at the date of grant. Options generally vest 50% after two years and 100% after five years. ZERO's options have an exercise price not less than the fair market value of ZERO common stock on the date of grant. In addition, ZERO's options were granted with terms of five to eight years and become exercisable in annual installments (generally one-third of the total grant) commencing one year from the date of grant, on a cumulative basis.

As part of the Distribution, APW Ltd. will adopt their own stock option plan and the outstanding stock options of APW Ltd. employees will be converted to an equivalent number of options to purchase the same value of APW Ltd. common stock based on the fair market value of APW Ltd. common stock at the time of the Distribution.

A summary of option activity for these APW Ltd. employees under the Applied Power and ZERO stock option plans is as follows:

--------------------------------------------------------------------------------
                                            Number of           Weighted Average
                                               Shares             Exercise Price
--------------------------------------------------------------------------------
Outstanding at August 31, 1996              1,506,572                    $  9.90
     Granted                                  208,850                      19.01
     Exercised                                (11,072)                     16.19
--------------------------------------------------------------------------------
Outstanding at August 31, 1997              1,704,350                    $ 10.98
     Granted                                  187,322                      31.96
     Exercised                               (233,999)                      9.05
--------------------------------------------------------------------------------
Outstanding at August 31, 1998              1,657,673                    $ 13.62
     Granted                                  427,400                      27.13
     Exercised                               (109,379)                     11.31
     Cancelled                                 (9,300)                     28.30
--------------------------------------------------------------------------------
Outstanding at August 31, 1999              1,966,394                    $ 16.62
--------------------------------------------------------------------------------
Exercisable at August 31, 1999              1,224,988                    $ 11.17
================================================================================

APW Ltd. applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized by APW Ltd. for these stock-based compensation plans. If APW Ltd. had accounted for these stock options issued to APW Ltd. employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," APW Ltd.'s net earnings would have decreased by $0.2 million, $0.4 million and $1.0 million in fiscal 1997, 1998 and 1999, respectively.

The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income for future years since options vest over several years and additional awards are made each year.

The fair value of APW Ltd. employee stock options used to compute pro forma net earnings disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The weighted average fair values per share of APW Ltd. options granted in fiscal 1997, 1998 and 1999 are $5.03, $11.40 and $10.44, respectively. The following weighted average assumptions were used in completing the model:

--------------------------------------------------------------------------------
                                                  1997        1998        1999
--------------------------------------------------------------------------------
Dividend yield                                    0.33%       0.24%       0.20%
Expected volatility                               19.0%       23.5%       31.9%
Risk-free rate of return                           6.3%        5.5%        6.4%
Expected life                                 5.0 years   5.6 years   5.1 years
================================================================================

Note 12 - Employee Benefit Plans
--------------------------------

Defined Benefit Pension Plan - APW Ltd. provides defined benefit pension benefits to certain United Kingdom employees of VERO who were entitled to those benefits prior to VERO's acquisition by APW Ltd. The following tables provide a reconciliation of benefit obligations, plan assets, funded status and net periodic benefit cost for those plans:

                                                                VERO
                                                          Pension Benefits
--------------------------------------------------------------------------------
     (in thousands)                                     1998             1999
--------------------------------------------------------------------------------
Change in benefit obligation-
Benefit obligation at beginning of year              $        -      $   50,698
Service cost                                                  -           2,497
Interest cost                                                 -           3,315
Acquisition                                              50,698               -
Translation difference                                        -          (1,030)
Employee contributions                                        -           1,071
Actuarial loss                                                -           9,553
Benefits paid                                                 -          (2,429)
--------------------------------------------------------------------------------
Benefit obligation at end of year                    $   50,698      $   63,675
================================================================================

Change in plan assets-
Fair value of plan assets at beginning of year       $        -      $   39,938
Actual return on plan assets                                  -           6,709
Acquisition                                              39,938               -
APW Ltd. contributions                                        -           2,262
Employee contributions                                        -           1,071
Translation difference                                        -            (792)
Benefits paid from plan assets                                -          (2,429)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year             $   39,938      $   46,759
================================================================================

Funded status of the plans                           $  (10,760)     $  (16,916)
Unrecognized net loss                                         -           5,993
--------------------------------------------------------------------------------
Accrued benefit cost                                 $  (10,760)     $  (10,923)
================================================================================

Weighted-average assumptions as of August 31-
Discount rate                                             6.30%           5.80%
Expected return on plan assets                            8.00%           7.50%
Rate of compensation increase                             3.90%           3.80%
================================================================================

                                                              VERO
                                                        Pension Benefits
------------------------------------------------------------------------------
     (in thousands)                                 1997      1998       1999
------------------------------------------------------------------------------
Components of net periodic benefit cost -
Service cost                                     $    -    $    -    $  3,569
Employee contributions                                -         -      (1,071)
Interest cost                                         -         -       3,315
Expected return on assets                             -         -      (3,189)
------------------------------------------------------------------------------
Benefit cost                                     $    -    $    -    $  2,624
==============================================================================

The VERO pension benefits consist of two plans which cover the majority of VERO's United Kingdom employees, executives and directors. The assets of the plans are held in a separately administered trust and contributions are determined based on triennial actuarial valuations using the projected unit credit funding method. APW Ltd. assumed the accrued benefit obligation upon acquisition of VERO in June of 1998.

Defined Contribution Benefit Plans

Substantially all of APW Ltd.'s full-time US employees have been eligible to participate in a qualified 401(k) plan under the APW 401(k) Plan. Under the provisions of the 401(k) Plan, the plan administrator acquires shares of Class A Common Stock on the open market and allocates such shares to accounts set aside for APW Ltd. employee's retirements. APW Ltd. core contributions generally equal 3% of each employee's annual cash compensation, subject to IRS limitations. Additionally, employees generally may contribute up to 15% of their base compensation. APW Ltd. also matches approximately 25% of each employee's contribution up to the participant's first 6% earnings.

During the years ended August 31, 1997, 1998 and 1999, pre-tax expense related to the above defined contribution plan was approximately $3.2 million, $3.7 million and $5.3 million, respectively.

Non-US Benefit Plans - APW Ltd. contributes to a number of retirement programs for employees outside the US. Pension expense under these programs amounted to approximately $0.1 million, $0.9 million and $1.9 million in fiscal 1997, 1998 and 1999, respectively. As these plans are not significant APW Ltd. does not determine the actuarial value of accumulated plan benefits or net assets available for benefits.

Note 13 - Income Taxes
----------------------

Income tax expense consists of the following (in thousands):

--------------------------------------------------------------------------------
                                          1997            1998            1999
--------------------------------------------------------------------------------
Currently payable:
     Federal                            $15,224         $17,513         $(3,029)
     Foreign                                (53)          1,190           9,281
     State                                2,595           2,456             489
--------------------------------------------------------------------------------
Subtotals                                17,766          21,159           6,741
--------------------------------------------------------------------------------
Deferred:
     Federal                              1,097          (5,215)          5,276
     Foreign                                  -           1,958          (1,328)
     State                                   36            (743)            701
--------------------------------------------------------------------------------
Subtotals                                 1,133          (4,000)          4,649
--------------------------------------------------------------------------------
Totals                                  $18,899         $17,159         $11,390
================================================================================

Income tax expense differs from the amounts computed by applying the Federal income tax rate to earnings before income tax expense. A reconciliation of income taxes at the US statutory rate to the effective tax rate follows:

--------------------------------------------------------------------------------
                                                         % of Pre-tax Earnings
--------------------------------------------------------------------------------
                                                      1997      1998       1999
--------------------------------------------------------------------------------
Federal statutory rate                                35.0%     35.0%      35.0%
State income taxes, net of Federal effect              3.4       3.1        2.4
Non-deductible amortization and other expenses         0.3      11.1       14.3
Net effects of foreign tax rates and credits          (1.6)      0.8      (16.0)
Other items                                            0.3      (1.7)       0.1
--------------------------------------------------------------------------------
Effective tax rate                                    37.4%     48.3%      35.8%
================================================================================

Temporary differences and carryforwards which gave rise to the deferred tax assets and liabilities included the following items (in thousands):

--------------------------------------------------------------------------------
                                                                  August 31,
--------------------------------------------------------------------------------
                                                              1998        1999
-------------------------------------------------------------------------------
Deferred income tax assets:
     Operating loss and state tax credit carryforwards      $   772     $ 1,159
     Compensation and other employee benefits                10,711       9,053
     Inventory items                                          1,671       2,822
     Restructuring expenses                                   5,349       1,362
     Deferred income                                            405         994
     Book reserves and other items                            3,459       1,369
-------------------------------------------------------------------------------
         Total deferred assets                               22,367      16,759
     Valuation allowance                                       (772)     (1,159)
--------------------------------------------------------------------------------
         Net deferred income tax assets                      21,595      15,600
--------------------------------------------------------------------------------
Deferred income tax liabilities:
     Depreciation and amortization                           13,800      15,450
     Inventory items                                            442         442
     Other items income tax liabilities                       2,022        (639)
--------------------------------------------------------------------------------
         Net deferred                                        16,264      15,253
--------------------------------------------------------------------------------
Net deferred income taxes                                   $ 5,331     $   347
================================================================================

The valuation allowance represents a reserve for foreign and domestic operating loss and state tax credit carryforwards for which utilization is uncertain. The increase in the valuation allowance represents the current year increase in such loss carryforwards. The majority of the foreign losses may be carried forward indefinitely. The state loss carryforwards expire in various years through 2014.

APW Ltd.'s policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign income taxes are creditable in the US. Accordingly, APW Ltd. does not currently provide for the additional US and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries. Undistributed earnings on which additional income taxes have not been provided amounted to approximately $31.8 million at August 31, 1999. If all such undistributed earnings were remitted, an additional provision for income taxes of approximately $0.8 million would have been necessary as of August 31, 1999.

Earnings from continuing operations before income taxes from non-US operations were $1.9 million, $7.9 million and $25.9 million for 1997, 1998 and 1999, respectively.

Note 14 - Supplemental Combined Balance Sheet Information:
----------------------------------------------------------

                                                              August 31,
                                                      -------------------------
                                                         1998            1999
(in thousands)                                        ---------       ---------
Accounts receivable -
     Accounts receivable                              $  95,429       $ 105,302
     Less allowances                                      2,499           3,537
                                                      ---------       ---------
     Accounts receivable, net                         $  92,930       $ 101,765
                                                      =========       =========

Property, plant and equipment -
     Property                                         $   3,065       $  15,739
     Plant                                               47,320          33,508
     Machinery and equipment                            179,941         308,146
                                                      ---------       ---------
        Total                                           230,326         357,393
     Less accumulated depreciation                       82,437         162,489
                                                      ---------       ---------
        Property, plant and equipment, net            $ 147,889       $ 194,904
                                                      =========       =========


                                                              August 31,
                                                      -------------------------
                                                         1998            1999
                                                      ---------       ---------
Goodwill -
     Goodwill                                         $ 343,810       $ 719,717
     Less accumulated amortization                        7,285          32,191
                                                      ---------       ---------
     Goodwill, net                                    $ 336,525       $ 687,526
                                                      =========       =========

Other Intangibles -
     Other intangibles                                $  17,892       $  18,662
     Less accumulated amortization                        5,540           7,031
                                                      ---------       ---------
     Other intangibles, net                           $  12,352       $  11,631
                                                      =========       =========

Note 15 - Business Segment, Geographic and Customer Information
---------------------------------------------------------------

APW Ltd. is organized as one reportable segment. APW Ltd. supplies electronic enclosures, power supplies, thermal systems, backplanes, and cabling either as individual products, or as an integrated system incorporating certain of APW Ltd.'s product design, supply chain management, assembly and test capabilities. Sales between geographic areas are insignificant and are accounted for at prices intended to yield a reasonable return to the selling affiliate.

The following table summarizes financial information by geographic region. The information for Operating Earnings includes the effects of the merger, restructuring and other non-recurring items discussed in Note 8 - "Merger, Restructuring and Other Non-recurring Items." Fiscal 2000 results include $2.2 million in fees and expenses allocated by Applied Power to APW Ltd. associated with the spin-off and incorporating APW Ltd. offshore with the entire amount being allocated to General corporate and other. Fiscal 1998 results include a $27.9 million restructuring and merger charge that was allocated by geographic region as follows: $18.3 million in North America, $8.8 million General Corporate and $0.8 million in Europe.

                                                                                            Six Months Ended
                                               Years Ended August 31,                 ----------------------------
                                     ------------------------------------------       February 28,    February 29,
                                       1997           1998             1999               1999            2000
                                     ---------      ---------       -----------       ------------    ------------
                                                                                       (Unaudited)    (Unaudited)
Net sales:
   North America                     $334,391       $460,998        $  576,034          $266,247      $  327,082
   Europe and other                    40,927        132,212           479,304           246,993         239,134
                                     ---------      ---------       -----------         ---------     -----------
        Totals                       $375,318       $593,210        $1,055,338          $513,240      $  566,216
                                     =========      =========       ===========         =========     ===========

Operating earnings:
   North America                     $ 64,355       $ 53,502        $   58,727          $ 21,093      $   38,076
   Europe and other                     1,536          8,548            31,536            21,383          11,608
   General corporate and other         (7,107)       (18,575)           (7,377)           (3,747)         (5,848)
                                     ---------      ---------       -----------         ---------     -----------
        Totals                       $ 58,784       $ 43,475        $   82,886          $ 38,729      $   43,836
                                     =========      =========       ===========         =========     ===========

Assets:
   North America                                    $395,167        $  367,475                        $  391,180
   Europe and other                                  334,049           760,435                           743,813
   General corporate and other                        14,594            52,068                            49,509
                                                    ---------       -----------                       -----------
        Totals                                      $743,810        $1,179,978                        $1,184,502
                                                    =========       ===========                       ===========

Corporate assets, which are not allocated, represent principally cash and deferred income taxes.

No single customer accounted for more than 10% of total net sales in 1997, 1998 or 1999. Export sales from domestic operations were less than 3% of total net sales in each of the periods presented.

Note 16 - Contingencies and Litigation
--------------------------------------

APW Ltd. is a party to various legal proceedings which have arisen in the normal course of its business. These legal proceedings typically include product liability, environmental, labor, patent claims and commission disputes. APW Ltd. has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and such loss can be reasonably estimated. In the opinion of management, the resolution of these contingencies will not have a material adverse effect on APW Ltd.'s financial condition, results of operations or cash flows.

APW Ltd. has facilities at numerous geographic locations which are subject to a range of environmental laws and regulations. Environmental costs are expensed or capitalized depending on their future economic benefits. Expenditures that have no future economic value are expensed. Liabilities are recorded when environmental remediation is probable and the costs can be reasonably estimated. Environmental expenditures over the last three years have not been material. Although the level of future expenditures for environmental remediation is impossible to determine with any degree of certainty, it is management's opinion that such costs will not have a material adverse effect on APW Ltd.'s financial position, results of operations or cash flows. Environmental remediation accruals of $2.1 million and $2.8 million were included in the Combined Balance Sheets at August 31, 1998 and 1999, respectively.

Note 17 - Quarterly Financial Data (Unaudited)
----------------------------------------------


                                          Fiscal 1998
                    -------------------------------------------------------
                     First          Second           Third        Fourth(1)
                    -------         -------         -------       ---------
Net sales           $ 124.6         $ 125.5         $ 139.2        $ 203.9
Gross profit           44.7            44.1            48.3           57.0
Net earnings            8.8             7.3            10.0           (7.8)
                    =======         =======         =======        =======

                                          Fiscal 1999
                    -------------------------------------------------------
                     First          Second           Third          Fourth
                    -------       ---------         -------       ---------
Net sales           $ 263.2         $ 250.1         $ 260.5        $ 281.5
Gross profit           75.9            64.5            72.4           79.0
Net earnings            7.8             3.3             3.9            5.4
                    =======         =======         =======        =======

(In millions)             Fiscal 2000
                    ------------------------
                     First        Second (2)
                    -------       ----------
Net sales           $ 289.1         $ 277.1
Gross profit           77.4            72.3
Net earnings            6.4             2.5
                    =======         =======

(1) Fiscal 1998 fourth quarter results include a pre-tax charge of $27.9 million related to costs associated with the ZERO merger, various plant and infrastructure consolidations, and other cost reduction and product rationalization efforts of APW Ltd.

(2) Includes $2.2 million allocated charge for fees and expenses associated with the Distribution and the incorporating of APW Ltd. offshore. Those fees and expenses which are included in the Combined Statements of Earnings for the six months ended February 29, 2000, represent APW Ltd.'s allocated portion of legal, accounting, tax and investment banking fees incurred through February 29, 2000 for services related to the transaction.

    Also in the second quarter of fiscal 2000, a $3.3 million make-whole premium ($2.1 million net of tax benefit) was paid in connection with the early retirement of debt in anticipation of the Distribution. This charge is recorded in the Combined Statements of Earnings for the six months ended February 29, 2000, as an extraordinary item, net of tax.

Report of Independent Accountants on Financial Statement Schedule
-----------------------------------------------------------------

To the Directors of Applied Power Inc.:

     Our audits of the combined financial statements referred to in our report dated April 20, 2000 on page F-1 of this Form 10 also included an audit of the information as of and for the years ended August 31, 1997, 1998 and 1999, respectively, set forth in the Financial Statement Schedule included in this Form 10. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein as of and for the years ended August 31, 1997, 1998, and 1999, when read in conjunction with the related combined financial statements.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 20, 2000

                           APW LTD. AND SUBSIDIARIES

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                -----------------------------------------------
                            (Dollars in Thousands)

                                                                       Additions                Deductions
                                                                ------------------------       ------------
                                                                                                Accounts
                                  Balance at      Effect of     Charged to                     Written Off                Balance
                                  Beginning       Excluded      Costs and          Net            Less                    at End
        Description               of Period       Activity       Expenses       Acquired       Recoveries      Other     of Period
---------------------------       ----------      ---------     ----------      --------       ------------  ---------   ---------
-----------------------
Deducted from assets to
Which they apply:
-----------------------

Allowance for losses -
  trade accounts receivable

August 31, 1997                     $   760         $  -          $  220         $  133           $  216      $   -       $   897
                                    =======         ====          ======         ======           ======      ======      =======

August 31, 1998                     $   897         $ 59          $1,295         $  509           $  233      $ (28)      $ 2,499
                                    =======         ====          ======         ======           ======      ======      =======

August 31, 1999                     $ 2,499         $  -          $  641         $1,254           $  801      $ (56)      $ 3,537
                                    =======         ====          ======         ======           ======      ======      =======

Allowance for losses -
  Inventory

August 31, 1997                     $   626         $  -          $1,048         $  280           $  141      $   -       $ 1,813
                                    =======         ====          ======         ======           ======      ======      =======

August 31, 1998                     $ 1,813         $162          $7,604         $4,627           $  827      $(192)      $13,187
                                    =======         ====          ======         ======           ======      ======      =======

August 31, 1999                     $13,187         $  -          $4,197         $1,359           $6,521      $(286)      $11,936
                                    =======         ====          ======         ======           ======      ======      =======